Registration Statement No. 333-47981
                                           Rule 424(b)(3)


                                [BOA letterhead]

                                 April 13, 1998

Dear Fellow Shareholders:

         You are cordially invited to attend a Special Meeting of Shareholders of The Bank of Alexandria ("BOA") to be held at Belle Haven Country Club, 6023 Ft. Hunt Road, Alexandria, Virginia on Friday, May 15, 1998 at 10:00 a.m.

         At this important meeting, you will be asked to consider and vote on the Agreement and Plan of Reorganization, dated as of December 12, 1997, and a related Plan of Merger (collectively, the "Merger Agreement") among BOA, F&M National Corporation ("F&M") and F&M Bank-Northern Virginia, a subsidiary bank of F&M headquartered in Fairfax. F&M is a community bank holding company with consolidated assets of $2.5 billion at December 31, 1997, headquartered in Winchester Virginia with its principal operations being conducted through eleven subsidiary banks in Virginia, West Virginia and Maryland and one trust company.

         Under the terms of the Merger Agreement, BOA will be merged with F&M Bank-Northern Virginia (the "Merger"), and each share of common stock of BOA outstanding immediately prior to consummation of the Merger will be exchanged for 0.942 shares of common stock of F&M, with cash being paid in lieu of issuing fractional shares. F&M common stock is listed and traded on the New York Stock Exchange under the symbol "FMN." It is anticipated that the Merger will become effective by June 1, 1998.

         The exchange of shares (other than for cash in lieu of any fractional shares) will be a tax-free transaction for federal income tax purposes. Details of the proposed transaction with F&M are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with F&M requires the affirmative vote of more than two-thirds of the outstanding shares of common stock of BOA.

         Your Board of Directors has retained the investment banking firm of Scott & Stringfellow, Inc. to act as its financial advisor in connection with the Merger. As discussed in the accompanying Proxy Statement/Prospectus, Scott & Stringfellow has delivered to the Board of Directors its written opinion that, as of this date, the terms of the Merger Agreement are fair from a financial point of view to our shareholders.

         Your Board of Directors has unanimously approved the Merger Agreement and the transaction with F&M and believes that they are in the best interests of BOA and our shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Merger Agreement.

         We hope you can attend the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own.

         We look forward to seeing you at the Special Meeting.

                                Sincerely yours,

                                /s/ Stephen P. Tees
                                -------------------
                                STEPHEN P. TEES
                                President and Chief Executive Officer

                             THE BANK OF ALEXANDRIA
                              Alexandria, Virginia

                           -------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                  May 15, 1998

                           -------------------------

         A Special Meeting of Shareholders of The Bank of Alexandria ("BOA") will be held on Friday, May 15, 1998 at 10:00 a.m., at Belle Haven Country Club, 6023 Ft. Hunt Road, Alexandria, Virginia for the following purposes:

         1. To approve the Agreement and Plan of Reorganization, dated as of December 12, 1997, by and among BOA, F&M National Corporation ("F&M") and F&M Bank-Northern Virginia and a related Plan of Merger (collectively, the "Merger Agreement"), providing for the merger of BOA with and into F&M Bank-Northern Virginia upon the terms and conditions therein (the "Merger"), including, among other things, that each issued and outstanding share of BOA common stock will be exchanged for 0.942 shares of F&M common stock, with cash being paid in lieu of issuing fractional shares. The Merger Agreement is enclosed as Appendix I to the accompanying Proxy Statement/Prospectus.

         2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         The Board of Directors has fixed March 31, 1998, as the record date for the Special Meeting, and only holders of record of BOA common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof.


                                           By Order of the Board of Directors

                                           /s/ Stephen P. Tees
                                           -------------------
                                           Stephen P. Tees
                                           President and Chief Executive Officer

April 13, 1998



       PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR
                  NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

          THE BOARD OF DIRECTORS OF THE BANK OF ALEXANDRIA UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE MERGER AGREEMENT.

                             THE BANK OF ALEXANDRIA
                                 PROXY STATEMENT

                            F&M NATIONAL CORPORATION
                                   PROSPECTUS

         This Proxy Statement/Prospectus is being furnished to shareholders of The Bank of Alexandria ("BOA") in connection with the solicitation of proxies by the Board of Directors of BOA for use at its Special Meeting of Shareholders (the "Special Meeting") to be held on May 15, 1998, and any postponements or adjournments thereof.

         At the Special Meeting, shareholders will be asked to approve an Agreement and Plan of Reorganization, dated as of December 12, 1997, among BOA, F&M National Corporation, a community bank holding company based in Winchester, Virginia ("F&M"), and F&M Bank-Northern Virginia, a wholly-owned subsidiary bank of F&M headquartered in Fairfax, and a related Plan of Merger (collectively, the "Merger Agreement") providing for the merger of BOA with and into F&M Bank-Northern Virginia (the "Merger") and the exchange of common stock of BOA ("BOA Common Stock") for the common stock of F&M ("F&M Common Stock"). Upon consummation of the Merger, each outstanding share of BOA Common Stock will be exchanged for 0.942 shares (the "Exchange Ratio") of F&M Common Stock. Cash will be paid in lieu of fractional shares. The Merger Agreement also provides for the conversion upon consummation of the Merger of all stock options outstanding under BOA's Incentive Stock Option Plan (the "BOA Stock Options") into options to acquire shares of F&M Common Stock, appropriately adjusted to reflect the Exchange Ratio. See "The Merger" for a more complete description of the Merger. A copy of the Merger Agreement is included as Appendix I hereto.

         The Board of Directors of BOA unanimously recommends that shareholders vote to approve the Merger Agreement. Failure to vote is equivalent to voting against the proposal.

         This Proxy Statement/Prospectus also serves as the prospectus of F&M covering up to approximately 709,275 shares of F&M Common Stock issuable to shareholders of BOA in connection with the Merger. The Proxy Statement/Prospectus also constitutes a prospectus of F&M in respect of any shares of F&M Common Stock that are issuable upon exercise of the BOA Stock Options following consummation of the Merger.

         F&M Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "FMN." On December 11, 1997, the last business day prior to the public announcement of the execution of the Merger Agreement, the last reported sale price of F&M Common Stock on the NYSE Composite Transactions Reporting System (the "NYSE Composite Tape") was $34.875 and on April 9, 1998, the last practicable date prior to the mailing of this Proxy Statement/Prospectus, the last reported sale price was $32.00.

         This Proxy Statement/Prospectus is first being mailed to shareholders of BOA on or about April 13, 1998.

                            -----------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY NOR HAS THE COMMISSION OR ANY OTHER FEDERAL OR STATE AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SHARES OF F&M COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

         The date of this Proxy Statement/Prospectus is April 13, 1998.


                              AVAILABLE INFORMATION

         F&M and BOA are subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") in the case of F&M and the Federal Deposit Insurance Corporation (the "FDIC") in the case of BOA. Such reports and other information filed by F&M with the Commission may be inspected and copied at the principal office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition, F&M Common Stock is listed and traded on the NYSE. Reports, proxy statements and other information concerning F&M may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Reports, proxy statements and other information concerning BOA may be inspected and copied without charge at the FDIC's Registration, Disclosure and Securities Operation Unit, 550 17th Street, N.W. -- Rm. F-6043, Washington, D.C. 20429, and may also be obtained from the FDIC by writing to the referenced address, by calling (202) 898-8913 or by facsimile at (202) 898-3909.

         As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which have been filed by F&M with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to F&M Common Stock and to which reference is hereby made for further information.

         This Proxy Statement/Prospectus incorporates by reference certain documents relating to F&M that are not presented herein or delivered herewith. These documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents) are available to any person to whom this Proxy Statement/Prospectus is delivered, without charge, upon written or oral request directed to F&M's Secretary, 9 Court Square, P.O. Box 2800, Winchester, Virginia 22604; telephone number (540) 665-4200. In order to ensure timely delivery of any requested documents, the request should be made by May 8, 1998.

         The information contained in this Proxy Statement/Prospectus relating to F&M has been supplied by F&M, and the information relating to BOA has been supplied by BOA.

         No person has been authorized to make any representations or give any information not contained in this Proxy Statement/Prospectus or incorporated by reference herein and, if made or given, such representation or information should not be relied upon as having been authorized by BOA or F&M. Neither the delivery of this Proxy Statement/Prospectus nor the issuance of any securities hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of BOA or F&M since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission by F&M (File No. 0-05929) under the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus: (i) F&M's Annual Report on Form 10-K for the year ended December 31, 1997; and (ii) F&M's two Current Reports on Form 8-K, each dated April 3, 1998.

         All documents filed by F&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein.

         BOA's Annual Report on Form 10-KSB for the year ended December 31, 1997 filed with the FDIC under the Exchange Act is incorporated by reference in this Proxy Statement/Prospectus and included as Appendix IV hereto. Financial and other information relating to BOA is set forth in BOA's Annual Report on Form 10-KSB for the year ended December 31, 1997.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

         Also incorporated by reference herein is the Merger Agreement, which is included as Appendix I to the Proxy Statement/Prospectus.

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Proxy Statement/Prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and businesses of each of F&M and BOA. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes occur in the regulatory environment; (5) changes occur in business conditions and inflation; and (6) changes occur in the securities markets.

                                TABLE OF CONTENTS
                                -----------------

Available Information.................................................   2
Incorporation of Certain Information by Reference.....................   3
Cautionary Statement Concerning Forward-Looking Information...........   3
Summary...............................................................   5
Comparative Per Share Information.....................................  11
Selected Financial Data...............................................  12
The Special Meeting...................................................  15
The Merger............................................................  16
     Terms of the Merger..............................................  16
     Reasons for and Background of the Merger.........................  16
     Opinion of Financial Advisor.....................................  18
     Effective Date...................................................  20
     Surrender of Stock Certificates..................................  20
     Representations and Warranties; Conditions to the Merger.........  21
     Regulatory Approvals.............................................  21
     Business Pending the Merger......................................  22
     Waiver, Amendment and Termination................................  22
     Resales of F&M Common Stock......................................  22
     Accounting Treatment.............................................  23
     Interests of Certain Persons in the Merger.......................  23
     The Option Agreement.............................................  24
     Certain Federal Income Tax Matters...............................  25
     Absence of Appraisal Rights......................................  26
     Certain Differences in Rights of Shareholders....................  26
     Expenses of the Merger...........................................  27
Market Prices and Dividends...........................................  27
The Bank of Alexandria................................................  29
     General..........................................................  29
     History and Business.............................................  29
     Competition......................................................  29
Business of F&M ......................................................  30
     History and Business.............................................  30
     F&M's Acquisition Program........................................  30
Comparative Rights of Shareholders....................................  31
Description of F&M Capital Stock......................................  35
Experts...............................................................  36
Legal Opinions........................................................  37
Other Matters.........................................................  37

APPENDICES
         I        Agreement and Plan of Reorganization and Plan of Merger
         II       Stock Option Agreement
         III      Opinion of Scott & Stringfellow, Inc.
         IV       BOA's Annual Report on Form 10-KSB for the year ended December
                  31, 1997

                                     SUMMARY

         The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete description of all the matters covered in this Proxy Statement/Prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus including the Appendices hereto and the documents incorporated herein by reference. A copy of the Merger Agreement is set forth in Appendix I to this Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. Shareholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices.

The Parties

         F&M. F&M is a multi-bank holding company headquartered in Winchester, Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 112 banking offices and offer a full range of banking services principally to individuals and to small and medium-sized businesses in the Shenandoah Valley of Virginia, central and northern Virginia, the eastern panhandle of West Virginia, and the Maryland portion of the Washington D.C. metropolitan area. F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired seventeen banks, which have expanded its market area and increased its market share in Virginia, West Virginia and Maryland. At December 31, 1997, F&M had total assets of $2.5 billion, total deposits of $2.1 billion and total shareholders' equity of $247.8 million. F&M's principal executive offices are located at 9 Court Square, Winchester, Virginia 22601, and its telephone number is (540) 665-4200. See "Selected Financial Data," and "Business of F&M."

         F&M Common Stock is listed and traded on the NYSE under the symbol
"FMN."

         BOA. BOA is a community bank headquartered in Alexandria, Virginia. BOA opened for business in 1982 and currently operates four banking offices in the City of Alexandria offering banking services to individuals and small to medium-sized businesses. Its primary market area is the City of Alexandria and the surrounding area. At December 31, 1997, BOA had total assets of $75.9 million, total deposits of $67.6 million, and total shareholders' equity of $7.9 million. The principal executive offices of BOA are located at 1717 King Street, Alexandria, Virginia 22314, and its telephone number is (703) 549-8262. See "Selected Financial Data" and "The Bank of Alexandria." For additional information concerning BOA, including the audited financial statements of BOA as of and for the three years December 31, 1997, see BOA's Annual Report on Form 10-KSB for the year ended December 31, 1997 that is included as Appendix IV to this Proxy Statement/Prospectus.

The Special Meeting

         Time, Place and Purpose. The Special Meeting will be held on May 15, 1998 at 10:00 a.m. at Belle Haven Country Club, 6023 Ft. Hunt Road, Alexandria, Virginia 22314. At the Special Meeting, BOA shareholders will be asked to consider and vote upon a proposal to approve the Merger Agreement, attached hereto as Appendix I.

         Record Date. Only holders of record of BOA Common Stock at the close of business on March 31, 1998 (the "Record Date"), will be entitled to notice of and to vote at the Special Meeting. At the Record Date, there were 588 holders of record of the 686,619 shares of BOA Common Stock then outstanding and entitled to vote at the Special Meeting. See "The Special Meeting."

Terms of the Merger

         The Merger Agreement provides that BOA will merge with and into F&M Bank-Northern Virginia, which will be the surviving corporation of the Merger. Upon consummation of the Merger, each outstanding share of BOA Common Stock will automatically and without further action be exchanged for 0.942 shares of F&M Common Stock (the "Exchange Ratio"). No fractional shares of F&M Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest based on the average of the last sale prices of F&M Common Stock as reported on the NYSE Composite Transactions Reporting System for each of the ten consecutive trading days ending on the fifth business day prior to the Effective Date (as defined herein). The Exchange Ratio will be adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to F&M Common Stock. See "The Merger."

         The Merger Agreement further provides for the conversion upon consummation of the Merger of all stock options held by employees outstanding under BOA's Incentive Stock Option Plan into options to acquire shares of F&M Common Stock, appropriately adjusted to reflect the Exchange Ratio. See "The Merger - Interests of Certain Persons in the Merger."

Recommendation of the Board of Directors of BOA

         The Board of Directors of BOA has unanimously approved the Merger and the Merger Agreement. The Board of Directors believes that the Merger is fair to and in the best interests of the shareholders of BOA and recommends that shareholders VOTE FOR the Merger and the Merger Agreement. In deciding to adopt the Merger Agreement and approve the transactions contemplated therein, the BOA Board considered a number of factors, including the financial condition, results of operations, and future prospects of BOA and F&M. See "The Merger Background of and Reasons for the Merger."

Opinion of Financial Advisor

         Scott & Stringfellow, Inc. has served as financial advisor to BOA in connection with the Merger and has rendered its opinion to the BOA Board that the Exchange Ratio of 0.942 shares of F&M Common Stock for each share of BOA Common Stock is fair from a financial point of view to the BOA shareholders. For additional information concerning Scott & Stringfellow and its opinion, see "The Merger - Opinion of Financial Advisor" and the opinion of Scott & Stringfellow attached as Appendix III to this Proxy Statement/Prospectus.

Vote Required

         Approval of the Merger Agreement requires the affirmative vote of the holders of more than two-thirds of the shares of BOA Common Stock outstanding at the Record Date. As of the Record Date, directors and executive officers of BOA and their affiliates beneficially owned 204,815 shares of BOA Common Stock, or approximately 29.8% of the shares of BOA Common Stock outstanding on such date (exclusive of shares of BOA Common Stock subject to options). The directors and executive officers of BOA have indicated their intention to vote their shares of BOA Common Stock in favor of the Merger. See "The Special Meeting - Vote Required." The Board of Directors of F&M has approved the Merger Agreement. Approval of the Merger Agreement of F&M shareholders is not required by applicable law or regulation.

         A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, and broker "non-votes" will have the same effect as a vote against approval of the Merger Agreement.

Effective Date

         If the Merger is approved by the requisite vote of the BOA shareholders, all required governmental and other consents and approvals are obtained and the other conditions to the Merger are either satisfied or waived (as permitted), the Merger will be consummated and made effective at the date and time set forth on the Certificate of Merger issued by the Virginia State Corporation Commission (the "Effective Date"). The Merger is expected to be made effective on or about June 1, 1998. F&M and BOA each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by July 31, 1998. See "The Merger - The Effective Date."

Distribution of Stock Certificates and Payment for Fractional Shares

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each BOA shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of BOA Common Stock in exchange for certificates representing shares of F&M Common Stock. Cash (without interest) will be paid to BOA shareholders in lieu of the issuance of any fractional shares. See "The Merger - Surrender of Stock Certificates."

Certain Federal Income Tax Consequences

         The Merger is intended to be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Generally, no gain or loss should be recognized for federal income tax purposes by BOA shareholders as a result of the Merger, except with respect to any cash received in lieu of fractional share interests. A condition to consummation of the Merger is the receipt of an opinion from LeClair Ryan, legal counsel for F&M, as to the qualification of the Merger as a tax-free reorganization and certain other federal income tax consequences of the Merger.

         All shareholders should carefully read the discussion of the material federal income tax consequences of the proposed Merger under "The Merger Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisors as to the federal, state, and local tax consequences in their particular circumstances.

Interests of Certain Persons in the Merger

         Certain members of BOA's management, as well as certain members of the BOA Board of Directors, have interests in the Merger in addition to their interests as shareholders of BOA. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers of BOA, the treatment of outstanding options with respect to BOA Common Stock, change of control employment agreements with F&M, and eligibility for certain F&M employee benefits. In each case, the BOA Board was aware of these potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Indemnification. F&M has generally agreed to indemnify, for a period of six years after the Effective Date, the officers and directors of BOA against certain liabilities arising prior to the Effective Date of the Merger. F&M has also agreed to provide directors' and officers' liability insurance for the present officers and directors of BOA for a period of three years after the Effective Date.

         Directors of F&M Bank-Northern Virginia. A majority of the current directors of BOA will become directors of F&M Bank-Northern Virginia upon consummation of the Merger or as soon thereafter as practicable.

         Stock Options and Warrants. Certain officers and employees of BOA hold stock options under BOA's 1993 Stock Option Plan to acquire an aggregate of 66,283 shares of BOA Common Stock at exercise prices ranging from $8.67 to $13.38 per share. Such options, to the extent not exercised prior to the Effective Date, will be converted into options to acquire shares of F&M Common Stock, appropriately adjusted to reflect the Exchange Ratio.

         Agreements with Messrs. Tees and Lucas. The Merger Agreement provides that F&M will enter into change-in-control employment agreements with Messrs. Tees and Lucas on terms similar to those in effect for certain of the senior executive officers of the Subsidiary Banks, or such other employment arrangements agreed to by the parties. F&M has agreed to assume and honor the employment agreements between BOA and Messrs. Tees and Lucas, respectively, with certain modifications, based on the agreement that the Merger will not constitute a "change of control" of BOA, as defined in the agreements. The change of control provision was not waived by Messrs. Tees and Lucas with respect to any future change of control of F&M. Under the terms of the agreements, if either Messrs. Tees or Lucas is terminated following a change of control in F&M, or if either is terminated "without cause" or resigns for "good reason" (as defined in the agreements), or is asked to move more than 35 miles from BOA's main office, the officer will be entitled to receive a 12 month severance payment equal to his annual base salary in effect at that time and will continue to receive certain employee benefits for that 12 month period.

         See "The Merger - Interests of Certain Persons in the Merger" and "The Merger - Terms of the Merger."

Regulatory Approvals

         The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") pursuant to Section 18(c) of the Federal Deposit Insurance Act, and the Virginia State Corporation Commission (the "Virginia SCC"), and may be subject to the approval of or notice to other regulatory authorities. Applications have been filed or will promptly be filed with such agencies. There can be no assurance that the approval of the Federal Reserve or the Virginia SCC will be obtained or as to the timing or conditions of such approvals. See "The Merger - Regulatory Approvals."

Conditions to Consummation of the Merger; Termination

         Consummation of the Merger is contingent upon the following unwaivable conditions: (i) receipt of the approval of the shareholders of BOA solicited hereby; (ii) receipt of all governmental and other consents and approvals necessary to permit consummation of the Merger; and (iii) satisfaction of certain other usual conditions, including the receipt of the tax opinion discussed above. Substantially all of the conditions to consummation of the Merger may be waived, in whole or in part, to the extent permissible under applicable law by the party for whose benefit the condition has been imposed, without the approval of the shareholders of that party. Shareholder and regulatory approvals, however, may not be waived.

See "The Merger Representations and Warranties; Conditions to the Merger" and "The Merger Regulatory Approvals."

         The Merger Agreement may be terminated and the Merger abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of F&M and BOA, (ii) by either F&M or BOA if the Effective Date has not occurred by July 31, 1998, except that the party whose failure to perform any obligation under the Merger Agreement resulted in the delay may not terminate as a result of the delay, or (iii) by either BOA or F&M if the satisfaction in any material respect of one or more conditions to that party's obligation to consummate the Merger becomes impossible of satisfaction. See "The Merger - Waivers, Amendment and Termination."

Option Agreement

         As a condition of F&M's entering into the Merger Agreement and to increase the probability that the Merger will be consummated, BOA and F&M entered into an Option Agreement, dated as of December 12, 1997 (the "Option Agreement"). The Option Agreement provides for the acquisition by F&M of up to 136,600 shares of BOA Common Stock (approximately 19.9% of the BOA Common Stock outstanding as of the date of the Merger Agreement), subject to adjustment, at an exercise price of $17.50 per share (the "F&M Option"). The Option Agreement is attached to this Proxy Statement/Prospectus as Appendix II.

         Exercise of the F&M Option is permitted only upon the occurrence of the events and subject to the limitations specified in the Option Agreement. See "The Merger - The Option Agreement."

Effect of the Merger on the Rights of BOA Shareholders

         Upon consummation of the Merger, BOA shareholders will become shareholders of F&M, and their rights as such will be governed by the Virginia Stock Corporation Act (the "Virginia SCA") and by the Articles of Incorporation and Bylaws of F&M. The rights of the shareholders of BOA are different in certain material respects from the rights of the shareholders of F&M. Among other things, F&M is authorized to issue preferred stock, while BOA does not have such authority. In addition, F&M's Articles of Incorporation contain supermajority voting provisions for certain transactions, while BOA has no supermajority voting provisions in its articles. See "Comparative Rights of Shareholders."

Accounting Treatment

         It is intended that the Merger will be accounted for as a pooling of interests. It is a condition to F&M's obligation to consummate the Merger that it receive an opinion from its outside auditors that the Merger will be accounted for as a pooling of interests. See "The Merger - Accounting Treatment."

Absence of Dissenters' Rights

         Shareholders of BOA will not be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of BOA Common Stock in connection with the Merger. See "The Merger - Absence of Appraisal Rights."

Resales of F&M Common Stock

         Shares of F&M Common Stock received in the Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and major shareholders) of BOA under applicable federal securities laws. See "The Merger - Resales of F&M Common Stock."

F&M's Acquisition Program

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since 1988, F&M has acquired approximately $1.3 billion in assets and approximately $1.1 billion in deposits through thirteen bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions.

         On December 1, 1997, F&M entered into an agreement for the acquisition of Peoples Bank of Virginia, a Virginia chartered bank based in Chesterfield, Virginia. The acquisition of Peoples Bank of Virginia was approved by the shareholders of Peoples Bank of Virginia and the appropriate regulatory agencies and closed on April 1, 1998. The acquisition of Peoples Bank of Virginia was accounted for as a pooling of interests for financial reporting purposes and provided for a tax-free exchange of 2.58 shares of F&M Common Stock for each common share of Peoples Bank of Virginia. In connection with the transaction, F&M acquired four banking offices in Chesterfield, Virginia, and acquired approximately $82.6 million in total assets and assumed approximately $71.5 million in total deposits. See "Business of F&M's Acquisition Program."

         There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M Common Stock.

Market Prices

         F&M Common Stock is listed and traded on the NYSE under the symbol "FMN." BOA Common Stock is not registered on any exchange, traded in the over-the-counter market, or quoted by The Nasdaq Stock Market. There is currently no established public market for BOA Common Stock, which has periodically been sold in a limited number of privately negotiated transactions. Based on information made available to it, BOA believes that the per share selling price of BOA Common Stock ranged from $13.375 to $30.375 in 1997. There may, however, have been other transactions at other prices not known to BOA.

         The following table sets forth the last sale price of F&M Common Stock on the NYSE Composite Transactions List, the most recent sale price of BOA Common Stock to the best knowledge of BOA, and the equivalent price per share (as explained below) of BOA as of the close of business on December 11, 1997, the last business day prior to public announcement of the execution of the Merger Agreement, and April 9, 1998, the last practicable date prior to the mailing of this Proxy Statement/Prospectus:

                                                           Market Price Per Share
                                       ---------------------------------------------------------------
                                            F&M                     BOA                Equivalent Per
                                       Common Stock             Common Stock           Share Price (1)
                                       ------------             ------------           ---------------
December 11, 1997.............           $34.875                   $17.50                  $32.85
April 9, 1998.................           $33.000                   $30.75                  $31.09

---------------
(1) The equivalent per share price of BOA Common Stock at the specified dates represents the last sale price of a share of F&M Common Stock on such date multiplied by the Exchange Ratio of 0.942.

         Shareholders are advised to obtain current market quotations for F&M Common Stock. No assurance can be given as to the market price of F&M Common Stock at or after the Effective Date. See "Market Prices and Dividends."

                       COMPARATIVE PER SHARE INFORMATION

         The table below presents selected comparative unaudited per share information (i) for F&M on a historical basis and on a pro forma combined basis assuming the Merger had been effective during the periods presented and accounted for as a pooling of interests and (ii) for BOA on a historical basis and on a pro forma equivalent basis. The information shown below should be read in conjunction with the historical financial statements of F&M and BOA and the respective notes thereto incorporated herein by reference.

         The following information is presented for comparative purposes only and is not necessarily indicative of the future combined financial position, the results of the future operations or the actual results or combined financial position of F&M that would have been achieved had the Merger been consummated as of the dates or for the periods indicated.

                                                                                            Year ended
                                                                                           December 31,
                                                                               --------------------------------------
                                                                                  1997         1996         1995
                                                                                  ----         ----         ----
Per Common Share:
Net Income, Basic:
         BOA-historical........................................                $    .95     $    .89    $   .78
         F&M-historical........................................                    1.54         1.44       1.27
         Pro forma combined....................................                    1.52         1.42       1.26
         BOA pro forma equivalent (1)..........................                    1.43         1.34       1.19

Net Income, Diluted:
         BOA-historical........................................                $    .95     $    .89    $    .78
         F&M-historical........................................                    1.53         1.42        1.25
         Pro forma combined....................................                    1.51         1.41        1.24
         BOA pro forma equivalent (1)..........................                    1.42         1.33        1.17

Cash Dividends Declared:
         BOA-historical........................................                $     --     $     --    $     --
         F&M-historical........................................                     .73         0.69        0.61
         Pro forma combined (2)................................                     .73         0.69        0.61
         BOA pro forma equivalent (1)..........................                     .69         0.65        0.57


                                                                                            December 31,
                                                                                                1997
                                                                                                ----
Book Value:
         BOA-historical........................................                             $   11.49
         F&M-historical........................................                                 12.16
         Pro forma combined....................................                                 12.16
         BOA pro forma equivalent (1)..........................                                 11.45

--------------
(1) BOA pro forma equivalent amounts represents F&M's pro forma combined information multiplied by the Exchange Ratio of 0.942 shares of F&M Common Stock for each share of BOA Common Stock.
(2)  Pro forma dividends per share represent historical dividends paid by F&M.


                            SELECTED FINANCIAL DATA

         The following table presents selected historical financial information for F&M and BOA. This information is derived from and should be read in conjunction with the historical financial consolidated statements of F&M and BOA and the respective notes thereto included in this Proxy Statement/Prospectus or in documents incorporated herein by reference. For each of F&M and BOA, income statement information for each of the years ended December 31, 1997, 1996 and 1995, and balance sheet information as of December 31, 1997 and 1996, are based on, and should be read in conjunction with, the consolidated audited financial statements of F&M and BOA included or incorporated herein by reference. See "Incorporation of Certain Information by Reference."

                            F&M National Corporation

                                                                    Year Ended December 31,
                                        --------------------------------------------------------------------------------
                                              1997            1996             1995            1994            1993
                                              ----            ----             ----            ----            ----
                                                             (In thousands, except per share data)
Income Data
  Interest income.....................  $   178,589     $   168,034      $   158,529     $   139,806     $   124,103
  Interest expense....................       75,162          71,231           67,157          53,409          49,142
                                        -----------     -----------      -----------     -----------     -----------
  Net interest income.................      103,427          96,803           91,372          86,397          74,961
  Provision for loan losses...........        5,685           2,050            2,048           2,669           3,295
  Noninterest income..................       27,045          20,745           19,518          18,541          17,634
  Noninterest expense.................       78,241          71,105           70,166          67,547          57,678
  Income taxes........................       15,431          15,095           12,841          10,450           9,770
                                        -----------     -----------      -----------     -----------     -----------
  Net income..........................  $    31,115     $    29,298      $    25,835     $    24,272     $    21,852
                                        ===========     ===========      ===========     ===========     ===========

Per Share Data
  Net income, basic...................  $      1.54     $      1.44      $      1.27     $      1.19     $      1.12
  Net income, diluted.................         1.53            1.42             1.25            1.17            1.11
  Cash dividends......................         0.73            0.69             0.61            0.54            0.58
  Book value, end of period...........        12.16           11.32            10.87            9.69            9.65
  Average shares outstanding:
    Basic.............................       20,235          20,409           20,368          20,381          19,563
    Diluted...........................       20,398          20,620           20,641          20,660          19,757

Period End Balances
  Assets..............................  $ 2,520,312     $ 2,303,751      $ 2,207,989     $ 2,020,491     $ 1,940,967
  Loans, net of unearned .income          1,543,598       1,439,108        1,296,204       1,209,511       1,120,866
  Securities..........................      638,478         596,993          634,747         590,389         591,003
  Deposits............................    2,137,834       1,966,938        1,882,849       1,754,131       1,693,029
  Shareholders' equity................      247,824         230,723          222,046         195,436         189,039

Performance Ratios
  Return on average assets............         1.30%           1.30%            1.23%           1.21%           1.24%
  Return on average equity............        13.09           12.89            12.18           12.50           12.46
  Dividend payout ratio...............        47.45           48.08            42.05           39.52           43.91

Capital Ratios
  Leverage............................         9.55%           9.90%           10.09%           9.72%          10.34%
  Risk-based:
     Tier 1 capital...................        15.02           15.53            15.94           14.87           15.69
     Total capital....................        16.27           16.78            17.19           16.12           16.94

                             The Bank of Alexandria

                                                                 Year Ended December 31,
                                       -----------------------------------------------------------------------------
                                            1997            1996           1995           1994            1993
                                            ----            ----           ----           ----            ----
                                                           (In thousands except per share data)
Income Data
    Interest income................    $     6,231     $     5,263     $     5,147    $     4,272    $    3,994
    Interest expense...............          2,558           2,310           2,274          1,669         1,654
                                       -----------     -----------     -----------    -----------    ----------
    Net interest income............          3,673           2,934           2,873          2,603         2,340
    Provision for loan losses......            100              58             329             80            99
    Noninterest income.............            569             396             417            401           432
    Noninterest expense............           3157           2,417           2,218          2,122         2,806
    Income taxes...................            338             300             255            253           (45)
                                       -----------     -----------     -----------    -----------    ------------
    Net income.....................    $       647     $       574     $       488    $       549    $      (13)
                                       ===========     ===========     ===========    ===========    ============

Per Share Data
    Net income, basic and diluted..    $      0.95     $      0.89     $      0.78    $      0.88    $    (0.02)
    Cash dividends.................           0.00            0.00            0.00           0.00          0.00
    Book value, end of period......          11.49           11.05           10.64           9.81          8.95
    Average shares outstanding.....            682             648             623            623           625

Period End Balances
    Assets.........................    $    75,859     $    77,560     $    67,190    $    64,830    $   57,883
    Loans, net of unearned income           57,720          48,378          46,005         47,977        38,605
    Securities.....................          6,202           8,898           6,254          5,595         6,174
    Deposits.......................         67,628          69,912          60,127         52,222        50,963
    Shareholders' equity...........          7,889           7,224           6,628          6,110         5,594

Performance Ratios
    Return on average assets.......           0.87%           0.86%           0.76%           .92%        (0.02)%
    Return on average equity.......           8.63            8.28            7.59           9.37         (0.23)
    Dividend payout ratio..........           0.00            0.00            0.00           0.00          0.00

Capital Ratios
    Leverage.......................          10.63%          10.36%          10.00%         10.20%         9.60%
    Risk-based:
        Tier 1 capital.............          10.31            9.25            9.90           9.40          9.60
        Total capital..............          13.80           14.12           14.70          10.00         15.90

                               THE SPECIAL MEETING

Date, Place and Time

         The Special Meeting will be held at the Belle Haven Country Club, 6023 Ft. Hunt Road, Alexandria, Virginia on Friday, May 15, 1998 at 10:00 a.m.

Record Date

         Only shareholders of record at the close of business on March 31, 1998 (the "Record Date") are entitled to notice of and to vote at the Special Meeting or any adjournment thereof. At the close of business on the Record Date, there were 686,619 shares of BOA Common Stock outstanding held by approximately 588 shareholders of record.

Vote Required

         Each share of BOA Common Stock outstanding on the Record Date entitles the holder to cast one vote upon each matter properly submitted at the Special Meeting. The affirmative vote of the holders of more than two-thirds of the shares of BOA Common Stock outstanding as of the Record Date, in person or by proxy, is required to approve the Merger Agreement.

         As of the Record Date, directors and executive officers of BOA and their affiliates, beneficially owned an aggregate of 204,815 shares of BOA Common Stock, or 29.8% of the shares of BOA Common Stock outstanding on such date (exclusive of shares of BOA Common Stock subject to outstanding options that are currently exercisable). Directors and executive officers of BOA have indicated an intention to vote their shares of BOA Common Stock in favor of the Merger.

         A failure to vote, either by not returning the enclosed proxy or by checking the "Abstain" box thereon, and broker "non-votes" will have the same effect as a vote against approval of the Merger Agreement.

Voting and Revocation of Proxies.

         Shareholders of BOA are requested to complete, date and sign the accompanying form of proxy and return it promptly to BOA in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If a proxy is signed and returned without indicating any voting instructions, shares of BOA Common Stock represented by the proxy will be voted FOR the Merger Agreement.

         A proxy may be revoked at any time before it is voted by giving written notice of revocation to BOA by executing and delivering a substitute proxy to BOA or by attending the Special Meeting and voting in person. If a BOA shareholder desires to revoke a proxy by written notice, such notice should be mailed for receipt or delivered, on or prior to the meeting date, to Stephen P. Tees, President, The Bank of Alexandria, 1717 King Street, Alexandria, Virginia 22314.

Solicitation of Proxies

         BOA will bear the costs of this solicitation of proxies. Solicitations may be made by mail, telephone, telegraph or personally by directors, officers and employees at BOA, none of whom will receive additional compensation for performing such services. F&M shall pay all of the expenses of printing and mailing the Proxy Statement/Prospectus.

Recommendation

         The Board of Directors of BOA has unanimously approved the Merger Agreement and believes that the proposed transaction is fair to and in the best interests of BOA and its shareholders. The Board of Directors of BOA unanimously recommends that BOA shareholders VOTE FOR approval of the Merger Agreement.


                                   THE MERGER

         The following is a summary description of the material terms of the Merger, and is qualified in its entirety by reference to the Merger Agreement which is attached as Appendix I hereto. All holders of BOA Common Stock are urged to read the Merger Agreement in its entirety.

Terms of the Merger

         The Merger Agreement provides that BOA will merge with and into F&M Bank-Northern Virginia, which will be the surviving corporation of the Merger. Upon consummation of the Merger, each outstanding share of BOA Common Stock will automatically and without further action be exchanged for 0.942 shares of F&M Common Stock. No fractional shares of F&M Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest based on the average of the last sale prices of F&M Common Stock as reported on the NYSE Composite Transactions Reporting System for each of the ten consecutive trading days ending on the fifth business day prior to the Effective Date. The Exchange Ratio will be adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction with respect to F&M Common Stock.

         The Merger Agreement further provides for the conversion upon consummation of the Merger of all stock options held by employees outstanding under BOA's Incentive Stock Option Plan into options to acquire shares of F&M Common Stock, appropriately adjusted to reflect the Exchange Ratio.

         All of the directors of BOA, with the exception of Raymond G. Curry, Norman B. Schrott and Stephen P. Tees will become directors of F&M Bank-Northern Virginia upon consummation of the Merger.

Reasons for and Background of the Merger

         On October 9, 1997, Charles E. Curtis, President and Chief Executive Officer of F&M Bank - Northern Virginia, contacted Edward Semonian, Chairman of the Board of BOA, to discuss the possible interest of BOA in an affiliation with F&M. Mr. Semonian subsequently addressed BOA's Board of Directors on the concept of such an affiliation at a meeting on October 23, 1997.

         BOA believed that an affiliation with F&M, as a larger banking organization, could provide certain benefits. For example, F&M can provide products and technology to customers that BOA and most small banks cannot provide at this time, and BOA was faced with the prospect of substantial expenditures to acquire the necessary technology. In addition, F&M has an array of products that BOA believes will enable it to better compete with larger financial institutions, including credit and debit cards, voice response and trust services. F&M Common Stock also is listed on the New York Stock

Exchange, thereby providing greater liquidity and marketability to BOA's shareholders than BOA Common Stock, which currently has no established trading market.

         On October 31, 1997, Mr. Semonian and Mr. Curtis met again to discuss the affiliation and to exchange financial information on their respective institutions. Mr. Curtis presented a tentative offer for an affiliation, which BOA's Board of Directors considered during several informal meetings between November 5, 1997 to November 17, 1997. At a meeting on November 20, 1997, BOA's Board of Directors, having reviewed the offer and other factors relating to the proposed affiliation, preliminarily approved the offer and directed the appropriate officers to pursue further negotiations with F&M.

         On December 5, 1997, BOA engaged Scott & Stringfellow, Inc. ("Scott & Stringfellow") to serve as its financial advisor. Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions, individuals and state and local governments. Scott & Stringfellow actively works with financial institutions in Virginia, North Carolina, the District of Columbia, Maryland and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings and secondary distributions of listed and unlisted securities. Scott & Stringfellow was chosen based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions.

         On December 12, 1997, a representative of Scott & Stringfellow reviewed the proposed transaction with BOA's Board of Directors and delivered the opinion of Scott & Stringfellow that the Merger is fair to the shareholders of BOA from a financial point of view. Counsel to BOA also reviewed the terms of the Merger Agreement with the Board of Directors. The Merger Agreement was approved by BOA's Board of Directors and executed on behalf of BOA on December 12, 1997.

         In deciding to enter into the Merger Agreement, BOA's Board of Directors considered a number of factors, but did not assign any relative or specific weights to them. Material factors considered were: the exchange ratio offered for BOA Common Stock; the cash dividends historically paid on F&M Common Stock; the financial condition and history of performance of F&M; the well capitalized position and earnings of F&M; the compatibility of the managements of the two organizations; the ability of members of BOA's Board of Directors to remain involved as members of the board of directors of F&M Bank - Northern Virginia; and the tax-free nature of the Merger to BOA's shareholders to the extent that they receive F&M Common Stock in exchange for their shares of BOA Common Stock. BOA's Board of Directors believes that the addition of resources resulting from the Merger will broaden the range of financial services and products that BOA offers to consumers and businesses and enhance its ability to provide credit and other financial products in its market area. In addition, BOA's Board of Directors believes that the Merger will help provide BOA with the financial resources needed to meet the competitive challenges arising from recent and anticipated changes in the banking and financial services industry.

         BOA's Board of Directors has concluded that the terms of the Merger Agreement, which were determined on the basis of arms-length negotiations, are fair to BOA's shareholders. This conclusion is supported by the opinion of Scott & Stringfellow, an independent financial advisor, as described below. In establishing the Exchange Ratio, BOA's Board of Directors also considered the market value and earnings per share of BOA Common Stock and F&M Common Stock; information concerning the financial condition, results of operations and the prospects of BOA and F&M; and the tax-free nature of the Merger to the shareholders of BOA to the extent that they receive F&M Common Stock in exchange for their shares of BOA Common Stock.

         BOA's Board of Directors believes that the Merger is in the best interests of BOA and its shareholders. The BOA directors have all committed to vote shares under their control in favor of the Merger to the extent of their fiduciary ability. The BOA directors unanimously recommend that BOA's shareholders vote FOR the approval of the Merger Agreement.

Opinion of Financial Advisor

         In developing its financial fairness opinion (the "Opinion"), Scott & Stringfellow reviewed and analyzed: (i) the Agreement; (ii) the Registration Statement and this Proxy Statement/Prospectus; (iii) BOA's audited financial statements for the three years ended December 31, 1996; (iv) BOA's unaudited financial statements for the twelve months ended December 31, 1997, and other internal information relating to BOA prepared by BOA's management; (v) information regarding the trading market for BOA's Common Stock and the F&M Common Stock and the price ranges within which the respective stocks have traded; (vi) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (vii) F&M's audited financial statements for the three years ended December 31, 1996; and
(viii) F&M's unaudited financial statements for the twelve months ended December 31, 1997, and other internal information relating to F&M prepared by F&M's management. Scott & Stringfellow has discussed with the respective members of BOA's and F&M's managements past and current business operations, the background of the Merger, the reasons and basis for the Merger, results of regulatory examinations, and the business and future prospects of BOA and F&M individually and as a combined entity, as well as other matters relevant to its inquiry. Scott & Stringfellow has conducted such other studies, analysis and investigations particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. Finally, Scott & Stringfellow also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally.

         Scott & Stringfellow relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it and discussed with it for purposes of its Opinion. With respect to financial forecasts reviewed by Scott & Stringfellow in rendering its Opinion, Scott & Stringfellow assumed that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgment of the managements of BOA and F&M as to the future financial performance of BOA and F&M, respectively. Scott & Stringfellow did not make an independent evaluation or appraisal of the assets or liabilities of BOA and F&M nor was it furnished with any such appraisal.

         Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including a discounted cash flow analysis, a market comparable analysis, a comparable acquisition analysis, and a dilution analysis.

         Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of BOA Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for BOA of between 5.00% and 7.00% and a required equity capital level of 8.00% of total assets. A range of discount rates from 10.71% to 12.71% was applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of BOA's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, BOA's past and current financial performance and conditions, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $13.56 to $17.00 per share for BOA Common Stock. These values compare to the value of $32.85 per share of consideration for each share of BOA Common Stock as of December 11, 1997. Accordingly, the present value of BOA Common Stock was calculated at less than the value of the consideration to be received from F&M pursuant to the Agreement.

         Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 18 community bank and community bank holding company mergers and acquisitions in Virginia since January 1, 1995, representing all such transactions known to Scott & Stringfellow to have occurred during this period with the proposed Merger and found the consideration to be received from F&M to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon transactions announced in Virginia since January 1, 1995, other than the Merger, the average price to tangible book value in these transactions is 2.30x, compared with 2.93x for the Merger; the average price to earnings ratio was 19.33x, compared with 43.31x for the Merger; the average deal price to deposits was 24.52% compared with 36.92% for the Merger; the average deal price to assets was 21.22%, compared with 32.60% for the Merger; and the average tangible book premium to core deposits was 15.63%, compared to 28.27% for the Merger. For purposes of computing the information with respect to the Merger, $32.85 per share of consideration for each share of BOA Common Stock was used.

         Analysis of F&M and Bank Peer Group. Scott & Stringfellow analyzed the performance and financial condition of F&M relative to a peer group consisting of Centura Banks, Inc., Crestar Financial Corp., FCNB Corp., F&M Bancorp, First Virginia Banks, MainStreet BankGroup, Mercantile Bankshares, One Valley Bancorp, and Union Bankshares (the "Bank Peer Group"). Certain financial information compared was, among other things, information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, and efficiency ratio. Additional valuation information compared for the trailing twelve month period ended December 31, 1997, and stock prices as of April 6, 1998, was (i) price to tangible book value ratio which was 3.02x for F&M, compared to an average of 2.97x for the Bank Peer Group, (ii) price to last twelve months earnings ratio which was 22.77x for F&M, compared to an average of 21.34x for the Bank Peer Group; (iii) return on average assets which was 1.30% for F&M, compared to an average of 1.31% for the Bank Peer Group; (iv) return on average equity which was 13.09% for F&M, compared to an average of 14.00% for the Bank Peer Group; and (v) a dividend yield of 2.11% for F&M, compared to an average of 2.03% for the Bank Peer Group. Overall, in the opinion of Scott & Stringfellow, F&M's operating performance and financial condition were comparable to the Bank Peer Group average and F&M's market value was reasonable when compared to the Bank Peer Group.

         Dilution Analysis. Based upon publicly available financial information on BOA and F&M, Scott & Stringfellow considered the effect of the transaction on F&M and BOA. The immediate effect on F&M, assuming pretax cost savings and revenue enhancements of $100,000, was to decrease earnings per share by $0.02, or 1.07%, and to increase book value per share by $0.00, or 0.03%. The effect on BOA under the same assumptions is to increase dividends per share to $0.70 and to increase the December 11, 1997 market value of BOA of $17.00 per share to $32.85. This dilution analysis does not take into account the long-term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a positive effect on BOA and BOA Common Stock shareholders in that BOA's historical dividends and market value per share would increase after giving effect to the exchange ratio of F&M Common Stock to be received by BOA shareholders. See "Summary -- Comparative Per Share Data."

         The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the BOA Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed above, Scott & Stringfellow believes that its analyses must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. As a whole, these various analyses contributed to Scott & Stringfellow's opinion that the terms of the Agreement are fair from a financial point of view to the BOA's shareholders.

         Pursuant to the engagement between BOA and Scott & Stringfellow, in exchange for its services, Scott & Stringfellow will receive a fee of $60,000 which is payable at closing.

Effective Date

         If the Merger is approved by the requisite vote of the shareholders of BOA, all required governmental and other consents are obtained (see "The Merger Regulatory Approvals") and the other conditions to the Merger are satisfied or waived (as permitted by the Merger Agreement or applicable law), the Merger will be consummated and made effective on the date and at the time indicated on the certificate of merger issued by the Virginia SCC pursuant to the Virginia SCA. The Effective Date will occur on the first day of the month following the month in which the conditions specified in the Merger Agreement have been satisfied or waived. See "The Merger - Conditions to the Merger."

         It is anticipated that the Effective Date will occur on or about June 1, 1998.

Surrender of Stock Certificates

         As soon as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent (the "Exchange Agent"), to mail to each BOA shareholder a letter of transmittal and instructions for use in order to surrender the certificates representing shares of BOA Common Stock in exchange for certificates representing shares of F&M Common Stock.

         BOA SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

         Promptly after surrender of one or more certificates for BOA Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of F&M Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of F&M.

         Cash (without interest) will be paid to BOA shareholders in lieu of the issuance of any fractional shares.

         After the Effective Date, BOA shareholders will be entitled to vote the number of shares of F&M Common Stock into which their BOA Common Stock has been converted, regardless of whether they have surrendered their BOA certificates. The Merger Agreement provides, however, that no dividend or distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date will be paid to the holder of any BOA certificate until such holder physically surrenders such certificate, promptly after which time all such dividends or distributions will be paid (without interest).

Representations and Warranties; Conditions to the Merger

         The Merger Agreement contains representations and warranties by F&M and BOA, including representations and warranties with respect to their individual organizations, authorizations to enter into the Merger Agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties (except as otherwise provided in the Merger Agreement) will not survive the Effective Date.

         The obligations of F&M and BOA to consummate the Merger are subject to the following conditions, among, others: approval and adoption of the Merger Agreement by the requisite shareholder vote; receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of F&M or BOA, materially adversely affects the economic or business benefits of the Merger so as to render inadvisable or unduly burdensome consummation of the Merger; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Merger; receipt of a fairness opinion from Scott & Stringfellow; and the receipt of an opinion of counsel as to certain federal income tax consequences of the Merger. Also, under the terms of the Merger Agreement, F&M agreed that, following the Effective Date, it will indemnify those persons associated with BOA and its subsidiaries who are entitled to indemnification as of the Effective Date of the Merger.

         In addition, each party's obligation to effect the Merger, unless waived, is subject to performance by the other party of its obligations under the Merger Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

Regulatory Approvals

         As indicated above, the consummation of the Merger is conditioned on the prior approval of the Merger by the Federal Reserve and the Virginia SCA and any other state or federal regulatory agency having jurisdiction. As of the date hereof, all regulatory applications have been filed and accepted, but no approvals have been obtained. Although neither BOA nor F&M know of any reason that any approval should not be granted, there can be no assurance that necessary approvals will be obtained, or that any approval will not be conditioned in a manner which makes consummation of the Merger, in the judgment of the Board of Directors of F&M or BOA, inadvisable or unduly burdensome.

Business Pending the Merger

         Until consummation of the Merger (or termination of the Merger Agreement), BOA is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice and to use its best efforts to maintain its business organizations, employees and business relationships and retain the services of its officers and key employees. Until consummation of the Merger (or termination of the Merger Agreement) BOA may not, without the consent of F&M, among other things: (a) declare or pay dividends on its capital stock;
(b) solicit or encourage inquires or proposals with respect to, furnish any information relating to, or participate in any negotiations regarding any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, BOA or any business combination with BOA, except where the failure to do so would constitute a breach of the fiduciary or legal obligations of the BOA Board of Directors to the shareholders of BOA; (c) amend its charter or bylaws; (d) issue any capital stock, except upon exercise of rights or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

         Pending consummation of the Merger, F&M has agreed that F&M and its subsidiary banks will operate their respective businesses in the ordinary course and use best efforts to preserve their respective properties, business and customer and employee relationships.

Waiver, Amendment and Termination

         At any time on or prior to the Effective Date, any term or condition of the Merger, except for the general conditions set forth in Section 5.1(a) - (d) of the Merger Agreement, may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Merger Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the Special Meeting (except that the Exchange Ratio shall not be changed after approval of the Merger Agreement by the BOA shareholders). Any material change in a material term of the Merger Agreement would require a resolicitation of BOA's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to BOA's shareholders.

         The Merger Agreement may be terminated by F&M or BOA, whether before or after the approval of the Merger Agreement by the shareholders of BOA: (a) by mutual consent of BOA and F&M; (b) unilaterally by BOA or F&M, in the event that the Effective Date has not occurred on or before July 31, 1998, except that the party whose failure to perform any obligation under the Merger Agreement is the cause of the delay may not terminate the Merger based upon the delay; or (c) unilaterally by BOA or F&M if the satisfaction in any material respect of one or more conditions to the obligation of that party is rendered impossible of satisfaction. In the event of termination, the Merger Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

Resales of F&M Common Stock

         All shares of F&M Common Stock received by BOA shareholders in connection with the Merger will be freely transferable, except that F&M Common Stock received by persons who are deemed to be "affiliates" of BOA for purposes of Rule 145 under the Securities Act. To the best knowledge of BOA and F&M, the only persons who may be deemed to be affiliates of BOA subject to these limitations are the directors and executive officers of BOA.

Accounting Treatment

         It is anticipated that the Merger will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of F&M and BOA are carried forward at their previously recorded amounts, income of the combined corporations will include income of F&M and BOA for the entire fiscal year in which the Merger occurs, and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Merger.

         For the Merger to qualify as a pooling of interests, it must satisfy a number of conditions including that substantially all of the BOA Common Stock be exchanged for F&M Common Stock. In the event that any of the conditions to pooling of interests accounting is not satisfied, then the Merger would not qualify for pooling of interests accounting treatment, and a condition to the obligation of F&M to consummate the Merger would not be satisfied. Each of F&M and BOA have agreed that they will use their respective best efforts to ensure that the Merger will qualify for pooling of interests accounting treatment. In addition, affiliates of F&M and BOA have agreed that they will not sell any F&M Common Stock or BOA Common Stock within 30 days prior to the Effective Date, nor sell any F&M Common Stock until such time as F&M has published financial results covering at least 30 days of the combined operations of F&M and BOA after the Merger.

Interests of Certain Persons in the Merger

         Certain members of BOA's management, as well as certain members of the BOA Board of Directors, have interests in the Merger in addition to their interests as shareholders of BOA. These include, among other things, provisions in the Merger Agreement relating to indemnification of directors and officers of BOA, the treatment of outstanding options with respect to BOA Common Stock, change of control employment agreements with F&M, and eligibility for certain F&M employee benefits. In each case, the BOA Board was aware of these potential interests, and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

         Indemnification. F&M has generally agreed to indemnify, for a period of six years after the Effective Date, the officers and directors of BOA against certain liabilities arising prior to the Effective Date of the Merger. F&M has also agreed to provide directors' and officers' liability insurance for the present officers and directors of BOA for a period of three years after the Effective Date.

         Directors of F&M Bank-Northern Virginia. A majority of the current directors of BOA will become directors of F&M Bank-Northern Virginia upon consummation of the Merger or as soon thereafter as practicable.

         Stock Options. Certain officers and employees of BOA hold stock options under BOA's Incentive Stock Option Plan to acquire aggregate of 66,283 shares of BOA Common Stock at exercise prices ranging from $8.67 to $13.38 per share. Such options, to the extent not exercised prior to the Effective Date, will be converted into options to acquire shares of F&M Common Stock, appropriately adjusted to reflect the Exchange Ratio.

         Agreements with Messrs. Tees and Lucas. The Merger Agreement provides that F&M will enter into change-in-control employment agreements with Messrs. Tees and Lucas on terms similar to those in effect for certain of the senior executive officers of the Subsidiary Banks, or such other employment arrangements agreed to by the parties. F&M has agreed to assume and honor the employment agreements between BOA and Messrs. Tees and Lucas, respectively, with certain modifications, based on the agreement that the Merger will not constitute a "change of control" of BOA, as defined in the agreements. The change of control provision was not waived by Messrs. Tees and Lucas with respect to any future change of control of F&M. Under the terms of the agreements, if either Messrs. Tees or Lucas is terminated following a change of control in F&M, or if either is terminated "without cause" or resigns for "good reason" (as defined in the agreements), or is asked to move more than 35 miles from BOA's main office, the officer will be entitled to receive a 12 month severance payment equal to his annual base salary in effect at that time and will continue to receive certain employee benefits for that 12 month period.

         Employees and Benefit Plans. The Merger Agreement provides that the officers and employees of BOA will not change as a result of the Merger. As soon as administratively practicable following the Merger, employees of BOA will be entitled to participate in the F&M pension, benefit and similar plans on the same terms and conditions as employees of F&M. Employees of BOA will receive credit for their years of service to BOA for participation and vesting purposes only.

The Option Agreement

         The Option Agreement was entered into as a condition to F&M's entering into the Merger Agreement and is intended to increase the probability that the Merger will be consummated. Exercise of the F&M Option may tend to make the acquisition of a controlling interest in BOA more expensive to any prospective acquiror other than F&M, even if such an acquisition would be beneficial to BOA's shareholders. The existence of the F&M Option is intended to make it less likely that a prospective acquiror, other than F&M, will seek a business combination with BOA. The following is a brief summary of the F&M Option and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix II and incorporated by reference herein.

         The Option Agreement permits the exercise by F&M of the F&M Option to acquire up to 136,000 shares of BOA Common Stock at a price of $17.50 per share, subject to adjustment upon the occurrence of certain events described below. The shares subject to the F&M Option represent approximately 19.9% of the outstanding shares of BOA Common Stock as of the date of the Merger Agreement.

         F&M may exercise the F&M Option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "Purchase Event." As used in the Option Agreement, a "Purchase Event" means:

                  (a) BOA shall have entered into an agreement with a person (other than F&M or its affiliates) to: (i) acquire, merge or consolidate with, or enter into any similar transaction with BOA, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of BOA, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of BOA;

                  (b) any person shall have acquired beneficial ownership of more than 20% of the outstanding shares of BOA Common Stock; or

                  (c) a bona fide proposal is made by any person (other than F&M or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure to acquire, merge or consolidate with, or enter into any similar transaction with BOA, and following such proposal the shareholders of BOA vote not to approve the Merger Agreement.

         BOA is required to notify F&M upon the occurrence of a transaction, offer or event giving rise to a Purchase Event. In the event F&M wishes to exercise the F&M Option, it must send BOA written notice specifying (i) the total number of shares it will purchase and (ii) the place and date not earlier than three business days nor later than 60 business days after the date on which such notice is given for the closing of such purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, F&M will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

         The F&M Option will expire and terminate, to the extent not previously exercised, upon the earlier of (i) the Effective Date; (ii) the date on which the Merger Agreement is terminated, other than a termination based upon (a) a material breach by BOA of any covenant in the Merger Agreement or (b) the failure of BOA to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required by applicable law, in either case following the occurrence of a Purchase Event or (iii) twelve months after the Merger Agreement is terminated based upon a material breach by BOA of certain specified covenants or the failure of BOA to obtain shareholder approval of the transactions contemplated by the Merger Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         In the event that BOA's capitalization changes by reason of stock dividend, split-up merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the F&M Option and the purchase price per share thereof will be adjusted so that the economic value of the F&M Option remains unaltered.

Certain Federal Income Tax Matters

         The following is a discussion of all material federal income tax consequences of the Merger under the Internal Revenue Code of 1986, as amended (the "Code"), to BOA shareholders who receive F&M Common Stock solely in exchange for BOA Common Stock and cash in lieu of fractional shares. The discussion does not deal with all aspects of federal taxation that may be relevant to particular BOA shareholders. Accordingly, because certain tax consequences of the Merger may vary depending upon the particular circumstances of each BOA shareholder and other factors, each BOA shareholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to such holder of the Merger (including the application and effect of state and local income and other tax laws).

         This summary is based on current law and the advice of LeClair Ryan, legal counsel to F&M. The advice of LeClair Ryan set forth in this summary is based on, among other things, certain customary assumptions and representations relating to certain facts and circumstances of, and the intentions of the parties to, the Merger. Neither F&M nor BOA has requested a ruling from the Internal Revenue Service in connection with the Merger. To meet a condition to consummation of the Merger, F&M and BOA will receive from LeClair Ryan, counsel to F&M, an opinion as to certain federal income tax consequences of the Merger. Such opinion is not binding on the Internal Revenue Service.

         In the opinion of counsel, the Merger will constitute a tax-free reorganization under Section 368(a) of the Code, if consummated in the manner set forth in the Merger Agreement. Accordingly, among other things, in the opinion of such counsel:

         1.  The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code;

         2. No gain or loss will be recognized by F&M or BOA as a result of the Merger;

         3. No gain or loss will be recognized by a BOA shareholder to the extent he or she receives F&M Common Stock solely in exchange for his BOA Common Stock pursuant to the Merger;

         4. The tax basis of the F&M Common Stock received by each BOA shareholder will be the same as the tax basis of the BOA Common Stock surrendered in exchange therefor; and

         5. The holding period for each share of F&M Common Stock received by each BOA shareholder in exchange for BOA Common Stock will include the period for which such shareholder held the BOA Common Stock exchanged therefor, provided such BOA Common Stock is a capital asset in the hands of such holder at the Effective Date.

         Any cash received by shareholders in lieu of the issuance of fractional shares could result in taxable income to the shareholders. The receipt of such cash will generally be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. The receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations.

Absence of Appraisal Rights

         Under Section 6.1-43 of the Virginia Banking Act, shareholders of BOA will not be entitled to dissent from the Merger and obtain the judicially determined fair value of their shares of BOA.

Certain Differences in Rights of Shareholders

         Both F&M and BOA are corporations subject to the provisions of the Virginia SCA. Shareholders of BOA, whose rights are governed by BOA's Articles of Incorporation and Bylaws, will, upon consummation of the Merger, become shareholders of F&M. The rights of the former BOA shareholders will then be governed by the Articles of Incorporation and Bylaws of F&M.

         There are no material differences between the rights of a BOA shareholder under BOA's Articles of Incorporation and Bylaws, on the one hand, and the rights of an F&M shareholder under the Articles of Incorporation and Bylaws of F&M, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders."

Expenses of the Merger

         In general, whether or not the Merger is consummated, BOA and F&M will pay their own expenses incident to preparing, entering into and carrying out the Merger Agreement, and preparing and filing the Registration Statement of which this Proxy Statement/Prospectus is a part, except that F&M will pay the expenses of printing and mailing this Proxy Statement/Prospectus, and under circumstances involving willful and material breaches of certain provisions of the Merger Agreement.

         If either party willfully and materially breaches the Merger Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the Merger Agreement is terminated by BOA because it is not approved by the BOA shareholders, BOA must pay 50% of F&M's costs in this transaction, up to $50,000.


                           MARKET PRICES AND DIVIDENDS

Market Prices

         F&M. F&M Common Stock is listed and traded on the NYSE under the symbol "FMN." The following table sets forth the high and low closing sales prices of F&M Common Stock as reported on the NYSE Composite Transactions List.

                                                                     Closing Sales Prices
                                         --------------------------------------------------------------------------
                                                 1998                      1997                       1996
                                         -------------------      -----------------------    ----------------------
                                           High         Low          High          Low          High          Low
                                           ----         ---          ----          ---          ----          ---
1st Quarter............................   $36.25      $31.75       $22.875       $19.625      $19.750      $17.250
2nd Quarter (through April 9)..........    34.31       32.00        26.375        19.875       18.500       16.000
3rd Quarter............................       --          --        30.438        26.000       19.375       17.250
4th Quarter............................       --          --        36.250        28.563       21.375       18.125

         The closing price of F&M Common Stock on the NYSE Composite Transactions List on December 11, 1997, the last full trading day preceding the public announcement of the execution of the Merger Agreement, was $34.875 per share. The closing price of F&M Common Stock on the NYSE Composite Transactions List on April 9, 1998, the latest practicable date prior to the date of the Proxy Statement/Prospectus was $33.00 per share.

         BOA. BOA Common Stock is not registered on any exchange, traded in the over-the-counter market, or quoted by The Nasdaq Stock Market. BOA Common Stock has periodically been sold in a limited number of privately negotiated transactions. Based on information made available to it, BOA believes that the per share selling price of BOA Common Stock ranged from $28.750 to $30.875 from January 1, 1998 through March 31, 1998; from $13.375 to $30.375 in 1997; and
from $12.375 to $13.125 in 1996. Such prices do not necessarily reflect the price that would be paid in an active and liquid market. There may, however, have been other transactions at other prices not known to BOA.

         As of December 31, 1997, there were 7,834 record holders of F&M Common Stock. As of the Record Date, there were 588 record holders of BOA Common Stock.

Dividends

         The following tables reflect the cash dividends per share paid during each quarter on F&M Common Stock for the periods indicated. BOA has not declared and paid any cash dividends.

         The information in the table below concerning F&M may vary for certain periods from the dividends declared during the quarter in cases where the dividend was paid in the quarter following its declaration. In addition, the amounts shown for F&M have not been restated and adjusted to reflect (i) the acquisitions on October 1, 1996 of Allegiance Banc Corporation, on April 29, 1996 of FB&T Financial Corporation, and on April 6, 1995 of Bank of the Potomac. See "Selected Financial Data" for such restated dividend information for F&M.


         F&M
                                                                   1998                1997                1996
                                                                   ----                ----                ----
1st Quarter............................................           $0.185              $0.180              $0.160
2nd Quarter............................................               --               0.180               0.160
3rd Quarter............................................               --               0.185               0.175
4th Quarter............................................               --               0.185               0.230

         F&M or F&M Bank-Winchester has paid regular cash dividends for more than 55 consecutive years.

         F&M is a legal entity separate and distinct from its subsidiaries, and its revenues depend primarily on the payment of dividends from its subsidiary banks. F&M's subsidiary banks are subject to certain legal restrictions on the amount of dividends they are permitted to pay to F&M. For example, a Virginia chartered bank, of which there are nine within the F&M system, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Virginia SCC may limit the payment by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Under current federal law, insured depository institutions, such as the Subsidiary Banks, are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on the Subsidiary Banks' current financial condition, F&M does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

         As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by F&M's bank subsidiaries. The final determination of the timing, amount and payment of dividends on F&M Common Stock is at the discretion of F&M's Board of Directors and will depend upon the earnings of F&M and its subsidiaries, principally its subsidiary banks, the financial condition of F&M and other factors, including general economic conditions and applicable governmental regulations and policies.

                             THE BANK OF ALEXANDRIA

General

         Financial and other information relating to BOA is set forth in BOA's Annual Report on Form 10-KSB for the Year Ended December 31, 1997, a copy of which is included herewith as Appendix IV. The audited financial statements of BOA as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 are included in the its Annual Report on Form 10-KSB. See "Available Information" and "Incorporation of Certain Information by Reference."

History and Business

         BOA was organized in 1982. As of December 31, 1997, BOA had total assets of $75.9 million, total deposits of $67.6 million, and total shareholder's equity of $7.9 million.

         BOA is a locally oriented community bank which seeks to serve the needs of small and medium size businesses, professionals and consumers in the City of Alexandria and the surrounding area, which area constitutes BOA's primary service area. BOA offers a wide range of commercial banking services to businesses and professionals in its service area, as well as comprehensive deposit and lending services for consumers. The Bank holds, but does not exercise, trust powers. BOA's deposits are insured to the fullest extent provided by law by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

         BOA operates three branch locations in the City of Alexandria and one branch in Fairfax County. Each branch has an automated teller machine (ATM). Additionally, BOA operates four off-premises ATM machines in the City of Alexandria. At December 31, 1997 BOA employed 36 full-time and 3 part-time employees.

Competition

         In attracting deposits and making loans, BOA encounters competition from other institutions, including larger commercial banking organizations, savings banks, credit unions, other financial institutions and non-bank financial service companies serving BOA's service area. Competitors include major financial companies whose substantially greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. In light of the deregulation of the financial service industry and the absence of interest rate controls on deposits, BOA anticipates that it will face continuing competition from all of these institutions in the future. Additionally, as a result of recently enacted state and federal legislation regarding reduced restrictions on interstate banking, BOA may face additional competition from institutions outside Virginia which may take advantage of such legislation to acquire or establish banks or branches in Virginia. The interstate banking legislation will allow commercial banks to branch at a national level through acquisition of existing commercial banks or bank branches, and/or the opening of new branches. Additional changes in the financial services industry, including rapid technology changes, may act as a catalyst for further basic structural change within the financial services industry and may result in additional competition.

                                 BUSINESS OF F&M

History and Business

         F&M was formed in 1969 to serve as the parent holding company of its then sole subsidiary bank, F&M Bank-Winchester, organized in 1902. Since its organization, F&M has acquired seventeen banks, which expanded its market area and increased market share in Virginia and West Virginia. F&M has eleven subsidiary banks (the "Subsidiary Banks") that operate 112 banking offices offering a full range of banking services, principally to individuals and small and middle-market businesses in the Shenandoah Valley, central and northern Virginia, Southside Virginia, the eastern panhandle of West Virginia, and the Maryland portion of the Washington, D.C. metropolitan area.

         The Subsidiary Banks are community-oriented and offer services customarily provided by full-service banks, including individual and commercial demand and time deposit accounts, commercial and consumer loans, residential mortgages, credit card services and safe deposit boxes. Lending is focused on individuals and small and middle-market businesses in the local market regions of the Subsidiary Banks. F&M has consolidated the operations of the trust departments of its Subsidiary Banks in Virginia in F&M Trust Company. F&M also operates Big Apple Mortgage which engages in residential mortgage origination and servicing in the Shenandoah Valley and the eastern panhandle of West Virginia.

         F&M has maintained its community orientation by allowing the Subsidiary Banks latitude to tailor products and services to meet community and customer needs. While F&M has preserved the autonomy of its Subsidiary Banks, it has established system-wide policies governing, among other things, lending practices, credit analysis and approval procedures, as well as guidelines for deposit pricing and investment portfolio management. In addition, F&M has established a centralized loan review team that regularly performs a detailed, on-site review and analysis of each Subsidiary Bank's loan portfolio to ensure the consistent application of credit policies and procedures system-wide. One or more senior holding company officers serve on the board of directors of each Subsidiary Bank to monitor operations and to serve as a liaison to F&M.

         F&M currently operates in seven market regions: the Shenandoah Valley and Loudoun County; the eastern panhandle of West Virginia; Charlottesville/Albemarle County and surrounding areas; Greenville County in southside Virginia; suburban Richmond, primarily Henrico and Chesterfield Counties; the northern Virginia area that includes the eastern portions of Fairfax and Prince William Counties, Loudoun County; the Warrenton and surrounding Fauquier County area; and Montgomery and Prince George's Counties in Maryland of the Washington, D.C. suburban area.

         At December 31, 1997, F&M had total consolidated assets of approximately $2.5 billion, total consolidated deposits through its banking subsidiaries of approximately $2.1 billion and consolidated shareholders' equity of approximately $247.8 million.

F&M's Acquisition Program

         F&M has expanded its market area and increased its market share through both internal growth and strategic acquisitions. Since 1988, F&M has acquired approximately $1.3 billion in assets and approximately $1.1 billion in deposits through thirteen bank acquisitions. Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions.

         On December 1, 1997, F&M entered into an agreement for the acquisition of Peoples Bank of Virginia, a Virginia chartered bank based in Chesterfield, Virginia. The acquisition of Peoples Bank of Virginia was approved by the shareholders of Peoples Bank of Virginia and the appropriate regulatory agencies and closed on April 1, 1998. The acquisition of Peoples Bank of Virginia was accounted for as a pooling of interests for financial reporting purposes and provided for a tax-free exchange of 2.58 shares of F&M Common Stock for each common share of Peoples Bank of Virginia. In connection with the transaction, F&M acquired four banking offices in Chesterfield, Virginia, and acquired approximately $82.6 million in total assets and assumed approximately $71.5 million in total deposits. See "Business of F&M's Acquisition Program."

         Management believes there are additional opportunities to acquire financial institutions or to acquire assets and deposits that will allow F&M to enter new markets or increase market share in existing markets. Management intends to pursue acquisition opportunities in strategic markets where its managerial, operational and capital resources will enhance the performance of acquired institutions and may, after the date of this Proxy Statement/Prospectus, enter into agreements to acquire one or more financial institutions. There can be no assurance that F&M will be able to successfully effect any additional acquisition activity, or that any such acquisition activity will have a positive effect on the value of shares of F&M Common Stock.

         For additional information about F&M's business, see "Available Information" and "Incorporation of Certain Information by Reference."


                       COMPARATIVE RIGHTS OF SHAREHOLDERS

General

         F&M and BOA are corporations subject to the provisions of the Virginia Stock Corporation Act (the "Virginia SCA"). Shareholders of BOA whose rights are governed by BOA's Articles of Incorporation and Bylaws and by the Virginia SCA, will become shareholders of F&M upon consummation of the Merger. The rights of such shareholders as shareholders of F&M will then be governed by the Articles of Incorporation and Bylaws of F&M and by the Virginia SCA.

         The following is a summary of the material differences in the rights of shareholders of BOA and F&M. This summary is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of each corporation and to the Virginia SCA.

Authorized Capital

         F&M. F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, of which 20,374,957 shares were issued and outstanding as of December 31, 1997, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, of which no shares were issued and outstanding as of December 31, 1997. F&M's Articles of Incorporation authorize the F&M Board, without shareholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of F&M Common Stock would be subject to the rights and preferences conferred to holders of such preferred stock. See "Description of F&M Capital Stock" for additional information.

         BOA. BOA is authorized to issue 1,325,000 shares of BOA Common Stock, par value $5.00 per share, of which 686,619 shares were issued and outstanding as of December 31, 1997. BOA does not have an authorized class of preferred stock.

Dividend Rights

         F&M. The holders of F&M Common Stock are entitled to share ratably in dividends when and as declared by the F&M Board of Directors out of funds legally available therefor. One of the principal sources of income to F&M is dividends from its subsidiary banks. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends." F&M's Articles of Incorporation permit the F&M Board to issue preferred stock with terms set by the F&M Board, which terms may include the right to receive dividends ahead of the holders of F&M Common Stock. No shares of preferred stock are presently outstanding.

         BOA. The holders of BOA Common Stock also are entitled to share ratably in dividends when and as declared by the BOA Board of Directors out of funds legally available therefor. For a description of certain restrictions on the payment of dividends by banks, see "Market Prices and Dividends."

Voting Rights

         The holders of both F&M and BOA Common Stock have one vote for each share held on any matter presented for consideration by the shareholders. Neither the holders of F&M nor BOA Common Stock are entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

         F&M. All of F&M's directors are elected each year. F&M's Articles of Incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of F&M directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if, in the case of F&M, the number of votes cast to remove him constitutes a majority of the outstanding shares of F&M Common Stock.

         BOA. All of BOA's directors are elected each year. BOA's Articles of Incorporation do not include a provision relating to the removal of directors. Accordingly, the removal of BOA's directors is governed by the Virginia SCA which provides that shareholders may remove directors with or without cause if the number of votes cast to remove him constitutes a majority of the outstanding shares of BOA Common Stock.

Anti-Takeover Provisions

         Certain provisions of the Virginia SCA and the Articles of Incorporation and Bylaws of F&M and may discourage an attempt to acquire control of F&M that a majority of either corporation's shareholders determined was in their best interests. These provisions also may render the removal of one or all directors more difficult or deter or delay corporate changes of control that the F&M Board did not approve.

         Authorized Preferred Stock. The Articles of Incorporation of F&M authorize the issuance of preferred stock. The F&M Board may, subject to applicable law and the rules of the NYSE, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of F&M by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction.

         Supermajority Voting Provisions. The Virginia SCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The Virginia SCA provides that a corporation's articles may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

         The Articles of Incorporation of F&M provide that a Fundamental Action shall be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended, then the transaction shall be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

         The provisions of the Articles of Incorporation of F&M and the Virginia SCA could tend to make the acquisition of F&M more difficult to accomplish without the cooperation or favorable recommendation of the F&M.

         Shareholder Meetings. Shareholders of F&M may not request that a special meeting of shareholders be called, while shareholders owning 40% or more of the issued and outstanding shares of BOA may call a special meeting of shareholders.

         Virginia Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transaction Statute and the Control Share Acquisitions Statute.

         Affiliated Transactions. The Virginia SCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or
(iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the Virginia SCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisition Statute, but F&M has not done so.

Director and Officer Exculpation

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         The Articles of Incorporation of F&M provide that to the full extent that the Virginia SCA permits the limitation or elimination of the liability of directors or officers, a director or officer of F&M shall not be liable to F&M or its shareholders for monetary damages in excess of one dollar ($1.00). There is no similar provision in the Articles of Incorporation of BOA.

Indemnification

         The Articles of Incorporation of F&M provide that to the full extent permitted by the Virginia SCA and any other applicable law, F&M is required to indemnify a director or officer of F&M who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer. The Articles of Incorporation of BOA do not include a provision with respect to the indemnification of officers and directors.


                        DESCRIPTION OF F&M CAPITAL STOCK

         F&M is authorized to issue (i) 30,000,000 shares of Common Stock, par value $2.00 per share, and (ii) 5,000,000 shares of serial Preferred Stock, without par value, which may be issued in series with such powers, designations, and rights as may be established from time to time by the Board of Directors. On December 31, 1997, F&M had issued and outstanding 20,374,957 shares of F&M Common Stock held by 7,834 shareholders of record. All outstanding shares of F&M Common Stock are fully paid and nonassessable. No shares of Preferred Stock have been issued.

Common Stock

         Holders of shares of F&M Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. F&M's ability to pay dividends is dependent upon its earnings and financial condition of F&M and certain legal requirements. Specifically, the Federal Reserve has stated that bank holding companies should not pay dividends except out of current earnings and unless the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, Virginia law precludes any distribution to shareholders if, after giving it effect, (a) F&M would not be able to pay its debts as they become due in the usual course of business; or (b) F&M's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if F&M were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Upon the liquidation, dissolution or winding up of F&M, whether voluntary or involuntary, holders of F&M Common Stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of F&M available for distribution. The dividend and liquidation rights of F&M Common Stock are subject to the rights of any Preferred Stock that may be issued and outstanding.

         Holders of F&M Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors or preemptive rights to purchase additional shares of any class of F&M's capital stock. Holders of F&M Common Stock have no conversion or redemption rights. The shares of F&M Common Stock presently outstanding are, and those shares of F&M Common Stock to be issued in connection with the Merger will be when issued, fully paid and nonassessable. F&M Common Stock is listed and traded on the NYSE.

         F&M maintains an Employee Stock Purchase Plan (the "ESP Plan") providing that all F&M employees who have served F&M full time for over twelve months may purchase shares of F&M Common Stock through payroll deduction. An eligible employee who wishes to participate elects to contribute from 2% to 15% of his or her actual adjusted base pay (actual base pay plus overtime and shift premiums) by payroll deduction. In November, a participant may elect to bring his or her total actual contribution up to 15% of his or her annual base pay. Shares are sold by F&M to the ESP Plan fund on behalf of those participating employees at 85% of the lesser of market value on January 1 or December 31 of the year. The maximum number of shares is limited for any calendar year to 50,000 plus shares available to be offered but not purchased in prior years. A total of 142,817 shares of F&M Common Stock have been issued under the ESP Plan since its inception in 1993. The renewal of the ESP Plan will be presented to shareholders for their consideration and approval at the 1998 annual meeting.

Preferred Stock

         The Board of Directors of F&M is empowered to authorize the issuance, in one or more series, of shares of Preferred Stock at such times, for such purposes and for such consideration as it may deem advisable without shareholder approval. The Board of Directors is also authorized to fix the designations, voting, conversion, preference and other relative rights, qualifications and limitations of any such series of Preferred Stock.

         The Board of Directors, without shareholder approval, may authorize the issuance of one or more series of Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of F&M Common Stock and, under certain circumstances, discourage an attempt by others to gain control of F&M.

         The creation and issuance of any series of Preferred Stock, and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of F&M, then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of Preferred Stock.

                                    EXPERTS

         The consolidated financial statements of F&M incorporated in this Proxy Statement/Prospectus by reference to F&M's Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

         The financial statements of BOA incorporated in this Proxy Statement/Prospectus by reference to BOA's Annual Report on Form 10-KSB for the year ended December 31, 1997 and included herein as Appendix IV have been so incorporated in reliance upon the report of S.B. Hoover & Company, L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in auditing and accounting.

                                 LEGAL OPINIONS

         The validity of the shares of F&M Common Stock offered hereby is being passed upon for F&M by LeClair Ryan, A Professional Corporation, Richmond, Virginia. LeClair Ryan will deliver an opinion to F&M and BOA concerning certain federal income tax consequences of the Merger. See "The Merger - Certain Federal Income Tax Consequences."

         Certain matters relating to the Merger will be passed upon for BOA by Williams, Mullen, Christian & Dobbins, P.C.

                                 OTHER MATTERS

         The Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Shareholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the BOA Board of Directors.

                                                                    APPENDIX I





                                ================

                      AGREEMENT AND PLAN OF REORGANIZATION

                                      AND

                                 PLAN OF MERGER

                                ================

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  by and among

                            F&M NATIONAL CORPORATION
                           F&M BANK-NORTHERN VIRGINIA
                                      and

                             THE BANK OF ALEXANDRIA


                          ----------------------------

                               December 12, 1997

                          ----------------------------

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
ARTICLE 1.        THE MERGER AND RELATED MATTERS..................................................................1
     1.1          The Merger......................................................................................1
     1.2          Conversion of BOA Stock.........................................................................1
     1.3          Exchange Procedures.............................................................................2
     1.4          Board of Directors of the Continuing Bank.......................................................2
     1.5          BOA Stock Options...............................................................................2
     1.6          Closing; The Effective Date.....................................................................3
     1.7          Definitions.....................................................................................3

ARTICLE 2.        REPRESENTATIONS AND WARRANTIES OF BOA...........................................................3
     2.1          Organization, Standing and Power of BOA.........................................................3
     2.2          Organization, Standing and Power of the BOA Subsidiaries........................................4
     2.3          Authorized and Effective Agreements.............................................................4
     2.4          Capital Structure...............................................................................4
     2.5          Rights..........................................................................................5
     2.6          Financial Statements; Books and Records; Minute Books...........................................5
     2.7          Absence of Material Changes and Events..........................................................5
     2.8          Absence of Undisclosed Liabilities..............................................................5
     2.9          Legal Proceedings; Compliance with Laws.........................................................6
     2.10         Tax Matters.....................................................................................6
     2.11         Property........................................................................................6
     2.12         Employee Benefit Plans..........................................................................6
     2.13         Insurance.......................................................................................7
     2.14         Loans; Allowance for Loan Losses................................................................8
     2.15         Environmental Matters...........................................................................8
     2.16         Takeover Laws...................................................................................9
     2.17         Brokers.........................................................................................9
     2.18         Securities Reports.............................................................................10
     2.19         Statements True and Correct....................................................................10

ARTICLE 3.        REPRESENTATIONS AND WARRANTIES OF F&M..........................................................10
     3.1          Organization, Standing and Power...............................................................10
     3.2          Organization, Standing and Power of F&M Subsidiaries...........................................10
     3.3          Authorized and Effective Agreement.............................................................11
     3.4          Capital Structure..............................................................................11
     3.5          Financial Statements; Books and Records; Minute Books..........................................11
     3.6          Absence of Material Changes or Events..........................................................12
     3.7          Absence of Undisclosed Liabilities.............................................................12
     3.8          Legal Proceedings; Compliance with Laws........................................................12
     3.9          Tax Matters....................................................................................12
     3.10         Employee Benefit Plans.........................................................................12
     3.11         Insurance......................................................................................13
     3.12         Allowance for Loan Losses......................................................................13
     3.13         Environmental Matters..........................................................................13
     3.14         Securities Reports.............................................................................13
     3.15         Statements True and Correct....................................................................13


ARTICLE 4.        COVENANTS AND AGREEMENTS.......................................................................14
     4.1          Reasonable Best Efforts........................................................................14
     4.2          Access to Information; Notice of Certain Matters, Confidentiality..............................14
     4.3          Registration Statement; Shareholder Approval...................................................14
     4.4          Operation of the Business of BOA...............................................................15
     4.5          Operation of the Business of F&M...............................................................16
     4.6          No Dividends...................................................................................16
     4.7          No Solicitation of Other Offers................................................................16
     4.8          Regulatory Filings.............................................................................17
     4.9          Public Announcements...........................................................................17
     4.10         Accounting Treatment...........................................................................17
     4.11         Affiliate Agreements...........................................................................17
     4.12         Benefit Plans; Employment Agreement............................................................17
     4.13         NYSE Listing...................................................................................17
     4.14         Indemnification................................................................................17
     4.15         Stock Option Agreement.........................................................................18

ARTICLE 5.        CONDITIONS TO THE MERGER.......................................................................18
     5.1          General Conditions.............................................................................18
     5.2          Conditions to Obligations of F&M...............................................................19
     5.3          Conditions to Obligations of BOA...............................................................19

ARTICLE 6.        TERMINATION....................................................................................20
     6.1          Termination....................................................................................20
     6.2          Effect of Termination..........................................................................21
     6.3          Survival of Representations, Warranties and Covenants..........................................21
     6.4          Fees and Expenses..............................................................................21

ARTICLE 7.        GENERAL PROVISIONS.............................................................................22
     7.1          Entire Agreement...............................................................................22
     7.2          Binding Effect; No Third-Party Rights..........................................................22
     7.3          Waiver and Amendment...........................................................................22
     7.4          Governing Law..................................................................................22
     7.5          Notices........................................................................................22
     7.6          Counterparts...................................................................................23
     7.7          Severability...................................................................................23

                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of December 12, 1997, by and among F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), F&M BANK-NORTHERN VIRGINIA, a wholly-owned Virginia banking subsidiary of F&M ("F&M Bank-Northern Virginia"), and THE BANK OF ALEXANDRIA, a Virginia banking corporation ("BOA").

                                   WITNESSETH:

         WHEREAS, the respective Boards of Directors of F&M and BOA have approved the affiliation of their companies through the merger of BOA with and into F&M Bank-Northern Virginia pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

         WHEREAS, the parties desire to provide for certain conditions, representations, warranties and agreements in connection with the transactions contemplated hereby.

         NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE 1
                         THE MERGER AND RELATED MATTERS

         1.1      The Merger

         Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.6 hereof, BOA shall be merged with and into F&M Bank-Northern Virginia pursuant to the Plan of Merger attached hereto as Exhibit A and made a part hereof (the "Merger"). The separate corporate existence of BOA shall thereupon cease, and F&M Bank-Northern Virginia will be the surviving corporation in the Merger and its name shall remain F&M Bank-Northern Virginia (F&M Bank-Northern Virginia as existing on and after the Effective Date is sometimes referred to as the "Continuing Bank"). From and after the Effective Date, the Merger shall have the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the "VSCA").

         1.2      Conversion of BOA Stock

         (a) At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $5.00 per share, of BOA ("BOA Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for 0.942 shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in this Agreement and the Plan of Merger (the "Exchange Ratio").

         (b) F&M will issue cash in lieu of fractional shares to the holders of BOA Common Stock on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average closing price of F&M Common Stock as reported on the New York Stock

Exchange for each of the ten consecutive trading days ending on the fifth business day prior to the Effective Date.

         (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

         1.3      Exchange Procedures

         As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former holder of record of BOA Common Stock immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of BOA Common Stock for the consideration set forth in Section 2.1 above. Any dividends paid on any shares of F&M Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of BOA Common Stock, will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         1.4      Board of Directors of the Continuing Bank

         At the Effective Date, the Board of Directors of the Continuing Bank shall consist of all the current directors of F&M Bank-Northern Virginia and at least five of the current directors of BOA designated by BOA and approved by F&M.

         1.5      BOA Stock Options

         From and after the Effective Date, all employee and director stock options to purchase shares of BOA Common Stock (each, a "BOA Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such BOA Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such BOA Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such BOA Stock Option shall be equal to the number of shares of BOA Common Stock that were purchasable under such BOA Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iii) the per share exercise price under each such BOA Stock Option shall be adjusted by dividing the per share exercise price of each such BOA Stock Option by the Exchange Ratio, and rounding up to the nearest cent. The terms of each BOA Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. Notwithstanding the foregoing, each BOA Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) shall be adjusted in accordance with the requirements of Section 424 of the Code.

         1.6      Closing; The Effective Date

         The Merger shall become effective on the date and at the time shown on the Certificate of Merger issued by the Virginia State Corporation Commission effecting the Merger (the "Effective Date"). Subject to the satisfaction or waiver of the conditions set forth in Article V, the parties shall use their reasonable best efforts to cause the Effective Date to occur on the first day of the month following the month in which the conditions set forth in Article V have been satisfied or waived in accordance with the terms of this Agreement or on such other date as the parties may agree in writing. All documents required by this Agreement to be delivered at or prior to the Effective Date will exchanged by the parties at the closing of the Merger (the "Merger Closing"), which shall be held on or before the Effective Date. At or after the Merger Closing, F&M, F&M Bank-Northern Virginia and BOA shall execute and deliver to the Virginia State Corporation Commission Articles of Merger containing the Plan of Merger.

         1.7      Definitions

         Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

         (a) The term "Knowledge" means the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O (12 C.F.R. 215).

         (b) The term "Material Adverse Effect" means, with respect to a party, any effect that (i) has or is reasonably likely to have a material and adverse effect upon the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) would materially impair the party's ability to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger; provided that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, or (b) changes in generally accepted accounting principles or regulatory requirements applicable to financial institutions.

         (c) The term "Previously Disclosed" shall mean information set forth in a schedule (a "Disclosure Schedule", which shall be arranged in sections corresponding to the sections of this Agreement) from one party to the other party delivered and dated not later than 5:00 p.m. on December 18, 1997, setting forth, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of such party's representations and warranties. Any matter included, whether aggregated or not, in the BOA Financial Statements or the F&M Financial Statements, as the case may be, shall be deemed to be Previously Disclosed.

                                    ARTICLE 2
                      REPRESENTATIONS AND WARRANTIES OF BOA

         BOA represents and warrants to F&M as follows:

         2.1      Organization, Standing and Power of BOA

         BOA is a Virginia chartered banking corporation duly organized, validly existing and in good standing under the laws of Virginia. BOA has the corporate power and authority to carry on its business in Virginia as now conducted and to own and operate its assets, properties and business; and BOA has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement of even date herewith by and between BOA and F&M, a copy of which is attached hereto as Exhibit B (the "Option Agreement"), and to consummate the transactions contemplated hereby and thereby.

         2.2      Organization, Standing and Power of the BOA Subsidiaries

         Each subsidiary of BOA is identified on its Disclosure Schedule (the "BOA Subsidiaries" and, collectively with BOA, the "BOA Companies") is a duly organized corporation, validly existing and in good standing under applicable laws. Each BOA Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on BOA on a consolidated basis. The outstanding shares of capital stock of each of the BOA Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by BOA free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         2.3      Authorized and Effective Agreements

         (a) Subject to receipt of the approval of the shareholders of BOA of this Agreement and the Plan of Merger, this Agreement, the Plan of Merger and the Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of BOA on or prior to the date hereof. This Agreement, the Plan of Merger and the Option Agreement are valid and legally binding obligations of BOA, enforceable against BOA in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

         (b) Neither the execution and delivery of this Agreement, the Plan of Merger and the Option Agreement, nor the consummation of the transactions contemplated herein or therein, nor compliance by BOA with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of BOA; (ii) except as Previously Disclosed in its Disclosure Schedule, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of BOA pursuant to any (A) note, bond, mortgage, indenture, or (B) any material license, agreement or other instrument or obligation, to which BOA is a party or by which it or any of its properties or assets may be bound or (iii) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to BOA.

         2.4      Capital Structure

         The authorized capital stock of BOA consists of 1,325,000 shares of common stock, par value $5.00 per share, of which 686,461 shares are issued and outstanding as of this date. All outstanding shares of BOA Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are options held by employees of BOA that represent rights to purchase a total of 66,476 shares of BOA Common Stock.

         2.5      Rights

         As of the date of this Agreement, there are not any shares of capital stock of BOA reserved for issuance, or any outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which BOA is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, "Rights"), except as contemplated by the Option Agreement and as Previously Disclosed in its Disclosure Schedule (which shall include copies of the stock option plans and individual stock option agreements pursuant to which employees of BOA may exercise stock options).

         2.6      Financial Statements; Books and Records; Minute Books

         The BOA Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of BOA as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the BOA Companies fairly reflect in all material respects the transactions to which they are a party or by which their properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the BOA Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The BOA Financial Statements shall mean
(i) the consolidated statements of financial condition of BOA as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years ended December 31, 1996 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of BOA and related consolidated statements of income and shareholders' equity (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1996.

         2.7      Absence of Material Changes and Events

         Since September 30, 1997 and except as Previously Disclosed in its Disclosure Schedule, there has not been any change in the financial condition or results of operations of BOA or the BOA Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

         2.8      Absence of Undisclosed Liabilities

         BOA has not incurred any liability (contingent or otherwise) that is material to BOA on a consolidated basis or that, when combined with all similar liabilities, would be material to BOA on a consolidated basis, except as Previously Disclosed in its Disclosure Schedule or as disclosed in the BOA Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent BOA Financial Statements.

         2.9      Legal Proceedings; Compliance with Laws

         Except as Previously Disclosed in its Disclosure Schedule, there are no actions, suits or proceedings instituted or pending or, to the Knowledge of BOA, threatened against any of the BOA Companies or against any property, asset, interest or right of the BOA Companies, or against any officer, director or employee of the BOA Companies that would, if determined adversely to BOA or any BOA Subsidiary, have a Material Adverse Effect on BOA on a consolidated basis. To the Knowledge of BOA, the BOA Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

         2.10     Tax Matters

         The BOA Companies have filed all federal, state and local tax returns and reports ("Tax Returns") required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes (as defined below) owed by the BOA Companies have been paid, are reflected as a liability in the BOA Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously Disclosed, no tax return or report of the BOA Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the BOA Companies by any taxing authority. As used herein, "Taxes" mean all taxes, charges, fees, levies or other assessments, including, without limitation, all income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or chargers of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

         2.11     Property

         Except as Previously Disclosed in its Disclosure Schedule or reserved against in the BOA Financial Statements, the BOA Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the BOA Financial Statements as of December 31, 1996 or acquired after such date. To the Knowledge of BOA, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of BOA, the buildings, structures, and appurtenances owned, leased, or occupied by the BOA Companies are in good operating condition and in a state of good maintenance and repair and comply with applicable zoning and other municipal laws and regulations, and there are no latent defects therein.

         2.12     Employee Benefit Plans.

         (a) BOA has Previously Disclosed in its Disclosure Schedule all employee benefit plans and programs, including without limitation: (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, vacation and other similar plans, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, programs or arrangements, and all employment or compensation arrangements, in each case for the benefit of or relating to current and former employees of BOA (collectively, the "BOA Benefit Plans").

         (b) None of the BOA Benefit Plans is a "multi-employer plan" as defined in section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         (c) Except as Previously Disclosed in its Disclosure Schedule, all BOA Benefit Plans are in compliance in all material respects with applicable laws and regulations, and BOA has administered the BOA Benefit Plans in accordance with applicable laws and regulations in all material respects.

         (d) Each BOA Benefit Plan that is intended to be qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") has been determined by the Internal Revenue Service to be so qualified, as reflected in a current favorable determination letter.

         (e) BOA has made available to F&M copies of all BOA Benefit Plans and, where applicable, summary plan descriptions, and annual reports required to be filed within the last three years pursuant to ERISA or the Code with respect to the BOA Benefit Plans.

         (f) To the knowledge of BOA, BOA has not engaged in any prohibited transactions, as defined in Code section 4975 or ERISA section 406, with respect to any BOA Employee Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA.

         (g) There are no actions, suits, investigations or claims pending, threatened or anticipated (other than routine claims for benefits) with respect to any BOA Benefit Plans.

         (h) No compensation or benefit that is or will be payable in connection with the transactions contemplated by this Agreement will be characterized as an "excess parachute payment" within the meaning of Code section 280G. Except as Previously Disclosed in its Disclosure Schedule, no BOA Benefit Plan contains any provision which would give rise to any severance, termination or other payments or liabilities as a result of the transactions contemplated by this Agreement.

         (i) BOA has not established and does not maintain a welfare plan, as defined in ERISA section 3(1), that provides benefits to an employee at the expense of BOA after a termination of employment, except as required by the Consolidated Omnibus Budget Reconciliation Act of 1985.

         2.13     Insurance

         Each of the BOA Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of BOA, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 1997 and except as Previously Disclosed, none of the BOA Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the BOA Companies has been refused any insurance coverage sought or applied for, and BOA has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the BOA Companies.

         2.14     Loans; Allowance for Loan Losses

         (a) Except as Previously Disclosed in its Disclosure Schedule, to the Knowledge of BOA each loan reflected as an asset in the BOA Financial Statements
(i) is evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, (iii) is the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which if successful could have a Material Adverse Effect, and (iv) in all material respects was made in accordance with BOA's standard loan policies.

         (b) BOA has Previously Disclosed in its Disclosure Schedule the aggregate amounts as of a recent date of all loans, losses, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the BOA Companies that have been classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified" or words of similar import, and BOA shall promptly on a periodic basis inform F&M of any such classification arrived at any time after the date hereof.

         (c) The real property classified as other real estate owned ("OREO") included in non-performing assets is carried net of reserve at the lower of cost or market value based on independent appraisals.

         (d) The allowance for loan losses reflected on the statements of financial condition included in the BOA Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         2.15     Environmental Matters

         (a) Except as Previously Disclosed in its Disclosure Schedule, the BOA Companies are in substantial compliance with all Environmental Laws (as defined below). BOA has not received any communication alleging that BOA is not in such compliance and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         (b) BOA has not received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) BOA, (ii) any person or entity whose liability for any Environmental Claim BOA has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by BOA, or any real or personal property which BOA has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which BOA holds a security interest securing a loan recorded on the books of BOA. BOA is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

         (c) With respect to all real and personal property owned or leased by BOA, or all real and personal property which BOA has been, or is, judged to have managed or to have supervised or to have participated in the management of, BOA will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be Previously Disclosed in its Disclosure Schedule). The BOA Companies are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

         (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against BOA or against any person or entity whose liability for any Environmental Claim BOA has or may have retained or assumed either contractually or by operation of law.

         (e) For purposes of this Agreement, the following terms shall have the following meanings:

                  (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                  (2) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

                  (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

         2.16     Takeover Laws

         BOA has taken all action necessary to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby from the requirements of any "control share," "fair price," "affiliate transaction" or other anti-takeover laws and regulations of any state, including without limitation Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of BOA's disinterested directors approved such transactions for such purposes prior to any "determination date" with respect to F&M) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA.

         2.17     Brokers

         Other than the financial advisory services performed for BOA by Scott & Stringfellow, Inc. (on terms disclosed to F&M), neither BOA nor any of its subsidiaries, nor any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement.

         2.18     Securities Reports

         BOA has filed with the Federal Deposit Insurance Corporation (the "FDIC") all required forms, reports and documents required under the Exchange Act. BOA's Annual Report on Form 10-K for the year ended December 31, 1996, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1996 under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the FDIC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         2.19     Statements True and Correct

         When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the BOA shareholders' meeting called to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by BOA relating to BOA, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

                                    ARTICLE 3
                      REPRESENTATIONS AND WARRANTIES OF F&M

         F&M represents and warrants to BOA as follows:

         3.1      Organization, Standing and Power

         F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. F&M has the corporate power and authority to carry on its business as now conducted and to own and operate its assets, properties and business; and each of F&M and F&M Bank-Northern Virginia has the corporate power and authority to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

         3.2      Organization, Standing and Power of F&M Subsidiaries

         Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

         3.3      Authorized and Effective Agreement

         (a) This Agreement and the Plan of Merger and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action on the part of F&M and F&M Bank-Northern Virginia. This Agreement and the Plan of Merger are valid and legally binding obligations of F&M and F&M Bank-Northern Virginia, enforceable against each of them in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity).

         (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a Material Adverse Effect on F&M, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

         3.4      Capital Structure

         The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,000,000 shares of common stock, par value $2.00 per share, of which 20,317,960 shares were issued and outstanding on November 1, 1997. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of BOA Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

         3.5      Financial Statements; Books and Records; Minute Books

         The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods or as of the dates set forth therein (subject, in the case of unaudited interim statements, to normal recurring audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect in all material respects the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1996, 1995 and 1994 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to quarterly periods ended subsequent to December 31, 1996.

         3.6      Absence of Material Changes or Events

         Since September 30, 1997, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

         3.7      Absence of Undisclosed Liabilities

         Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

         3.8      Legal Proceedings; Compliance with Laws

         There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

         3.9      Tax Matters

         The F&M Companies have filed all Tax Returns required to be filed, and all such Tax Returns were correct and complete in all material respects. All Taxes owed by the F&M Companies have been paid, are reflected as a liability in the F&M Financial Statements, or are being contested in good faith and have been Previously Disclosed in its Disclosure Schedule. Except as Previously Disclosed, no tax return or report of the F&M Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against the F&M Companies by any taxing authority.

         3.10     Employee Benefit Plans

         (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

         (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's `benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

         3.11     Insurance

         Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. Since January 1, 1997, none of the F&M Companies has received any notice of a premium increase, other than in the ordinary course, or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three fiscal years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

         3.12     Allowance for Loan Losses

         The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

         3.13     Environmental Matters

         To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws. None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

         3.14     Securities Reports

         F&M has filed with the SEC all required forms, reports and documents required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). F&M's Annual Report on Form 10-K for the year ended December 31, 1996, and all other reports, definitive proxy statements or documents filed or to be filed by it subsequent to December 31, 1996 under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed, or to be filed, with the SEC (i) complied or will comply in all material respects as to form with the applicable requirements under the Exchange Act and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         3.15     Statements True and Correct

         When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the BOA shareholders' meeting called to consider and vote on the approval of the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

                                    ARTICLE 4
                            COVENANTS AND AGREEMENTS

         4.1      Reasonable Best Efforts

         Subject to the terms and conditions of this Agreement, F&M and BOA agree to use their reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party hereto to that end.

         4.2      Access to Information; Notice of Certain Matters;
                  Confidentiality

         (a) F&M and BOA each will keep the other advised of all material developments relevant to its business and to consummation of the transactions contemplated herein. F&M and BOA each may make or cause to be made such further investigation of the operational, financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and BOA agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Merger of, such party hereto.

         (b) F&M and BOA shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

         (c) Each party shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

         4.3      Registration Statement; Shareholder Approval

         (a) F&M and BOA agree to cooperate in the preparation of the Registration Statement to be filed by F&M with the SEC in connection with the issuance of F&M Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of F&M and BOA constituting a part thereof (the "Proxy Statement") and all related documents). F&M and BOA agree to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as reasonably practicable after filing thereof. F&M shall also take any action required to be taken under state securities or "Blue Sky" laws in connection with the issuance of F&M Common Stock pursuant to the Merger.

         (b) BOA shall submit this Agreement and the Plan of Merger to its shareholders at a special meeting to be held as promptly as practicable after the Registration Statement is declared effective for the purpose of approving the Merger. The Board of Directors of BOA shall recommend such approval, and BOA shall take all reasonable lawful action to solicit such approval by its shareholders; provided, however, that if the Board of Directors of BOA shall have reasonably determined in good faith (after consultation with its counsel) that such recommendation is reasonably likely to constitute a breach of its fiduciary duties to the shareholders of BOA, then the Board of Directors of BOA shall not be obligated to recommend the approval of this Agreement and Plan of Merger.

         4.4      Operation of the Business of BOA

         BOA agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by F&M, during the period from the date hereof to the Effective Date:

         (a) BOA will conduct its operations only in the ordinary and usual course of business consistent with past practice (subject, in any event, to the provisions of paragraph (c) below) and will use its best efforts to keep available the services of its officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

         (b) BOA shall not take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or BOA to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

         (c) BOA will not:

                  (1) Other than pursuant to stock options Previously Disclosed in its Disclosure Schedule and currently outstanding as of the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock, any stock appreciation rights or any Rights; (ii) enter into any agreement with respect to the foregoing; or (iii) permit any additional shares of capital stock to become subject to new grants of employee stock options, stock appreciation rights, or similar stock-based employee rights;

                  (2) Enter into or amend any written employment agreement, severance or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice;

                  (3) Enter into or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder;

                  (4) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

                  (5) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

                  (6) Alter, amend or repeal its bylaws or articles of incorporation;

                  (7) Take any other action which would make any representation or warranty in Article 2 hereof untrue; or

                  (8) Agree or commit to do anything prohibited by this Section 4.4.

         4.5      Operation of the Business of F&M

         F&M agrees that, except as expressly permitted by this Agreement or otherwise consented to or approved in writing by BOA, during the period from the date hereof to the Effective Date:

         (a) F&M will and will cause each of the F&M Subsidiaries to conduct their respective operations only in the ordinary and usual course of business consistent with past practice and will use its best efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with customers, suppliers, employees and others having business relationships with them.

         (b) F&M shall not, and shall not permit any of the F&M Subsidiaries to, take any action, engage in any transactions or enter into any agreement which would adversely affect or delay in any material respect the ability of F&M or BOA to obtain any necessary approvals, consents or waivers of any governmental authority or third party required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Agreement.

         4.6      No Dividends

         BOA will not declare or pay any cash dividend or make any other distribution in respect of BOA Common Stock prior to the Effective Date.

         4.7      No Solicitation of Other Offers

         Without the prior consent of F&M, BOA shall not, and shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, BOA or any business combination with BOA other than as contemplated by this Agreement. BOA shall promptly (within 24 hours) notify F&M of its receipt of any such proposal or inquiry, of the substance thereof, and of the identity of the person making such proposal or inquiry.

         4.8      Regulatory Filings

         F&M and BOA shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

         4.9      Public Announcements

         Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

         4.10     Accounting Treatment

         F&M and BOA shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

         4.11     Affiliate Agreements

         BOA has identified to F&M all persons who were, as of the date hereof, directors or executive officers of BOA (the "Affiliates"). BOA has delivered a written letter agreement in the form of Exhibit C hereto from each Affiliate.

         4.12     Benefit Plans; Employment Agreements

         (a) Upon consummation of the Merger, as soon as administratively practicable, employees of BOA shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service for purposes of eligibility to participate, eligibility for benefits, and vesting with BOA as if such service were with F&M.

         (b) F&M shall enter into severance agreements, effective as of the Effective Date, with Stephen Tees and John Lucas in the form provided in Exhibit D hereto or into such other employment arrangements as may be agreed upon prior to the Closing.

         4.13     NYSE Listing

         F&M shall use its reasonable best efforts to list, as of the Effective Date, on the New York Stock Exchange upon official notice of issuance, the shares of F&M Common Stock to be issued in the Merger.

         4.14     Indemnification

         Following the Effective Date and for a period of six years thereafter, F&M shall indemnify, defend and hold harmless any person who has rights to indemnification from BOA, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and BOA's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain BOA's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of BOA for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

         4.15     Stock Option Agreement

         BOA shall grant to F&M an option to acquire such number of shares of BOA Common Stock that would equate to 19.9% of the issued and outstanding common stock of BOA as of the date hereof, all in accordance with the Option Agreement.

                                    ARTICLE 5
                            CONDITIONS TO THE MERGER

         5.1      General Conditions

         The respective obligations of each of F&M and BOA to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

         (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of BOA.

         (b) Registration Statement; NYSE Listing. The Registration Statement shall have been declared effective under the Securities Act, and F&M shall received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to issue F&M Common Stock in connection with the Merger, and neither the Registration Statement nor any such permit or authorization shall be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner. The shares of F&M Common Stock to be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange.

         (c) Regulatory Approvals. F&M and BOA shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or BOA, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

         (d) Tax Opinion. F&M and BOA shall have received the opinion of LeClair Ryan, A Professional Corporation, counsel to F&M, in form and substance satisfactory to F&M and BOA and dated as of the Effective Date to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code and that no gain or loss will be recognized by the shareholders of BOA to the extent they receive F&M Common Stock solely in exchange for their BOA Common Stock in the Merger. In rendering its opinions, such counsel may rely upon representations contained in certificates of officers of F&M, BOA and others.

         (e) Opinions of Counsel. BOA shall have delivered to F&M and F&M shall have delivered to BOA opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

         (f) Legal Proceedings. Neither F&M nor BOA shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

         (g) Accountants' Letters. F&M and BOA shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M and BOA, that the Merger will qualify for pooling-of-interests accounting treatment.

         5.2      Conditions to Obligations of F&M

         The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of BOA set forth in Article 2 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

         (b) Performance of Obligations. BOA shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. BOA shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

         5.3      Conditions to Obligations of BOA

         The obligations of BOA to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

         (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Merger and the other transactions contemplated by this Agreement.

         (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

         (c) Officers' Certificate. F&M shall have delivered to BOA a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

         (d) Investment Banking Letter. BOA shall have received an updated fairness opinion from Scott & Stringfellow, Inc., financial advisor to BOA, addressed to BOA and dated on or about the date the Proxy Statement is mailed to shareholders of BOA, to the effect that the terms of the Merger are fair to the shareholders of BOA from a financial point of view.

                                    ARTICLE 6
                                   TERMINATION

         6.1      Termination

         This Agreement and the Plan of Merger may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of F&M at the F&M Meeting or the shareholders of BOA at the BOA Meeting, respectively, as provided below:

         (a) Mutual Consent.  By the mutual consent in writing of F&M and BOA.

         (b) Closing Delay. At the election of either party, evidenced by written notice, if the Effective Date shall not have occurred on or before July 31, 1998, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Effective Date to occur on or before such date.

         (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to BOA if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections
5.1 and 5.2, and such noncompliance is not waived by F&M.

         (d) Conditions to BOA Performance Not Met. By BOA upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of BOA to effect the Merger set forth in Sections
5.1 and 5.3, and such noncompliance is not waived by BOA.

         (e) Review of BOA Disclosure Schedules. By F&M in writing at any time prior to the close of business on December 23, 1997 if F&M determines in its sole good faith judgment that, based upon its review and examination of the Disclosure Schedules delivered by BOA, the financial condition, business or prospects of BOA are materially adversely different from what was reasonably expected by F&M after the performance of its due diligence prior to the execution of this Agreement; provided that F&M shall inform BOA upon such termination of the reasons for F&M's determination and, provided further, that this Section 6.1(e) shall not limit in any way the due diligence investigation of BOA which F&M may perform or otherwise affect any other rights which F&M has after the date hereof and after December 22, 1997, under the terms of this Agreement.

         6.2      Effect of Termination

         In the event this Agreement is terminated pursuant to Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.2, 4.9 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

         6.3      Survival of Representations, Warranties and Covenants

         All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

         6.4      Fees and Expenses

         (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses shall be shared equally between F&M and BOA.

         (b) Notwithstanding any provision in this Agreement to the contrary, if for any reason the Merger is not approved by BOA's shareholders at the BOA Meeting or any adjournment thereof, then BOA shall reimburse F&M for one-half of its reasonable out-of-pocket and other expenses incurred by F&M in connection with entering into this Agreement and the transactions contemplated hereunder, provided that the maximum amount that BOA shall be responsible to F&M under this
Section 6.4(b) shall be limited to $50,000.

         (c) If this Agreement is terminated by F&M or BOA because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party for all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement and the enforcement of its rights hereunder.

         (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.

                                    ARTICLE 7
                               GENERAL PROVISIONS

         7.1      Entire Agreement

         This Agreement contains the entire agreement among F&M and BOA with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         7.2      Binding Effect; No Third Party Rights

         This Agreement shall bind F&M and BOA and their respective successors and assigns. Other than Section 4.14, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

         7.3      Waiver and Amendment

         Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the later of the date of the BOA Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

         7.4      Governing Law

         This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

         7.5      Notices

         All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                  If to F&M:
                           Alfred B. Whitt
                           F&M National Corporation
                           38 Rouss Avenue
                           P. O. Box 2800
                           Winchester, Virginia 22604
                           (Tele:   (540) 665-4282)

                  Copy to:
                           George P. Whitley, Esquire
                           LeClair Ryan, A Professional Corporation
                           707 East Main Street; 11th Floor
                           Richmond, Virginia 23219
                           (Tele:   (804) 783-2003)

                  If to BOA:

                           Stephen Tees
                           The Bank of Alexandria
                           1717 King Street
                           P.O. Box 1727
                           Alexandria, Virginia 22313-1727
                           (Tele:   (703) 549-8262)


                  Copy to:
                           Wayne A. Whitham, Jr.
                           Williams, Mullen, Christian & Dobbins
                           1021 East Cary Street
                           P.O. Box 1320
                           Richmond, Virginia 23210-1320
                           (Tele:   (804) 783-6473)

         7.6      Counterparts

         This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

         7.7      Severability

         In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                         F&M NATIONAL CORPORATION
                                            Winchester, Virginia


                                         By: /s/ Afred B. Whitt
                                             __________________
                                                 Alfred B. Whitt
                                                 Senior Vice President


                                         F&M BANK-NORTHERN VIRGINIA
                                               Fairfax, Virginia


                                         By: /s/ Charles E. Curtis
                                             _____________________
                                                 Charles E. Curtis
                                                 President


                                         THE BANK OF ALEXANDRIA
                                          Alexandria, Virginia


                                         By: /s/ Edward Semonian
                                             ___________________
                                                 Edward Semonian
                                                 Chairman of the Board

                                                         EXHIBIT A
                                              To the Agreement and
                                            Plan of Reorganization



                                 PLAN OF MERGER
                                     BETWEEN
                           F&M BANK-NORTHERN VIRGINIA
                                       AND
                             THE BANK OF ALEXANDRIA

         Pursuant to this Plan of Merger ("Plan of Merger"), The Bank of Alexandria, a Virginia banking corporation ("BOA"), shall merge with and into F&M Bank-Northern Virginia, a wholly-owned Virginia banking subsidiary of F&M National Corporation.

                                    ARTICLE I
                               TERMS OF THE MERGER

         1.1      The Merger

         Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of December 12, 1997, by and among F&M National Corporation, a Virginia corporation ("F&M"), F&M Bank-Northern Virginia, and BOA (the "Agreement"), at the Effective Date BOA shall be merged with and into F&M Bank-Northern Virginia (the "Merger") in accordance with the provisions of Virginia law and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act. F&M Bank-Northern Virginia shall be the surviving corporation of the Merger, and its name shall remain F&M Bank-Northern Virginia (F&M Bank-Northern Virginia as existing on and after the Effective Date is sometimes referred to as the "Continuing Bank"). The Merger shall become effective on such date and time as may be determined in accordance with Section
1.6 of the Agreement (the "Effective Date").

         1.2      Articles of Incorporation and Bylaws

         The Articles of Incorporation and Bylaws of F&M Bank-Northern Virginia in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Date until otherwise amended or repealed.

                                   ARTICLE II
                           MANNER OF CONVERTING SHARES

         2.1      Conversion of Shares

         Upon and by reason of the Merger becoming effective, no cash shall be allocated to the shareholders of BOA and stock shall be issued and allocated as follows:

         (a) At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $5.00 per share, of BOA ("BOA Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for 0.942 shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") pursuant to the terms and conditions set forth in the Agreement and this Plan of Merger (the "Exchange Ratio").

         (b) Each holder of a certificate representing shares of BOA Common Stock upon the surrender of his BOA stock certificates to the Exchange Agent (as defined in Section 2.2), duly endorsed for transfer in accordance with Section
2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of BOA Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section 2.3 upon the surrender of such certificate in accordance with Section 2.2.

         (c) In the event F&M changes (or establishes a record date for changing) the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding F&M Common Stock and the record date therefor shall be prior to the Effective Date, appropriate and proportional adjustments will be made to the Exchange Ratio.

         (d) Each share of common stock of F&M Bank-Northern Virginia issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share of common stock of the Continuing Bank.

         (e) From and after the Effective Date, all employee stock options to purchase shares of BOA Common Stock (each, a "BOA Stock Option"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such BOA Stock Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such BOA Stock Option assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such BOA Stock Option shall be equal to the number of shares of BOA Common Stock that were purchasable under such BOA Stock Option immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such BOA Stock Option shall be adjusted by dividing the per share exercise price of each such BOA Stock Option by the Exchange Ratio, and rounding down to the nearest cent. The terms of each BOA Stock Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner that is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any BOA Stock Option that is an "incentive stock option" (as defined in Section 422 of the Code).

         2.2      Manner of Exchange of BOA Common Stock Certificates

         As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former holder of record of BOA Common Stock immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of BOA Common Stock for the consideration set forth in Section 2.1 above. Any dividends paid on any shares of F&M Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of BOA Common Stock, will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.3      No Fractional Shares

         No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the Average Closing Price of F&M Common Stock. As used herein, "Average Closing Price" shall mean the average closing price of F&M Common Stock as reported on the New York Stock Exchange for each of the ten consecutive trading days ending on the fifth business day prior to the Effective Date.

         2.4      Dividends

         No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of BOA Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

                                   ARTICLE III
                               BOARD OF DIRECTORS

         At the Effective Date, the Board of Directors of the Continuing Bank shall consist of all the current directors of F&M Bank-Northern Virginia and at least five of the current directors of BOA designated by BOA and approved by F&M.

                                   ARTICLE IV
                              CONDITIONS PRECEDENT

         The obligations of F&M, F&M Bank-Northern Virginia and BOA to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

                                    ARTICLE V
                                   TERMINATION

         This Plan of Merger may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement.

                                                                     APPENDIX II




                               =================

                             STOCK OPTION AGREEMENT

                               =================

                             STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT, dated as of December 12, 1997 (the "Option Agreement"), by and between THE BANK OF ALEXANDRIA, a Virginia banking corporation ("BOA"), and F&M NATIONAL CORPORATION, a Virginia corporation ("F&M").

                                   WITNESSETH

         WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for the merger of BOA with and into F&M Bank-Northern Virginia, a wholly-owned Virginia banking subsidiary of F&M (the "Merger"); and

         WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, BOA has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of BOA Common Stock.

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1.       Definitions

         Capitalized terms used but not defined herein and defined in the Merger Agreements shall have the same meanings as in the Merger Agreements.

         2.       Grant of Option

         Subject to the terms and conditions set forth herein, BOA hereby grants to F&M an option (the "Option") to acquire up to 136,600 shares of BOA Common Stock at a price of $17.50 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event BOA issues or agrees to issue any shares of BOA Common Stock (other than as permitted under the Merger Agreements) at a price less than $17.50 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of BOA Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of BOA Common Stock, before giving effect to the exercise of the Option. The number of shares of BOA Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

         3.       Exercise of Option

         (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

         (b) BOA shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

         (c) In the event that F&M wishes to exercise the Option, it shall send BOA a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

         (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Time of the Merger; (ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by BOA of a Specified Covenant (as defined below) or (B) the failure of BOA to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by BOA of a Specified Covenant or the failure of BOA to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

         (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (1) BOA, without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with BOA,
         (ii) purchase, lease or otherwise acquire all or substantially all of the assets of BOA, or (iii) purchase or otherwise acquire directly from BOA securities representing 10% or more of the voting power of BOA;

                  (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of BOA Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                  (3) any person shall have made a bona fide proposal to BOA by public announcement or written communication that is or becomes the subject of public disclosure to acquire BOA by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of BOA vote not to approve the Merger Agreements.

         (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

         4.       Payment and Delivery of Certificates

         (a) At the Closing Date, F&M shall tender certified funds in an amount equal to the aggregate Exercise Price for the number of shares with respect to which F&M is exercising the Option.

         (b) At such closing, BOA shall deliver to F&M a certificate or certificates representing the number of shares of BOA Common Stock exchanged for the Exercise Price and F&M shall deliver to BOA a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

         (c) Certificates for BOA Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
                  Certificate is subject to certain provisions of an agreement between the registered holder hereof and The Bank of Alexandria and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of The Bank of Alexandria. A copy of such agreement will be provided to the holder thereof without charge upon receipt by The Bank of Alexandria of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to BOA a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to BOA, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

         5.       Representations

         BOA hereby represents, warrants and covenants to F&M as follows:

         (a) BOA shall at all times maintain sufficient authorized but unissued shares of BOA Common Stock so that the Option may be exercised without authorization of additional shares of BOA Common Stock.

         (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         6.       Adjustment Upon Changes in Capitalization

         In the event of any change in BOA Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of BOA Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement or pursuant to the exercise of [warrants or] options to acquire shares of BOA Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof), the number of shares of BOA Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of BOA Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option or any shares issued pursuant to the exercise of options to acquire shares of BOA Common Stock outstanding as of the date of the Merger Agreements or that may be issued after the date of the Merger Agreements without constituting a breach thereof. Nothing contained in this Section 6 shall be deemed to authorize BOA to breach any provision of the Merger Agreements.

         7.       Registration Rights

         BOA shall, if requested by F&M, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of BOA Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by BOA for inclusion in any registration statement to be filed hereunder. BOA will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at BOA's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such BOA Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall BOA be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by BOA of BOA Common Stock. If requested by F&M, in connection with any such registration, BOA will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this
Section 7, BOA agrees to send a copy thereof to F&M and to any assignee of F&M known to BOA, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         8.       Severability

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option Agreement will not permit the holder to acquire the full number of shares of BOA Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of BOA to allow the holder to acquire, or to require BOA to repurchase to the extent permitted under applicable law, such number of shares as may be necessary to comply with such court or regulatory agency's determination of the permissible number of shares, without any amendment or modification hereof.

         9.       Miscellaneous

         (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

         (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to BOA a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to BOA, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to BOA, and within 24 hours of such notice of a bona fide proposed assignment, BOA may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

          (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

         (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

         (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflicts of laws principles thereof.

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                           THE BANK OF ALEXANDRIA


                                           By:  /s/ Edward Semonian
                                                ___________________
                                                Edward Semonian
                                                Chairman of the Board


                                           F&M NATIONAL CORPORATION


                                           By:  /s/ Alfred B. Whitt
                                                ___________________
                                                Alfred B. Whitt
                                                Senior Vice President

                                                              APPENDIX III




                            =======================

                     OPINION OF SCOTT & STRINGFELLOW, INC.

                            =======================

                       [Scott & Stringfellow letterhead]



                                 April 8, 1998




Board of Directors
Bank of Alexandria
1717 King Street
Alexandria, VA  22313

Gentlemen:

         You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Bank of Alexandria ("BOA") of the terms of an Agreement and Plan of Reorganization by and among F&M National Corporation ("F&M"), F&M Bank-Northern Virginia ("F&M Bank-Northern Virginia") and BOA dated December 12, 1997 and a related Plan of Merger (collectively the "Merger Agreement"). The Merger Agreement provides for the merger of BOA with and into F&M Bank-Northern Virginia (the "Merger") and further provides that each share of Common Stock of BOA which is issued and outstanding immediately prior to the Effective Date of the Merger shall be exchanged for 0.942 shares of F&M Common Stock (the "Exchange Ratio").

         In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) the Registration Statement and this Proxy Statement/Prospectus (3) BOA's financial statements for the three years ended December 31, 1997; (4) BOA's unaudited financial statements for the 12 months ended December 31, 1997, and other internal information relating to BOA prepared by BOA's management; (5) information regarding the trading market for the common stocks of BOA and F&M and the price ranges within which the respective stocks have traded; (6) the relationship of prices paid to relevant financial data such as net worth, assets, deposits and earnings in certain bank and bank holding company mergers and acquisitions in Virginia in recent years;
(7) F&M's annual reports to shareholders and its financial statements for the three years ended December 31, 1997; and (8) F&M's unaudited financial statements for the 12 months ended December 31, 1997, and other internal information relating to F&M prepared by F&M's management. We have discussed with members of management of BOA and F&M the background to the Merger, reasons and basis for the Merger and the business and future prospects of BOA and F&M individually and as a


                                     III-1

Board of Directors
Bank of Alexandria
Alexandria, Virginia  22313
Page 2


combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of BOA and F&M. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of BOA or F&M. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

         On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the terms of the Merger Agreement are fair from a financial point of view to the shareholders of BOA Common Stock.

                                            Very truly yours,

                                            SCOTT & STRINGFELLOW, INC.


                                            By: /s/ Gary S. Penrose
                                                __________________________
                                            Gary S. Penrose
                                            Managing Director
                                            Financial Institutions Group

                                                                     APPENDIX IV



                                  ============

                               BANK OF ALEXANDRIA
                                  FORM 10-KSB
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                  ============

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                                Washington, D.C.
                                      20429

                                   FORM 10-KSB

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                          FDIC Certificate No. 23988-7

                  I.R.S. Employer Identification No. 54-1148687

                             THE BANK OF ALEXANDRIA
                             A Virginia Corporation

                                1717 King Street
                           Alexandria, Virginia 22314
                                 (703) 549-8262

               Securities registered pursuant to Section 12(b) of
                                    the Act:

                                      NONE

               Securities registered pursuant to Section 12(g) of
                                    the Act:

                                  COMMON STOCK
                               ($5.00 Par Value)

  Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months, and (2) has been subject to such filing requirements for the past 90 days. YES X NO____

  Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B, and no disclosure will be contained, to the best of Bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form 10-KSB or any amendment of this Form 10-KSB. [ ]

  The aggregate market value of the voting stock held by nonaffiliates of the Bank as of January 30, 1998, was $19,829,557.

  As of January 30, 1998, 686,619 shares of the Bank's Common Stock, $5.00 Par Value, were outstanding.

  State issuer's revenues for its most recent fiscal year: $ 6,799,708

                             THE BANK OF ALEXANDRIA
                                  FORM 10-KSB

                                                                                              PAGE

                                     PART I
Item   1 - Business............................................................................1

Item   2 - Properties..........................................................................6

Item   3 - Legal Proceedings...................................................................7

Item   4 - Submission of Matters to a Vote of Security Holders.................................7

                                    PART II

Item   5 - Market for the Bank's Common Stock
             and Related Security Holder Matters...............................................8

Item   6 - Management's Discussion and Analysis of
             Financial Condition and Results of Operations.....................................9

Table A: Average Balance Sheets and
             Net Interest Margin Analysis.....................................................11

Table B:          Rate/Volume Analysis of Changes
             in Interest Income and Expense...................................................12

Table C: Investment Securities................................................................13

Table D: Loan Portfolio.......................................................................14

Table E: Loan Charge-offs and Recoveries and
             Analysis of Allowance Loan Losses................................................15

Table F: Allocation of the Allowance for Loan Losses..........................................16

Item   7 - Financial Statements and Supplementary Data........................................17

Item   8 - Changes In and Disagreements with Accountants......................................17






                                    PART III

Item   9 - Directors, Executive Officers, Promoters and Control
             Persons; Compliance With Section 16(a) of the Exchange Act.......................18

Item 10 - Executive Compensation..............................................................21

Item 11 - Security Ownership of Certain Beneficial Owners and Management......................25

Item 12 - Certain Relationships and Related Transactions......................................27

                                    PART IV

Item 13 - Exhibits, Financial Statement Schedules,
              and Reports on Form F-3. .......................................................29

Signatures....................................................................................33

                                     PART I

ITEM 1. BUSINESS.

                                  Organization

             The Bank of Alexandria (the "Bank") was organized and chartered under the laws of the Commonwealth of Virginia on June 12, 1980. The Bank commenced operations on July 7, 1982. The Bank has no subsidiaries. There is only one class of equity voting securities outstanding, common stock, $5.00 par value.

                                Bank Activities

             The Bank conducts a general commercial and a full service retail banking business, with the exception of providing trust services. While the Bank's Articles of Incorporation give the Bank trust powers, the Bank does not presently exercise these powers. The Bank provides banking services to individuals, corporations, and others, as well as services through correspondent banks and other special services, including origination of items through the Automated Clearing House, the sale of travelers' checks, the rental of safe deposit facilities, and collection and mortgage services. The Bank makes commercial, personal, construction and real estate loans, and accepts both demand and time deposits. The Bank makes available international banking services and corporate payroll preparation services through its correspondent banks.

                                Proposed Merger

             As of December 12, 1997, the Bank entered into an Agreement and Plan of Reorganization with F&M National Corporation ("F&M Parent") and its wholly-owned banking subsidiary F&M Bank - Northern Virginia ("F&M Subsidiary") pursuant to and subject to the terms and conditions of which the Bank is to be merged with and into F&M Subsidiary (the "Merger"). F&M Subsidiary is to be the surviving operation in the Merger, upon which the separate corporate existence of the Bank shall cease.

             Pursuant to the Merger, each share of the Bank's outstanding common stock, $5.00 par value per share, shall be converted into and exchanged for
0.942 shares of common stock, $2.00 par value per share, of F&M Parent. The Merger is subject to certain conditions, including the approval thereof by the Bank's shareholders.

                           Supervision And Regulation

             The Bank is organized under the Virginia Banking Act, as amended. The Bank is subject to regulation by the Virginia State Corporation Commission. Additionally, the Bank is subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation. Various requirements and restrictions under the laws of the United States and the Commonwealth of Virginia affect the operations of the Bank, including the requirement to maintain reserves against deposits, restrictions on the nature and amount of loans which may be made, and restrictions relating to investments and other activities of the Bank.

                                Banking Offices

             The Bank has four general banking offices, being its main office at 1717 King Street, Alexandria, Virginia 22314, which has one 24-hour automatic banking terminal, a branch office at 606 King Street, Alexandria, Virginia 22314, which has one 24-hour automatic banking terminal, a branch office at 7901 Richmond Highway, Alexandria, Virginia 22306, which has one 24-hour automatic banking terminal, and a branch office at 2111 Eisenhower Avenue, Alexandria, Virginia, 22314, which has one 24-hour automatic banking terminal. In addition, the Bank has four remote 24-hour automatic banking terminals.

                                 Bank Branches

             The establishment of all new branches is subject to approval by appropriate regulatory authorities. The Virginia Banking Act provides for the branching of Virginia banks only under prescribed conditions. It provides in part that the State Corporation Commission, when satisfied that the public interest will thereby be served, may authorize banks having paid-up and unimpaired capital and surplus in an amount deemed necessary to warrant additional expansion to establish branches. The Bank currently has no applications pending to open branch offices.

                             Insurance of Accounts

             The accounts of the Bank's depositors are insured up to $100,000 for each account holder by the Federal Deposit Insurance Corporation, an instrumentality of the United States Government. Insurance of the Bank's accounts is subject to the Federal statutes and regulations governing insured banks, to examination by the Federal Deposit Insurance Corporation and to certain limitations and restrictions imposed by said agency.

                                  Service Area

             The primary service area of the Bank is the City of Alexandria, Virginia, and its environs. The City of Alexandria, as of 1990, had a population of approximately 108,763, and it is estimated that it will have a population of approximately 120,000 in 1998. Alexandria, which is to the south of Washington,
D. C., south of and adjacent to Arlington County, Virginia, and east of and adjacent to Fairfax County, Virginia, is a part of the Washington, D. C. metropolitan area.

                                  Competition

             The Bank exists in a highly competitive bank environment. In the City of Alexandria, Virginia, there are offices of twelve (12) other commercial banks, all except two of which are either subsidiary banks of holding companies, or a branch office of a bank that conducts business on a state-wide basis, which bank is also a subsidiary bank of a holding company.

             On June 30, 1997, amounts reported to the Federal Deposit Insurance Corporation indicated that the then 48 commercial banking offices in the City of Alexandria, including the Bank, held approximately $2,036,103,000 in total deposits, averaging $42,418,813 per office, of which approximately $62,146,000 was held by the Bank.

             Most of the Bank's deposits are attracted from the primary service area. A material portion of the Bank's deposits has not been obtained from a single person or a few persons, the loss of any one or more of which would have a materially adverse effect on the business of the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries.

             The Bank's loan limits to individual customers for unsecured and secured loans combined is fifteen percent (15%) of the Bank's capital and surplus. For these purposes there may be counted as part of the surplus the undivided profits as of the date of the most recent call statement. For customers desiring loans in excess of the Bank's lending limits, the Bank may loan on a participation basis with other banks taking the amount of the loan in excess of the Bank's lending limits. In other cases, the Bank may refer such borrowers to larger banks or other lending institutions.

             During the last fiscal year the Bank did not spend a material amount of money on research for the development of new services and the improvement of existing services.

             In order to compete effectively, the Bank relies substantially on local promotional activity, personal contacts by its officers, directors and shareholders, extended hours, personalized service and its reputation in the community it serves. The Bank's business is not seasonal.

             As of December 31, 1997, and December 31, 1996, the Bank had outstanding loan commitments as follows:

                                  December 31, 1997            December 31, 1996

Letters of Credit                  $         10,000             $         10,000
Lines of Credit                           8,928,622                    6,925,008
Other Loan Commitments                    2,707,500                    3,835,772
                                      -------------               --------------
                                       $ 11,646,122               $   10,770,780
                                      =============               ==============

             The Bank expects approximately $5,823,061 or 50% of the loan commitments at December 31, 1997, to be exercised within the current year.

             The Bank's major goal for the remainder of the current fiscal year is profitable growth while maintaining sound credit and management policies.

             The banking business in Virginia generally, and in the Bank's primary service area specifically, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks with many offices operating over a wide geographic area. Among the advantages such major banks have over the Bank are their ability to finance wide ranging advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Such banks offer certain services such as trust services and international banking which are not offered directly by the Bank (but are offered indirectly through correspondent institutions) and, by virtue of their greater total capitalization (legal lending limits to an individual customer are limited to a percentage of a bank's total capital accounts), such banks have substantially higher lending limits than does the Bank. Other entities, both governmental and in private industry, seeking to raise capital through the issuance and sale of debt or equity securities also provide competition for the Bank in the acquisition of deposits.

             Banking is a business which depends on interest rate differentials. In general, the difference between the interest rate paid by the Bank to obtain its deposits and its other borrowings and the rate received by the Bank on loans extended to its customers and on securities held in the Bank's portfolio comprise the major portion of the Bank's earnings.

             The Depository Institutions Deregulation and Monetary Control Act of 1980 (the "Monetary Control Act") and the Garn-St. Germain Depository Institutions Act of 1982 (the "Depository Institutions Act") have altered the structure and competitive relationships of the nation's financial institutions and has resulted in fundamental changes in the banking industry and the Bank.

             In addition to competing with savings institutions, commercial banks compete with other financial institutions for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with money market instruments. Such money market funds have provided substantial competition to banks for deposits and it is anticipated they may continue to do so in the future.

             The interest rate differentials of the Bank and therefore its earnings are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies. These agencies can and do implement national monetary policy, such as seeking to curb inflation and combat recession, by their open market operations in United States Government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain and adjustments to the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the federal agencies in these areas influence the growth of Bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and time of any future changes in monetary policies and their impact on the Bank are not predictable.

             In 1985, Virginia enacted legislation providing for the acquisition of a Virginia bank holding company or a Virginia bank by a regional bank holding company under certain specified conditions, with the approval of the State Corporation Commission (the "Regional Banking Act"). The region referred to in the statute means the States of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia, and the District of Columbia. The Regional Banking Act has placed the Bank in competition with other than Virginia-based banks and their holding companies having greater resources than the Bank, since it relaxed the former geographic restrictions on bank holding companies. Additionally, the United States Congress has periodically considered legislation which could result in further deregulation of banks and other financial institutions. Such legislation could result in the further relaxation or elimination of geographic restrictions on banks and bank holding companies and could place the Bank in more direct competition with other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. It cannot be predicted whether any such legislation will be adopted, or the effect such legislation, or the Regional Banking Act, may have on commercial banking in general or the business of the Bank in particular.

                                   Employees

             The Bank, on December 31, 1997, had thirty-six (36) full-time employees and 3 part-time employees for a total of 39 employees, including loan officers, bookkeepers, tellers, and others. None of the Bank's employees are presently represented by a union or covered under a collective bargaining agreement. Management of the Bank considers that its employee relations are excellent.

ITEM 2.           PROPERTIES.

             (a)      Properties Held in Fee.

             The Bank does not hold its bank premises in fee. It does however hold in fee certain other real estate which it acquired in settlement of certain of its loans. As of December 31, 1997, other real estate owned was carried on the Bank's books at $2,433,554. See Note 4 to Financial Statements.

             (b)      Leased Bank Premises.

             The Bank's main office, containing approximately 4,700 square feet, is located at 1717 King Street, Alexandria, Virginia. The office has one 24-hour automatic banking terminal. The property is leased from Patricia C. Humphrey and Scott C. Humphrey. The initial term of the lease (the "Humphrey Lease") was for five (5) years, and expired on June 30, 1987. The Humphrey Lease was renewed for additional five (5) year terms, effective July 1, 1987, July 1, 1992, and July 1, 1997.

             The Bank leases approximately 1,792 square feet of 1727 King Street, Alexandria, Virginia, which it has renovated into its Operations Center. This property is contiguous to the Bank's main office. The property is leased from NAPS Property Inc., successor to KSC Associates Limited. The term of the lease (the "KSC Lease") is from March 1, 1990 through June 30, 2002.

             The Bank's branch at 606 King Street, Alexandria, Virginia 22314 contains approximately 988 square feet on its main floor banking office. This office also has a 24-hour automatic banking terminal. The property is leased from certain individuals pursuant to a lease, the term of which is five (5) years, expiring on December 31, 1998 and which provides for two (2) year renewal options.

             The Bank's branch at 7901 Richmond Highway, Alexandria, Virginia 22314 contains approximately 2,475 square feet on a 23,375 square foot parcel of land. The property is leased pursuant to a lease the initial term of which extends through March 1, 1999 and which provides for three five-year renewal options.

             The Bank's branch at 2111 Eisenhower Avenue, Alexandria, Virginia contains approximately 1,755 square feet within the Eisenhower Center Office Building II. The property is leased from the 2111 Eisenhower Avenue Limited Partnership pursuant to a lease, the initial term of which extends from July 1, 1997 through June 30, 1999 and which provides for three additional five year terms.

             The Bank also leases certain property in the Braddock Place office complex and at 118 King Street, both in Alexandria, Virginia, at which locations the Bank operates automatic banking terminals.

ITEM 3.           LEGAL PROCEEDINGS.

             The are no material pending legal proceedings to which the Bank is a party, or of which property of the Bank is the subject. No such proceeding is known by the Bank to be contemplated by any governmental authority or otherwise.

ITEM 4.           SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

             None.

                                    PART II

ITEM 5.           MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY
                  HOLDER MATTERS.

         (a)      Trading Activity.

         The Bank's common stock is inactively traded in the over-the-counter market. The stock is quoted weekly in The Washington Post. The closing bid and ask prices of the stock at the end of each calendar quarter in 1996 and 1997, and on January 30, 1998, as quoted in The Washington Post are set forth below. The prices represent prices between broker-dealers and do not include retail mark-ups and mark-downs or any commission to the dealer. The prices may not reflect actual transactions.

                                                     Closing Bid Price                  Closing Ask Price
1996
   First Quarter              (on 03/31/96)               $12.00                             $12.75
   Second Quarter             (on 06/30/96)               $12.00                             $13.50
   Third Quarter              (on 09/30/96)               $12.25                             $13.25
   Fourth Quarter             (on 12/31/96)               $12.25                             $14.00

1997
   First Quarter              (on 03/31/97)                $12.75                             $14.00
   Second Quarter             (on 06/30/97)                $13.25                             $14.50
   Third Quarter              (on 09/30/97)                $14.00                             $15.375
   Fourth Quarter             (on 12/31/97)                $30.25                             $31.50

1998
   On January 30, 1998                                     $28.50                             $29.25

         (b)      Approximate Number of Equity Security Holders.

         As of January 30, 1998, the Bank had approximately 604 record holders of its common stock, $5.00 par value.

         (c)      Dividends.

                  The Bank has not paid any cash dividends since its inception, however, the Board of Directors of the Bank declared 5% stock dividends, payable on March 15, 1996 and February 18, 1997.

ITEM 6.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                      CONDITION AND RESULTS OF OPERATIONS.

         Net income increased $73,771 as compared to 1996, to $647,288. Net earnings per share were $.95 for 1997 as compared to $.89 for 1996. Pre-tax earnings per share were $1.44 in 1997 and $1.35 in 1996. The Bank's 1997 operating income (net interest income plus other income), increased by approximately $873,307 (26.77%) and operating expenses increased by approximately $781,653 (31.6%) compared with 1996.

         The Bank's operating expenses increased in 1997 due to the opening of a fourth branch office and four remote ATM's. Approximate changes in major operating expenses compared to 1995 are as follows:

                  Employment - increase of $291,458 (23.6%)
                  Occupancy - increase of $163,426 (33.5%)
                  Other expenses - increase of $284,644 (41.1%)

         Total assets were approximately $75,857,000 at December 31, 1997. Average assets for the year were approximately $74,236,000 compared to $66,877,000 for 1996. Assets at December 31, 1997 were composed of cash and investments, 16.66% (31.29% at December 31, 1996), loans, 76.09% (62.37% at
December 31, 1996), real estate owned, 3.21% (2.38% at December 31, 1996), and other assets, 4.04% (3.96% at December 31, 1996).

         Cash included amounts on deposit at other banks. The Bank's average liquidity ratio for December 1997 was 14.81%.

         The loan portfolio at December 31, 1997 consisted of commercial loans, 11.1% (14.4% at December 31, 1996), consumer loans, 3.8% (5.1% at December 31,
1996) and real estate loans, 83.9% (85.1% at December 31, 1996). The Bank has made no agricultural or foreign loans. Real estate loans are primarily in the nature of first and second trusts secured by residential and commercial properties in the Bank's market area. Management periodically reviews the loan portfolio and the adequacy of the allowance for loan losses and makes adjustments as appropriate. A provision for loan losses of $100,000 was made for the year ended December 31, 1997.

         The level of other real estate owned (properties formerly securing loans which were acquired through foreclosure) was $2,433,554 at December 31, 1997. The properties are carried at the lower of adjusted cost or net realizable value. This portfolio is overseen by a committee of the board of directors who work with management to effect the orderly sale of these assets and maximize their value. It is the Bank's policy to enforce its collateral positions and, if the acquisition of real estate becomes necessary, to liquidate these holdings as soon as market conditions are favorable. All properties held are either in the process of sale or have been listed by real estate agents for sale.

         Liabilities at December 31, 1997 consisted of customer deposits, 99.5% (99.4% at December 31, 1996) and other liabilities, .5% (.6% at December 31,
1996). Total deposits decreased by approximately $2,284,167 at December 31, 1997 as compared to December 31, 1996.

         Core deposits (deposits excluding certificates of deposit over $100,000) constituted approximately 91.1% of total deposits at December 31, 1997 (90.8% of total deposits at December 31, 1996). Core deposits are the Bank's major source of funding. The Bank has arranged a credit facility composed of a floating rate line of credit with the Federal Home Loan Bank of Atlanta as a secondary source of funding to support residential lending and general liquidity. Additionally, the Bank may draw an amount equal to 50% of capital on a federal funds line with a correspondent bank. Stockholders' equity at December 31, 1997 consisted of common stock, $3,433,095, surplus, $3,605,478, undivided profits, $809,408 and unrealized gain on available-for-sale securities, $41,059.

         Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Under the FDIC's risk-based capital guidelines, the Bank's Risk Based capital ratio was 13.80%, Tier I capital ratio was 10.31% and its combined Tier I and Tier II capital ratio was 10.93% at December 31, 1997. Leverage capital was 10.63%. Current requirements are a Tier I capital ratio of at least 4%, a combined Tier I and Tier II capital ratio of at least 8% and a leverage capital ratio of at least 3%. The Bank is considered a well capitalized bank under these requirements.

TABLE A:          AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN
                  ANALYSIS

Caption>
                                                              Year Ended December 31,

                                                      1997                                                1996
                                 ------------------------------------------------------------------------------------------------

                                          Average                          Yield /         Average                         Yield /
                                          Balance         Interest          Rate           Balance        Interest          Rate
EARNING ASSETS:
Loans (1):
   Commercial..................         $ 8,399,645         $985,478        11.73%       $ 6,790,265      $  681,272        10.03%
   Real estate.................          44,698,026        4,280,742         9.58%        36,253,312       3,433,060         9.47%
   Consumer....................           2,946,551          255,688         8.68%         3,325,703         306,538         9.22%
                                       ------------     ------------                    ------------    ------------
      Total Loans..............          56,044,222        5,521,908         9.85%        46,369,280       4,420,870         9.53%
                                       ------------     ------------                    ------------    ------------
Securities:
   Available for Sale..........           7,302,719          467,020         6.40%         7,205,638         443,904         6.16%
   Held to Maturity............             377,969           24,465         6.47%           285,722          19,014         6.65%
                                       ------------     ------------                    ------------    ------------
      Total Securities.........           7,680,688          491,485         6.40%         7,491,360         462,918         6.18%
                                       ------------     ------------                    ------------    ------------
Federal funds sold.............              24,831            1,632         6.57%         4,847,145         259,370         5.35%
Deposits with other banks......           3,002,483          216,217         7.20%         1,967,114         120,107         6.11%
                                       ------------     ------------                    ------------    ------------
                                          3,027,314          217,849         7.20%         6,814,259         379,477         5.57%
                                       ------------     ------------                    ------------    ------------
   Total earning assets........          66,752,224        6,231,242         9.33%        60,674,899       5,263,265         8.67%
                                                        ------------                                    ------------
Cash and due from banks........           2,419,659                                        2,321,501
Bank premises and
   equipment...................           2,221,823                                        1,457,426
Other assets...................           3,412,768                                        2,923,239
   Less: allowance for
   possible loan losses........           (570,579)                                        (499,929)
                                       ------------                                     ------------
      Total assets.............         $74,235,895                                      $66,877,136
                                       ============                                     ============

INTEREST-BEARING
LIABILITIES:
Savings deposits and NOW
    accounts...................          $9,219,418          231,216         2.51%       $ 8,788,466         234,840         2.67%
Money market accounts..........          19,462,281          833,832         4.28%        16,223,980         632,680         3.90%
Time deposits..................          25,833,250        1,443,259         5.59%        24,614,593       1,442,749         5.86%
Short-term borrowings..........             873,151           49,548         5.67%                 0               0        0.00%
                                       ------------     ------------                    -------------   -------------
   Total interest-bearing
   liabilities.................          55,388,100        2,557,855         4.62%        49,627,039       2,310,269         4.66%
Demand deposits................          10,683,591                                        9,452,749
Other liabilities..............             690,616                                          872,307
Stockholders' equity...........           7,473,588                                        6,925,041
                                        -----------                                     ------------
Total liabilities and
   stockholders' equity........         $74,235,895                                      $66,877,136
                                        ===========                                     ============

NET INTEREST INCOME............                           $3,673,387                                      $2,952,996
                                                        ============                                    ============

NET YIELD ON EARNING
ASSETS.........................                                              5.50%                                           4.87%

(1) For purposes of this table, nonaccruing loans have been included in average balances, and loan fees, which are immaterial, have been included in interest income.

TABLE B:          RATE/VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME AND
                  EXPENSE

                                                                                    1997 vs 1996
                                                                                 Increase (Decrease)
                                                                                  Due to Change in:
                                                                         Volume               Rate              Net
INTEREST INCOME FROM:
Loans:
   Commercial................................................             $188,819          $115,387          $ 304,206
   Real estate...............................................              808,753            38,929            847,682
   Consumer..................................................              (32,901)          (17,949)           (50,850)
                                                                      ------------           -------        -----------
      Total loans............................................              964,671           136,367          1,101,038
                                                                      ------------           --------        ----------

Investment Securities
   Available for Sale........................................                6,208            16,908             23,116
   Held to Maturity..........................................                5,971              (520)             5,451
                                                                     -------------       ----------        ------------
      Total Securities.......................................               12,179            16,388             28,567
                                                                     -------------       -----------       ------------

Federal funds sold...........................................             (316,943)           59,205           (257,738)
Deposits with other banks....................................               74,560            21,550             96,110
                                                                     -------------        ----------        -----------
                                                                          (242,383)           80,755           (161,628)
                                                                     -------------        ----------        -----------
      Total interest-earning assets..........................              734,467           233,510            967,977
                                                                     -------------        ----------        -----------

INTEREST EXPENSE ON:
Savings deposits and NOW accounts............................               10,808           (14,432)            (3,624)
Money market accounts........................................              245,692           (44,540)           201,152
Time deposits................................................               68,084           (67,574)               510
Short-term borrowings........................................               49,548                 0             49,548
                                                                      -------------       -----------         ----------

      Total interest-bearing liabilities.....................              374,132          (126,546)           247,586
                                                                      -------------        ---------          ----------

NET INTEREST INCOME                                                      $ 360,335         $ 360,056          $ 720,391
                                                                      =============        ==========         ==========

The change in interest due to both rate and volume has been determined by isolating the effect of changes in rates on a constant volume for the rate change, with the residual effect assigned to the change in volume.

TABLE C:          INVESTMENT SECURITIES

The following table shows the book and market value of the Bank's investment securities at December 31 of the years indicated:

                                                                      1997                               1996
                                                             ------------------------          ------------------------
                             (Dollars in thousands)
                                                               Book            Market             Book           Market
US government securities............................           $4,261            $4,315           $6,881          $6,909
Mortgage-backed securities..........................            1,403             1,410            1,689           1,694
                                                           ----------        ----------       ----------      ----------

Total debt securities...............................           $5,664            $5,725           $8,570          $8,603

Federal Home Loan Bank stock........................              419               419              249             249
Community Bankers' Bank stock.......................               58                58               46              46
                                                           ----------         ----------      -----------    ------------

Total securities....................................          $ 6,141           $ 6,202          $ 8,865         $ 8,898
                                                           ==========         ==========      ===========      =========

The following table shows maturity and repricing data for securities at market value at December 31 of the years indicated:


                                                                         Weighted                           Weighted
                                                                          Average                           Average
                                                           1997            Yield             1996            Yield
                                                           ----            ------            ----           --------
Available-for-sale securities:
 Due in one year or less............................       $ 511             5.54%             $ 62            7.80%
 Due after one year through five years..............       3,303             6.59%            6,353            6.45%
 Due after five years through ten years.............         501             7.00%              494            7.00%
 Due after ten years................................           0                                  0
                                                           ------                             -----
                                                           4,315                              6,909

Held-to-maturity securities:
 Due in one year or less............................           0                                  0
 Due after one year through five years..............           0                                  0
 Due after five years through ten years.............           0                                  0
                                                           ------                              -----
                                                               0                                  0

Mortgage-backed securities..........................       1,410             6.56%            1,694            6.60%
Equity securities...................................         477                                295
                                                           ------                             ------
                                                           1,887                              1,989
                                                           -------                            ------

Total securities....................................      $6,202                             $8,898
                                                          =======                            =======

TABLE D:          LOAN PORTFOLIO

   The table below classifies loans by major category and percentage distribution at December for the two years indicated:

                                                                        1997                          1996
                                                                       ------                        -----
                                                                                (Dollars in thousands)
                                                                Amount           %           Amount            %
Commercial loans........................................        $7,148         12.28         $5,417          11.07
Consumer loans..........................................         2,204          3.79          1,835           3.75
Real estate loans:
  Secured by residential projects.......................        19,016         32.68         16,773          34.28
  Secured by commercial projects........................        24,413         41.95         17,826          36.43
  Construction and land development.....................         5,413          9.30          7,077          14.46
                                                              --------      --------       --------       --------
                                                                58,194        100.00         48,928         100.00
Less allowance for possible loan losses.................
Deferred loan origination fees, net.....................         (474)                        (546)
                                                                     0                          (4)
                                                            ----------                   ----------
  Total loans, net......................................       $57,720                      $48,378
                                                              ========                      =======

         The table below shows sensitivity of loans to changes in interest rates at December 31 for the two years indicated:

                                                                        1997                         1996
                                                                        ------                       -----
                                                                Amount           %           Amount            %
Repricing frequency:
  Twelve months or less...................................      $30,540        53.01         $19,222         40.03
  Over one year through five years........................       23,465        40.73          18,972         39.51
  Over five years.........................................        3,608         6.26           9,823         20.46
                                                                --------       ------        --------        -------
Total fixed rate loans....................................      $57,613       100.00         $48,017        100.00
                                                                ========      ======         ========        ======

TABLE E:          LOAN CHARGE-OFFS AND RECOVERIES AND ANALYSIS OF
                  ALLOWANCE LOAN LOSSES

                                              (Dollars in thousands)

                                                                                     1997                 1996
                                                                                    ------               -----
Beginning balance of reserve...............................................          $547                 $475

Charge-offs:
  Commercial...............................................................            12                   29
  Real estate..............................................................           152                   20
  Installment loans to individuals.........................................            28                   70
                                                                                ---------           ----------
                                                                                      192                  119
Recoveries:
  Commercial...............................................................             1                   83
  Real estate..............................................................             0                    0
  Installment loans to individuals.........................................            18                   50
                                                                                ---------           ----------
                                                                                       19                  133

Net charge-off (recovery)..................................................           173                 (14)
Provision for loan losses..................................................           100                   58
                                                                                ---------           ----------

Ending balance of reserve..................................................          $474                 $547
                                                                                =========            =========
As a percent of average total loans:
  Net charge-offs..........................................................         0.31%                0.03%
  Provision for loan losses................................................         0.18%                0.13%

As a percentage of nonperforming loans:
  Allowance for loan losses................................................       168.35%              230.16%
Impaired loans:
  Nonaccrual loans.........................................................          $581                 $961
  Other....................................................................           666                  991
                                                                                ---------            ---------
         Total.............................................................        $1,247               $1,952
                                                                                =========            =========

         During 1997, the Bank recognized approximately $290,000 of interest income on nonaccrual loans. Approximately $337,000 of interest income would have been recognized during the year if such loans had been current in accordance with their original terms. There were no commitments to provide additional funds on nonaccrual or restructured loans at December 31, 1997.

         Interest on loans is accrued and credited to income based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest unless the loan is well-collateralized and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year that is unpaid and deemed uncollectible is charged to income. Prior year interest accruals that are unpaid and deemed uncollectible are charged to the allowance for loan losses, provided that such amounts were specifically reserved.

TABLE F:          ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                                                       December 31, 1997

                                                                                                        Percent of
                                                                                                        Loans in
                                                                                                        Each
                                                                                      Allowance         Category to
                                                                                       Amount           Total Loans
Balance at end of period applicable to:

Loans secured by owner-occupied residential first
trusts; government contract-secured commercial
loans...................................................................                $29,659              12.91%

Loans secured by owner-occupied residential junior liens, commercial property and construction first trusts; high quality secured commercial and
auto/truck loans........................................................                244,169              63.80%

Average quality secured commercial; average
quality auto/truck; land development; construction
junior liens; high quality consumer.....................................                 72,630              14.51%

Unsecured loans; commercial property-secured
junior liens; average quality secured consumer
 loans..................................................................                127,316               8.79%
                                                                                       --------            --------

                                                                                       $473,774             100.00%
                                                                                       ========             =======

ITEM 7.           FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The Bank's financial statements required by this item are submitted as a separate section of this Form 10-KSB. See Item 13(a) for a listing of financial statements.


ITEM 8.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Effective April 25, 1996, the Bank dismissed Arthur Anderson LLP ("Arthur Anderson") as its principal independent accountant. Effective April 25, 1996, the Bank engaged S.B. Hoover & Company, L.L.P. as the Bank's principal independent accountant.

         Arthur Anderson's report on the financial statements of the Bank for the fiscal years ended December 31, 1995 and 1994 did not contain an adverse opinion or a disclaimer of opinion, and were not modified as to audit scope or accounting principles.

         The decision to change the independent accounting firm was recommended and approved by the Bank's Board of Directors.

         There have been no disagreements with Arthur Anderson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the fiscal years ended December 31, 1995 and 1994, and through the interim period preceding their dismissal on April 25, 1996, which disagreements, if not resolved to the satisfaction of Arthur Anderson, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

                                    PART III

ITEM 9.           Directors, Executive Officers, Promoters and Control Persons;
                  Compliance With Section 16(a) of the Exchange Act.

                  (a) Directors of the Bank.

                      The names of the directors, their ages, position with the Bank, principal occupations during the past five years, and the year in which they were first elected as directors, are as follows:

                                   Position Held with Bank                  First Year
                                   and/or Principal Occupations                  as
Name (Age)                         During the Past Five Years               Director(A)
Raymond G. Curry, Jr.2,3   (67)    Chairman and Chief                           1989
                                   Executive Officer, SMC Concrete
                                   Construction Incorporated,
                                   Annandale, Virginia.

Francis H. Fannon, III,3   (63)    Treasurer of the Bank;                       1980
                                   President, Fannon Associates, Inc.,
                                   Alexandria, Virginia;
                                   Chartered Life Underwriter.

Scott C. Humphrey          (65)    President, R. L. Kane, Inc.                  1980
                                   (real estate appraisal and
                                   brokerage), Alexandria, Virginia.

Carol B. Moore3            (59)    President, Chesapeake                        1993
                                   Consulting, Inc., Alexandria,
                                   Virginia (Health Care Industry
                                   Consultant).

Norman B. Schrott2         (71)    Secretary of the Bank;                       1980
                                   Vice President and Manager,
                                   A.G. Edwards & Sons, Inc.,
                                   Alexandria, Virginia.

Edward Semonian*,1,2,3     (64)    Chairman of the Board                        1980
                                   of the Bank; Clerk of the
                                   Circuit Court for the City
                                   of Alexandria, Virginia.


                                       IV-18




Stephen P. Tees*           (40)    President, The Bank of                       1996
                                   Alexandria, Alexandria Virginia.

Michael E. Wicks2,3        (45)    Principal, Kositzka, Wicks                   1993
                                   and Company, Certified
                                   Public Accountants,
                                   Alexandria, Virginia.


     (A) Any directorship listed as having commenced in 1980 includes service as a director during the period in which the Bank was in organization.

     * Member of the Executive Committee. All other members of the Board serve on the Executive Committee on a rotating basis.

     1 Ex Officio member of all of the Standing Committees of the Board of Directors.

     2       Member of Audit Committee.

     3       Member of Personnel Committee.

             All of the directors of the Bank are elected at the Annual Meeting of the Shareholders to serve until their successors are elected and qualified, unless sooner removed in accordance with applicable law.

             No director or officer of the Bank has any arrangement or understanding with any other person pursuant to which he or she was selected to serve as a director and/or officer of the Bank.

             No director of the Bank holds a directorship in any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

             None of the directors or officers of the Bank has been involved in any legal proceedings of the type set forth in Item 401(d) of Regulation S-B.

             The Bank is not aware, based solely on a review of Forms F-7, F-8 and F-8A and amendments thereto furnished to the Bank, of any person who failed to file on a timely basis such Forms.

             (b)     Principal Officers of the Bank.

                  The names of the principal officers of the Bank, their ages and positions with the Bank are as follows:

           Name (Age)                                        Position Held With Bank
Edward Semonian          (64)         Chairman of the Board of the Bank since April 1997;
                                      Vice Chairman of the Board 1982 - April 1997; Director
                                      since 1980; Assistant Secretary 1992 - 1997.

Stephen P. Tees          (40)          President and Chief Executive Officer of the Bank since
                                       April 1996; Director since April 1996; Executive Vice
                                       President of the Bank, 1995 - 1996; Senior Vice
                                       President of the Bank, 1992-1994; Vice President of the
                                       Bank, 1988-1992; Assistant Vice President of the Bank,
                                       1983-1988.

John R. Lucas, Jr.       (51)          Executive Vice President of the Bank since 1993; Chief
                                       Operating Officer of the Bank since 1996; Chief
                                       Executive Officer of the Bank, 1993 - 1996; Cashier of
                                       the Bank since 1986; Senior Vice President of the Bank,
                                       1988-1993; Vice President of the Bank, 1984-1988.

A. E. Arthur, Jr.        (59)          Senior Vice President of the Bank since 1988; Vice
                                       President of the Bank, 1985-1988.

Bonnie D. Klepner        (52)          Vice President of the Bank since 1992; Assistant Vice
                                       President of the Bank, 1988-1992.

Barbara A. Schival       (45)          Vice President of the Bank since April 1996

Norman B. Schrott        (71)          Secretary of the Bank since 1992 and Director since 1980

Francis H. Fannon, III   (63)          Treasurer of the Bank since May 1993 and Director
                                       since 1980.


ITEM 10. EXECUTIVE COMPENSATION.

             (a)       Summary Compensation Table

             The following table sets forth the annual and long-term compensation, attributable to all service in the years ended December 31, 1997, 1996 and 1995, paid to that person who was at the end of the year ended December 31, 1997, the chief executive officer (the "Named Officer").

                                                                                Long-term
                                           Annual Compensation                       Compensation

                                                             Other Annual      Securities       All Other
Name and                              Salary        Bonus   Compensation  Underlying        Compensation
Principal Position         Year         ($)          ($)         ($)                         Options(1)          ($)(2)
------------------         ----      --------    ----------  ------------                    ----------        --------
Stephen P. Tees            1997       100,000      16,000         0                             600             17,947
   President, Chief        1996        80,000       5,173        80                             788             12,318
   Executive Officer       1995        80,000       3,000       976                             718             11,317


         (1) These are with respect to options granted under the 1994 Stock Option Plan.

         (2) For the year ended December 31, 1997, consists of annual Bank contribution to the Bank's Profit Sharing and Savings Plan in the amount of $4,702, life insurance, health insurance and disability insurance benefits with an aggregate value of $6,165, auto allowance of $4,800 and club dues of $2,280.

         (b)    Stock Options

         The following tables show grants, exercises and fiscal year-end values of stock options for the Named Officer under the Bank's 1994 Stock Option Plan. The Plan permits the grant of stock appreciation rights in connection with all or any part of an option, but none has been granted.

                                               Option Grants in Last Fiscal Year
                                                                                                              Potential Realizable
                                                                                                                Value at Assumed
                      Number of         % of Total                                                                 Annual Rates of
                      Securities          Options                                                          Stock Price
                      Underlying         Granted to           Exercise or                        Appreciation for
                      Options           Employees in          Base Price        Expiration       Option Term
Name                  Granted            Fiscal Year           ($/Sh)(2)          Date              5%($)          10%($)
-----------------------------------------------------------------------------------------------------------------------------------
Stephen P. Tees        600(1)              17.9%               $13.25            01/23/07          $  5,000        $ 12,670

         (1) Five hundred (500) options are all currently fully vested and exercisable. The remaining 100 options shall be exercisable upon a change of control of the Bank.

         (2) The exercise price of shares of the Bank's stock covered by an incentive stock option shall not be less than 100% of the fair market value of such shares on the date of grant. The term of each option is 10 years.


                                        Aggregated Option Exercises in Last Fiscal Year
                                                   and FY-End Option Values

                           Shares                              Number of Securities             Value of Unexercised
                           Acquired               Value        Underlying Unexercised           In-The-Money Options at
                           on Exercise           Realized      Options at FY-End (#)            FY-End($)(2)
Name                       (#)(1)                  ($)(2)        Exercisable Unexercisable      Exercisable   Unexercisable
Stephen P. Tees              -0-                   -0-              13,309    2,662             $291,201          $58,245

       (1) Upon the exercise of an option, the optionee must pay the exercise price in cash or stock.

       (2) Represents the difference between the fair market value of the common stock underlying the option and the exercise price at exercise, or fiscal year-end, respectively.


(c)    Compensation of Directors

       Non-officer directors of the Bank received a fee of $300 per month in 1997 and $250 per committee meeting attended.

1994 Stock Option Plan

       On November 17, 1994, the Board of Directors adopted the 1994 Stock Option Plan (the "1994 Option Plan"). The 1994 Option Plan was approved by the shareholders of the Bank at the Annual Meeting on April 27, 1995. The principal features of the 1994 Option Plan are summarized below. The 1994 Option Plan is a restatement of the 1986 Incentive Stock Option Plan.

       The 1994 Option Plan is intended to further the long term stability and financial success of the Bank by attracting and retaining key employees through the use of stock incentives. Options granted under the 1994 Option Plan may be either incentive stock options qualified under Section 422 of the Code or non-statutory stock options.

       The 1994 Option Plan is administered by the Stock Option Committee. The Stock Option Committee has the power and complete discretion to determine which eligible employees will receive an award, when an award will be made, the number of shares of Common Stock covered by an award, whether options will be incentive stock options or non-statutory stock options, whether an award will become vested over a period of time, any conditions on the exercisability of an award and other matters relating to awards that the Stock Option Committee deems appropriate.

       There are reserved for issuance under the 1994 Option Plan 100,000 shares of Common Stock. The exercise price of all options under the Plan may not be less than the fair market value of the shares on the date of grant, and no option may be exercised more than ten years after the grant.

       The 1994 Option Plan provides that the Stock Option Committee may, in its discretion, grant options that by their terms become exercisable upon a change of control of the Bank, notwithstanding other conditions of exercisability in the stock option agreement.

       As of December 31, 1997, options granted under the 1994 Option Plan, and the persons to whom granted are as follows:


                                                                                                                      Weighted
                                           Options Granted Re        Additional Options        Total                   Average
Grantee                 Options Granted    Change of Control         Re Dividends(1)           Options            Option Price
-------                 ---------------    -----------------         ---------------           -------            ------------
Stephen P. Tees            12,125                  2,662                1,184                 15,971                $9.000
John R. Lucas, Jr.         12,125                  2,641                1,082                 15,848                 9.359
Harvey R. Boltwood         10,800                  2,373                1,065                 14,238                 8.932
A. E. Arthur                9,275                  2,042                  936                 12,253                 8.772
Bonnie D. Klepner           2,950                    646                  281                  3,877                 9.148
Barbara S. Schival          2,650                    557                  133                  3,340                12.170
BJ Urban                      150                     32                    8                    190                12.619
John F. Dziekan               150                     32                    8                    190                12.619
James I. Spencer, Jr.         150                     32                    8                    190                12.619
Sahron A. Dargan              150                     32                    8                    190                12.619
                         --------              ---------           ----------               --------
                           50,525                 11,049                4,713                 66,287
                           ======                 ======              =======                 ======

(1)     The Bank paid 5% stock dividends in both 1996 and 1997.


Profit Sharing and Savings Plan

         As of January 1, 1992, The Bank of Alexandria Employee Stock Ownership Plan (the "ESOP") was amended and restated as The Bank of Alexandria Profit Sharing And Savings Plan (the "Plan"). The ESOP accounts of all participants were preserved under the Plan. At the time of the amendment and reinstatement, 6,100 shares of the Bank's stock had been purchased by the ESOP. All participants in the ESOP became participants in the Plan. Each new employee of the Bank who is age 21 is eligible to become a participant after completing one year of service (12 months and working 1000 hours) or at December 31 of any later calendar year in which the employee works 1000 hours. The Bank's contributions to the Plan are determined in the discretion of the Board of Directors. Those contributions are invested by the trustees. Contributions are allocated among the participants in the Plan in proportion to their compensation, taking into account Social Security contributions made by the Bank to the permissible limits under the Internal Revenue Code. Upon a participant's retirement, disability or death, his account is 100% vested. If a participant's employment terminates for any reason other than his retirement, disability or death, his account will vest based on his years of service under the following schedule: less than three years - 0%, three years - 20%; four years - 40%; five years - 60%; six years - 80%; and seven or more years - 100%. The Plan is administered by the Trustees and an Administrative Committee, each comprised of individuals appointed by the Board of Directors. A contribution of $37,200 was made to the Plan for 1997. The amounts of the 1997 contribution allocated to the officers of the Bank were as follows: Alphus E. Arthur, Jr. - $3,120; John R. Lucas, Jr. - $3,701; Stephen P. Tees - $4,702; and all principal officers as a group (5 persons) - $15,086.

ITEM 11.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT.

  (a) The Bank has only one class of voting securities outstanding, common stock, $5.00 par value. As of January 30, 1998, there were 686,619 shares of such stock outstanding.

  (b) To the knowledge of the Bank, as of January 30, 1998, no person or entity is the beneficial owner of more than five percent (5%) of the Bank's outstanding voting securities, except the following:

Name and Address of             Number of Shares              Percentage of Outstanding
Beneficial Owner                Beneficially Owned            Shares of Common Stock
Raymond G. Curry, Jr.                 54,372                            7.919%
3713 Templeton Avenue
Alexandria, VA  22304

Scott C. Humphrey                      47,310                           6.890%
301 Mansion Drive
Alexandria, VA  22302

Edward Semonian                        44,821                           6.528%
409 Green Street
Alexandria, VA 22314

             The following information is furnished with respect to each director and senior executive officer of the Bank and with respect to all directors and senior executive officers of the Bank as a group who are the beneficial owners of any of the Bank's common stock, $5.00 par value, as of January 30, 1998:

        Name of                    Amount and Nature of           Percent of
Beneficial Owner(s)                Beneficial Ownership            Class(1)

Alphus E. Arthur, Jr.                  14,180(2)                     2.035%
Raymond G. Curry, Jr.                  54,372(3)                     7.919%
Francis H. Fannon, III                 19,327(4)                     2.815%
Scott C. Humphrey                      47,310(5)                     6.890%
Bonnie D. Klepner                       3,231(6)                      .468%
John R. Lucas, Jr.                     15,134(7)                     2.163%
Carol B. Moore                          2,775                         .404%
Barbara A. Schival                      2,783(8)                      .404%
Norman B. Schrott                      24,393(9)                     3.553%
Edward Semonian                        44,821(10)                    6.528%
Stephen P. Tees                        13,807(11)                    1.973%
Michael E. Wicks                        5,422(12)                     .790%

All directors and senior
executive officers as a group         247,555(1)                    33.941%


    (1) Assuming the exercise of outstanding options to purchase 42,740 shares, for a total of 729,359 shares outstanding.

    (2) Includes 10,211 shares which he has the right to acquire through the exercise of an option.

    (3) Includes 1,884 shares owned by Madelyn A. Curry, his wife, 5,611 shares in an IRA Account held by A G Edwards & Sons, Inc. as custodian for Raymond G. Curry, Jr., and 220 shares held by Mr. Curry as custodian for Andrew J. Somerville IV, his grandson.

    (4) Includes 551 shares owned by Kathleen Fannon, his wife, 5,512 shares owned by the F.H. Fannon Trust, 316 shares owned by Francis H. Fannon IV, his son, and 315 shares owned by Ryan P. Fannon, his son.

    (5) Includes 2,205 shares held jointly with Patricia C. Humphrey, his wife, 1,212 shares held by Mary Jane Humphrey, his daughter, 1,818 shares held by Sarah H. Douglas, his daughter, 2,403 shares owned by Patricia C. Humphrey, his wife and 6,382 shares owned by R. L. Kane, Inc. of which Mr. Humphrey is president.

    (6) Includes 3,231 shares which she has the right to acquire through the exercise of an option.

    (7) Includes 13,206 shares which he has the right to acquire through the exercise of an option and 1,036 shares owned by Twelve Twenty Partnership of which Mr. Lucas is a partner.

    (8) Includes 2,783 shares which she has the right to acquire through the exercise of an option.

    (9) Includes 4,585 shares held jointly with Helene W. Schrott, his wife, 1,323 shares owned by Helene W. Schrott, his wife, 330 shares owned by Howard Schrott, his son, 330 shares owned by Ilene S. Gray, his daughter, and 440 shares held as custodian by Ilene S. Gray, his daughter.

   (10) Includes 771 shares owned by Patricia Semonian, his wife.

   (11) Includes 13,309 shares which he has the right to acquire through the exercise of an option.

   (12) Includes 4,981 shares in an IRA account held by A. G. Edwards & Sons, Inc. as custodian for Michael E. Wicks.

             Except for the proposed merger of the Bank with F&M Subsidiary discussed under "Item 1. Business - Proposed Merger," the Bank is unaware of any definitive arrangement which may operate at a subsequent date to effect a change in control of the Bank.

             To the knowledge of the Bank, there is no voting trust or similar agreement to which more than ten percent (10%) of the voting securities of the Bank are held or to be held.

ITEM 12.              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

             During the two years ended December 31, 1997 loans were made to directors, officers and their associates. The Bank has had in the past, and expects to have in the future, banking transactions in the ordinary course of business with many of its directors, officers and their associates. All loans will be made in accordance with Virginia law and in compliance with federal regulations on the same terms and conditions as those prevailing at the same time for comparable transactions with others.

Name of Individual or
Identity of Group Whose            Largest Aggregate Outstanding
Loans Exceeded 10%                 During Period January 1, 1996            Outstanding as of
of Equity Capital                  through January 31, 1998                 January 31, 1998
Raymond G. Curry, Jr.
(Director), associates
and related entities                       $1,150,000(1)                     $1,150,000(1)(2)

All directors, principal
officers and associates,
as a group                                 $1,824,279(1)                     $1,801,685(1)(3)

         (1) These loans are, primarily, in the nature of personal, real estate and commercial loans.

         (2) This total represents approximately 14.58% of equity capital accounts as of January 31, 1998.

         (3) This total represents approximately 22.84% of equity capital accounts as of January 31, 1998.

         The Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on the same terms, including interest rates and collateral on loans as those prevailing at the same time for comparable transactions with others, and which do not involve more than the normal risk of collectibility or present other unfavorable features.

         The Bank's main office is leased from Patricia C. Humphrey and Scott C. Humphrey. Scott C. Humphrey was a promoter, director and Chairman of the Board at the time that the lease was executed. He is now a director. In the opinion of management of the Bank, the terms of the lease, including the rental payments, are not less favorable than the terms that would have been available from unaffiliated parties.

                                    PART IV

ITEM 13.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
           FORM F-3.

           (a)  Financial Statements.                               Page

                Independent Auditor's Report                        F-1

                Statements of Condition as of December 31,          F-2
                1997 and 1996

                Statements of Income for the years                  F-3
                ended December 31, 1997 and 1996

                Statements of Changes in Stockholders'              F-4
                Equity for the years ended December 31, 1997
                and 1996

                Statements of Cash Flows for the years              F-5
                ended December 31, 1997 and 1996

                Notes to Financial Statements                       F-6 - F-17

             (b)           Exhibits.

         3.1 Articles of Incorporation of The Bank of Alexandria, as amended, filed as Exhibit 1.1 to Form F-2 for the year ended December 31, 1988.

         3.2 Bylaws of The Bank of Alexandria, as amended, filed as Exhibit 1.2 to Form F-2 for the year ended December 31, 1993.

         3.3 Specimen copy of Common Stock Certificate, $5.00 par value, of The Bank of Alexandria, filed as Exhibit 3.1 to Form F-2 for the year ended December 31, 1985.

         3.5 Form of The Bank of Alexandria Convertible Subordinated Debentures, Series A, Due June 30, 1985, filed as Exhibit 3.2 to Form F-2 for the year ended December 31, 1985.

         3.6 Form of The Bank of Alexandria Convertible Subordinated Debentures, Series B, Due October 15, 1991, filed as Exhibit 3.3 to Form F-2 for the year ended December 31, 1985.

         10.1a Agreement of Lease, dated April 1, 1982, between Patricia C. Humphrey and Scott C. Humphrey ("Landlord"), and The Bank of Alexandria ("Tenant"), filed as Exhibit 7.2 to Form F-2 for the year ended December 31, 1985.

         10.1b Letter Agreement dated January 27, 1987, relative to the exercise of the first renewal option under the Agreement of Lease, dated April 1, 1982, between Patricia C. Humphrey and Scott C. Humphrey ("Landlord"), and The Bank of Alexandria ("Tenant"), filed as Exhibit 7.2a to Form F-2 for the year ended December 31, 1986.

         10.1c Letter Agreement dated September 10, 1991, relative to the exercise of the second renewal option under the Agreement of Lease, dated April 1, 1982, between Patricia C. Humphrey and Scott C. Humphrey ("Landlord"), and The Bank of Alexandria ("Tenant"), filed an Exhibit 7.2b to Form F-2 for the year ended December 31, 1991.

         10.2a Office Lease, dated March 26, 1984, between Bankers Square Associates ("Landlord") and The Bank of Alexandria ("Tenant"), filed as Exhibit
7.5 to Form F-2 for the year ended December 31, 1985.

         10.2b Letter, dated February 1, 1989, relative to Lease Renewal Agreement with respect to Office Lease, dated March 26, 1984, between Bankers Square Associates ("Landlord") and The Bank of Alexandria ("Tenant"), filed as
Exhibit 7.5a to Form F-2 for the year ended December 31, 1988.

         10.3 Employment Agreement dated September 11, 1985 between The Bank of Alexandria and Alphus E. Arthur, Jr., filed as Exhibit 7.7 to Form F-2 for the year ended December 31, 1985.

         10.4a The Bank of Alexandria 1986 Incentive Stock Option Plan, filed as
Exhibit 7.8 to Form F-2 for the year ended December 31, 1986.

         10.4b The Bank of Alexandria 1994 Stock Option Plan, filed as Exhibit 7.8b to Form F-2 for the year ended December 31, 1994.

         10.4c Form of The Bank of Alexandria 1994 Stock Option Plan Incentive Stock Option Agreement, filed as Exhibit 7.8c to the Form F-2 for the year ended December 31, 1994.

         10.5 Employment Agreement dated May 20, 1996 between The Bank of Alexandria and Harvey R. Boltwood.

         10.6 Employment Agreement dated as of January 1, 1997, between The Bank of Alexandria and John R. Lucas, Jr.

         10.7 Employment Agreement dated as of January 1, 1997 between the Bank of Alexandria and Stephen P. Tees.

         10.8a The Bank of Alexandria Employee Stock Ownership Plan effective January 1, 1988, as amended, filed as Exhibit 7.10 to Form F-2 for the year ended December 31, 1988.

         10.8b The Bank of Alexandria Profit Sharing and Savings Plan (Amendment and Restatement of The Bank of Alexandria Employee Stock Ownership Plan effective January 1, 1988, as amended) effective as of January 1, 1992, filed as
Exhibit 7.10a to Form F-2 for the year ended December 31, 1992.

         10.8c Second Amendment to the Bank of Alexandria Profit Sharing and Savings Plan effective as of June 26, 1996, filed as Exhibit 7.10b to Form F-2 for the year ended December 31, 1996.

         10.9a Agreement of Lease, dated January 5, 1990, between KSC Associates Limited Partnership ("Landlord") and The Bank of Alexandria ("Tenant"), filed an
Exhibit 7.11 to Form F-2 for the year ended December 31, 1990.

         10.9b Letter, dated February 10, 1994, from King Street Metro L.P. and Federal Deposit Insurance Corporation, as Receiver of Meritor Savings Bank, to The Bank of Alexandria, relative to the sale of the property which is the subject of the Agreement of Lease referred to in Exhibit 7.11, filed as Exhibit 7.11a to the Form F-2 for the year ended December 31, 1994.

         10.9c Letter, dated October 21, 1993, from NAPS Property and Federal Deposit Insurance Corporation, as Receiver of Meritor Savings Bank, to The Bank of Alexandria, relative to the sale of the property which is the subject of the Agreement of Lease referred to in Exhibit 7.11, filed as Exhibit 7.11b to the Form F-2 for the year ended December 31, 1994.

         10.10 Deed of Lease, effective November 2, 1993, between Edward Woolf and Shirley Woolf, husband and wife, and Albert Woolf and Nora Woolf, husband and wife ("Landlord") and The Bank of Alexandria ("Tenant"), filed as Exhibit
7.12 to Form F-2 for the year ended December 31, 1993.

         10.11 Assignment of Lease, dated March 8, 1996, between Town & Country Properties, Inc. ("Assignor") and the Bank of Alexandria ("Assignee" and "Tenant"), and related Agreement of Lease between Marie F. Blunt ("Landlord") and Assignor, filed as Exhibit 7.13 to Form F-2 for the year ended December 31, 1996.

         10.12 License Agreement dated as of July 2, 1997 by and between the King Street Investment Company, L.L.C. and the Bank of Alexandria.

         10.13 License Agreement dated as of January 31, 1997 by and between Ten Hage III Corporation and the Bank of Alexandria.

         10.14 Office Lease Agreement dated May 7, 1997 by and between 2111 Eisenhower Avenue Limited Partnership and the Bank of Alexandria.


                              Reports on Form F-3.
 No reports on Form F-3 were filed during the quarter ended December 31, 1997.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           THE BANK OF ALEXANDRIA

February 26, 1998                          By:  /s/ Stephen P. Tees
                                                -------------------
                                           Stephen P. Tees
                                           President and Chief Executive Officer

                  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Bank and in the capacities and on the dates indicated.

February 26, 1998              /s/ Stephen P. Tees
                               -------------------
                               Stephen P. Tees, President and Chief Executive
                               Officer, Principal Executive Officer

February 26, 1998              /s/ John R. Lucas, Jr.
                               ----------------------
                               John R. Lucas, Jr., Executive Vice President,
                               Chief Operating Officer, Cashier and Principal
                               Financial and Accounting Officer

February 26, 1998              /s/ Raymond G. Curry, Jr.
                               -------------------------
                               Raymond G. Curry, Jr., Director

February 26, 1998              /s/ Francis H. Fannon
                               ---------------------
                               Francis H. Fannon, III, Director

February 26, 1998              /s/ Scott C. Humphrey
                               ---------------------
                               Scott C. Humphrey, Director

February ___, 1998
                               Carol B. Moore, Director

February ___, 1998
                               Norman B. Schrott, Director

February 26, 1998              /s/ Edward Semonian
                               -------------------
                               Edward Semonian, Director

February 26, 1998              /s/ Stephen P. Tees
                               -------------------
                               Stephen P. Tees, Director

February 26, 1998              /s/ Michael E. Wicks
                               --------------------
                               Michael E. Wicks, Director

         [GRAPHIC OMITTED]

               S.B. HOOVER & COMPANY, L.L.P.
               Certified Public Accountants

               124 Newman Avenue o P.O. Box 1087 o Harrisonburg, VA  22801
               o (540)434-6736 o FAX (540)434-3097




                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders
The Bank of Alexandria


We have audited the statements of condition of The Bank of Alexandria (a Virginia corporation) as of December 31, 1997 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Alexandria as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                              /s/ S.B. Hoover & Company, L.L.P.



Harrisonburg, Virginia
February 10, 1998





        Members of the American Institute of Certified Public Accountants and Virginia Society of Certified Public Accountants

                             THE BANK OF ALEXANDRIA
                            STATEMENTS OF CONDITION
                           DECEMBER 31, 1997 AND 1996

ASSETS                                                                           1997                1996
Cash and due from banks                                                   $     6,439,573    $      15,321,511
Federal funds sold                                                                                      50,000
Available-for-sale securities (Note 2)                                          6,202,317            8,898,374
Loans, net of allowance for loan losses of
   $473,774 and $546,313 respectively (Notes 3, 4 and 10)                      57,720,215           48,377,872
Other real estate owned (Note 5)                                                2,433,554            1,847,332
Furniture, equipment and leasehold improvements, net
   (Note 6)                                                                     2,337,109            2,094,058
Accrued interest receivable                                                       543,223              631,984
Other assets                                                                      183,389              338,989
                                                                           --------------     ----------------

   Total Assets                                                           $    75,859,380    $      77,560,120
                                                                           ==============     ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand deposits                                                        $    13,635,562    $      11,255,200
   Savings deposits and NOW accounts                                           10,042,179            9,236,825
   Money market accounts                                                       17,770,760           23,256,411
   Time deposits of less than $100,000 (Note 7)                                20,037,108           19,876,091
   Time deposits of $100,000 or more (Note 7)                                   6,142,717            6,287,966
                                                                           --------------     ----------------

   Total Deposits                                                              67,628,326           69,912,493

Accrued interest payable                                                          184,132              174,849
Other liabilities                                                                 157,882              248,907
                                                                           --------------     ----------------

   Total Liabilities                                                           67,970,340           70,336,249
                                                                           --------------     ----------------

Stockholders' equity (Notes 13, 14 and 16):
   Common stock, par value $5 per share; 1,325,000
      shares authorized; 686,619 and 654,021 shares
      issued and outstanding, respectively                                      3,433,095            3,270,105
   Surplus                                                                      3,605,478            3,336,650
   Undivided profits                                                              809,408              595,407
Unrealized gain on available-for-sale securities,
   net of taxes of $21,151 and $11,183, respectively                               41,059               21,709
                                                                           --------------     ----------------

   Total Stockholders' Equity                                                   7,889,040            7,223,871
                                                                           --------------     ----------------

   Total Liabilities and Stockholders' Equity                             $    75,859,380    $      77,560,120
                                                                           ==============     ================



         The accompanying notes are an integral part of this statement.

                             THE BANK OF ALEXANDRIA
                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                1997               1996
INTEREST INCOME:
   Loans and loan fees                                                    $     5,521,908    $     4,420,870
   Investment securities                                                          491,485            462,918
   Deposits with other banks                                                      216,217            120,107
   Federal funds sold                                                               1,632            259,370
                                                                           --------------     --------------

   Total Interest Income                                                        6,231,242          5,263,265
                                                                           --------------     --------------

INTEREST EXPENSE:
   Savings deposits and NOW accounts                                              231,216            234,840
   Money market accounts                                                          833,832            632,680
   Time deposits of less than $100,000                                          1,112,334          1,101,596
   Time deposits of $100,000 or more                                              330,925            341,153
   Borrowings                                                                      49,548
                                                                           --------------     --------------

   Total Interest Expense                                                       2,557,855          2,310,269
                                                                           --------------     --------------

   Net interest income                                                          3,673,387          2,952,996
                                                                           --------------     --------------

PROVISION FOR LOAN LOSSES                                                         100,000             57,875
                                                                           --------------     --------------
   Net interest income after provision
      for loan losses                                                           3,573,387          2,895,121
                                                                           --------------     --------------

NONINTEREST INCOME:
   Service charges on deposit accounts                                            259,906            165,702
   Other noninterest income                                                       308,560            229,848
                                                                           --------------     --------------

   Total Noninterest Income                                                       568,466            395,550
                                                                           --------------     --------------

NONINTEREST EXPENSE:
   Salaries and employee benefits (Note 13)                                     1,528,285          1,236,827
   Bank premises and equipment (Notes 6, 8 and 10)                                651,793            488,367
   Net other real estate owned expenses (Note 5)                                   66,374             80,569
   Other noninterest expense                                                      910,320            611,481
                                                                           --------------     --------------

   Total Noninterest Expense                                                    3,156,772          2,417,244
                                                                           --------------     --------------

   Income before income taxes                                                     985,081            873,427

PROVISION FOR INCOME TAXES (Note 9)                                               337,793            299,910
                                                                           --------------     --------------

   NET INCOME                                                             $       647,288    $       573,517
                                                                           ==============     ==============

EARNINGS PER SHARE (Note 15)                                              $           .95    $           .89
                                                                           ==============     ==============

WEIGHTED-AVERAGE NUMBER OF SHARES                                                 682,113            647,661
                                                                           ==============     ==============



         The accompanying notes are an integral part of this statement.

                             THE BANK OF ALEXANDRIA
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                     Net Unrealized
                                                                                         (Loss)
                                                                                         Gain on
                                           Common                      Undivided   Available-For-Sale
                                            Stock        Surplus        Profits        Securities       Total
BALANCE DECEMBER 31, 1995               $  3,114,920  $  3,096,113  $     419,045   $     (1,837)  $   6,628,241

5% stock dividend
   Shares                                    155,185       240,537       (395,722)
   Cash                                                                    (1,432)                        (1,432)

Net changes in unrealized
   gain on available-for-sale
   securities, net of tax                                                                 23,546          23,546

Net income                                                                573,518                        573,518
                                         -----------   -----------   ------------    -----------    ------------


BALANCE DECEMBER 31, 1996                  3,270,105     3,336,650        595,409         21,709       7,223,873

5% stock dividend
   Shares                                    162,200       267,630       (429,830)
   Cash                                                                    (3,459)                        (3,459)
Stock option exercised                           790         1,198                                         1,988
Net changes in unrealized
   gain on available-for-sale
   securities, net of tax                                                                 19,350          19,350

Net income                                                                647,288                        647,288
                                         -----------   -----------   ------------    -----------    ------------


BALANCE DECEMBER 31, 1997               $  3,433,095  $  3,605,478  $     809,408   $     41,059   $   7,889,040
                                         ===========   ===========   ============    ===========    ============



         The accompanying notes are an integral part of this statement.

                             THE BANK OF ALEXANDRIA
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                  1997                1996
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                          $       647,288    $       573,517
      Adjustments to reconcile net income to net cash
         provided by operating activities:
            Depreciation and amortization                                         294,988            216,587
            Net amortization (accretion) on securities                              5,900            (66,029)
            Provision for losses on loans and
               other real estate owned                                            122,447            107,875
            Increase in accrued interest receivable                                67,420            (95,716)
            Decrease in other assets                                               92,923              7,743
            Increase (decrease) in accrued
               interest payable                                                     9,283             (7,021)
            Decrease in other liabilities                                         (38,313)           (34,513)
                                                                            --------------     --------------

      Total Adjustments                                                           554,648            128,926
                                                                            --------------     --------------

      Net Cash Provided by Operating Activities                                 1,201,936            702,443
                                                                            --------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Maturities of securities available for sale                               1,899,939          8,131,779
      Sale of securities available for sale                                     1,000,938
      Purchases of securities available for sale                                 (181,400)       (10,674,293)
      Net increase in loans                                                    (9,857,468)        (2,490,788)
      Purchase of furniture, equipment and
         leasehold improvements                                                  (538,041)        (1,068,488)
      Payments applied against other real estate owned                            100,100
      Additions to other real estate owned                                       (272,304)           (68,129)
                                                                            ---------------    --------------

      Net Cash Used in Investing Activities                                    (7,848,236)        (6,169,919)
                                                                            --------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Net decrease in time deposits                                                15,768          1,407,578
      Net increase (decrease) in other deposit accounts                        (2,299,936)         8,378,403
      Cash dividends paid                                                          (3,459)            (1,432)
      Stock options exercised                                                       1,988
                                                                            --------------     --------------

   Net Cash Provided by (Used in) Financing Activities                         (2,285,639)         9,784,549
                                                                            --------------     --------------

   Net Increase (Decrease) in Cash and Cash Equivalents                        (8,931,939)         4,317,073

Cash and Cash Equivalents, Beginning of Year                                   15,371,512         11,054,438
                                                                            --------------     --------------

Cash and Cash Equivalents, End of Year                                    $     6,439,573    $    15,371,511
                                                                            ==============     ==============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
   AND FINANCING ACTIVITIES:
      Loans and accrued interest transferred to
         other real estate owned                                          $       775,196    $
      Financed sales of other real estate owned                                   338,730

SUPPLEMENTAL DISCLOSURES:
   Income taxes paid                                                      $       316,000    $       291,202
   Interest paid                                                                2,548,572          2,317,290

         The accompanying notes are an integral part of this statement.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis for Accounting

The accompanying financial statements of The Bank of Alexandria (the "Bank") have been prepared in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The Bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, and various types of consumer and commercial loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions.

Investment Securities

The Bank's securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported separately net of tax, through a separate component of stockholders' equity. Gains and losses on sales of securities are determined on the specific-identification method.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at original cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method based on estimated useful lives ranging from 3 to 20 years.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Prior to 1997, loan origination and commitment fees, as well as certain direct origination costs, were deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. On January 1, 1997, the Bank discontinued the deferral of loan fees and direct origination costs because the deferrals did not significantly affect income.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Allowance for Loan Losses

The allowance for loan losses represents an amount which, in management's judgement, will be adequate to absorb possible losses on existing loans that may become uncollectible. Management's judgement in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers' ability to pay, overall portfolio quality, and review of specific problem loans.

Other Real Estate Owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Required Depository Reserves

The Bank is required by regulatory authorities to maintain a specified portion of its assets in the form of reserves. Such reserves consist of vault cash and balances maintained at the Federal Reserve Bank. Balances required to be maintained at the Federal Reserve Bank for 1996 and 1997 were not material.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks, time deposits with other banks and Federal funds sold. Generally, Federal funds are purchased and sold for one-day periods.

Prior Year Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to current year presentation.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


2.        INVESTMENT SECURITIES:

The amortized cost and the approximate fair values of the Bank's investment securities as of December 31, 1997 and 1996 are as follows:

                                                                 Gross              Gross
                                             Amortized        Unrealized         Unrealized          Fair
                                               Cost              Gains             Losses            Value
December 31, 1997

Available-for-Sale Securities:
   U. S. Treasury and
      government securities              $4,260,527        $       58,531      $     (3,807)     $   4,315,251
   Mortgage-backed
      securities                          1,402,779                 9,855            (2,368)         1,410,266
   Equity investments                       476,800                                                    476,800
                                         ------------       --------------     --------------     ------------

   Total Available-for-
      Sale Securities                   $ 6,140,106       $        68,386      $     (6,175)     $   6,202,317
                                         ===========        ==============     ==============     ============


December 31, 1996

Available-for-Sale Securities:
   U. S. Treasury and
      government securities              $6,880,678        $        45,874     $    (17,688)     $   6,908,864
   Mortgage-backed
      securities                          1,689,405                  9,826           (5,121)         1,694,110
   Equity investments                       295,400                                                    295,400
                                        -----------         -------------      --------------     -------------

   Total Available-for-
      Sale Securities                    $8,865,483        $        55,700     $     (22,809)    $   8,898,374
                                        ===========         ==============     ==============    ==============

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS

2.        INVESTMENT SECURITIES (CONTINUED):

The amortized cost and estimated fair value of investment securities at December 31, 1997, by contractual maturity, are as follows:

 Aggregate
                                                                     Amortized              Fair
December 31, 1997                                                       Cost                Value
Available-for-Sale Securities:
   U. S. Treasury and government securities:
      Maturing within one year                                      $       515,152   $       511,345
      Maturing after one year, but within five years                      3,245,375         3,303,281
      Maturing after five years, but within ten years                       500,000           500,625
      Mortgage-backed securities                                          1,402,779         1,410,266
      Equity Investments                                                    476,800           476,800
                                                                     --------------    --------------

   Total Available-for-Sale Securities                              $     6,140,106   $     6,202,317
                                                                     ==============    ==============

Equity investments include common stock issued by the Federal Home Loan Bank and the Community Bankers Bank. The investments are restricted as to sale as long as the Bank participates in the programs offered by those organizations.

Securities with a carrying value of $1,272,000 and $2,272,000 were pledged at December 31, 1997 and 1996 to secure certain deposits. During 1997 proceeds from the sale of securities available for sale were $1,000,938 which resulted in a loss of $585. No securities were sold in 1996.


3.        LOANS:

Loans at December 31, 1997 and 1996 are summarized as follows:

                                                      1997              1996

Commercial loans                              $     7,148,371   $     5,412,827
Consumer loans                                      2,203,322         1,835,279
Real estate loans:
   Secured by residential properties               19,015,555        16,772,895
   Secured by commercial properties                24,413,347        17,825,604
   Construction and land development                5,413,394         7,077,580
                                               --------------    --------------

                                                   58,193,989        48,924,185
Less allowance for possible loan losses              (473,774)         (546,313)
                                               --------------    --------------

   Total Loans, Net                           $    57,720,215   $    48,377,872
                                               ==============    ==============

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions and real estate values.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS



3.        LOANS (CONTINUED):

The Bank's impaired loans are shown in the following schedule at December 31, 1997 and 1996.

                                                                 1997              1996
Nonaccrual loans                                          $       581,155   $       960,905
Other                                                             666,484           991,045
                                                           --------------    --------------

                                                          $     1,247,639   $     1,951,950
                                                           ==============    ==============


Average investment in impaired loans for each year        $     1,631,069   $     2,167,592
Allowance for loan losses related to impaired loans               202,529           350,705

Forgone interest on nonaccrual loans did not have a significant effect on interest income for 1997 and 1996.


4.        ALLOWANCE FOR POSSIBLE LOAN LOSSES:

An analysis of the allowance for possible loan losses as of December 31, 1997 and 1996, is as follows:

                                              1997             1996

Balance, Beginning of the Year        $       546,313   $       474,796
   Provision for loan losses                  100,000            57,875
   Loans charged off                         (191,650)         (119,244)
   Recoveries                                  19,111           132,886
                                       --------------    --------------

Balance, End of the Year              $       473,774   $       546,313
                                       ==============    ==============

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


5.    OTHER REAL ESTATE OWNED:

Other real estate owned which was acquired in settlement of loans and the related valuation allowance was as follows at December 31, 1997 and 1996:

                                                  1997              1996

Fair value at date of acquisition         $     2,553,554   $     1,944,885
Valuation allowance                              (120,000)  $       (97,553)
                                           --------------    --------------

   Net Other Real Estate Owned            $     2,433,554   $     1,847,332
                                           ==============    ==============

Other real estate owned is carried at fair value based on management's estimate of fair value less selling costs and in most cases is supported by appraisals or current sales contracts of the properties. The Bank intends to hold these properties and dispose of them in an orderly process and has developed strategies to maximize the value of each property's disposition. The ultimate collection or realization of the Bank's nonperforming assets will be primarily dependent on the general economic conditions in its market area.


6.        FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

A summary of premises and equipment at December 31, 1997 and 1996 follows:

                                                    1997             1996

Furniture and equipment                      $     2,327,710   $     2,053,594
Leasehold improvements                             1,520,974         1,494,263
                                              --------------    --------------

                                                   3,848,684         3,547,857
Accumulated Depreciation and Amortization         (1,511,575)       (1,453,799)
                                              --------------    --------------

                                             $     2,337,109   $     2,094,058
                                              ==============    ==============

Depreciation expense was $294,894 and $216,587 for 1997 and 1996, respectively.


7.   DEPOSITS:

At December 31, 1997, scheduled maturities of time deposits are as follows:

                  1998                 $    19,288,093
                  1999                       4,096,205
                  2000                       1,619,226
                  2001                         167,700
                  2002                       1,008,601
                                        --------------

                                       $    26,179,825
                                       ===============

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


8.   LEASES:

The Bank has entered into various lease agreements for its facilities, expiring through 2002. The lease agreements provide for rent increases on an annual basis or at time of renewal. Rent expense was $160,575 and $114,990, in 1997 and 1996, respectively.

Minimum aggregate payments for the remaining terms of the leases are as follows:

                 1997                   $ 172,742
                 1998                     199,954
                 1999                     108,434
                 2000                      78,749
                 2001                      81,112
                 Thereafter                42,156
                                        ---------
                                        $ 683,147
                                        =========

9.        INCOME TAXES:

Deferred tax assets and liabilities were comprised of the following significant components as of December 31, 1997 and 1996:

                                                                1997              1996
Assets:
   Provision for loan losses                            $       109,239   $       146,381
   Losses on other real estate owned                             47,831            40,199
   Expenses related to severance package                          1,865             5,932
                                                         --------------    --------------

Gross Deferred Tax Asset                                        158,935           192,512
                                                         --------------    --------------

Liabilities:
   GAAP depreciation in excess of tax deprecation                72,818            41,877
   Unrealized gain on available-for-sale securities              21,151            11,183
   Unrealized accretion income                                    1,036               338
   FHLB dividends                                                 8,568             8,568
                                                         --------------    --------------

Gross Deferred Tax Liabilities                                  103,573            61,966
                                                         --------------    --------------

Net Deferred Tax Asset                                  $        55,362   $       130,546
                                                         ==============    ==============


The current and deferred components of income tax expense are as follows:

                                                                 1997              1996

Current payable                                         $       403,009   $       310,635
Net increase (decrease) in deferred tax benefit                 (65,216)           10,725
                                                        --------------    ---------------
Income Tax Expense                                      $       337,793   $       299,910
                                                        ==============    ===============

The reported amount of income tax expense attributable to continuing operations for the year approximates the amount of income tax expense that would result from applying domestic Federal statutory tax rates to pretax income for the years ended December 31, 1997 and 1996.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


10.       RELATED-PARTY TRANSACTIONS:

The Bank is currently leasing its main office from one of its directors. The annual rent expense related to the office was $51,841 and $50,379 in 1997 and 1996, respectively.

The Bank makes loans to its directors and officers and their affiliates in the normal course of business. The following table summarizes loan transactions with related parties for 1997 and 1996.

                                       1997             1996

Balance, Beginning of year      $     1,019,580   $     1,020,887
New loans and advances                1,108,749           149,149
Curtailments                           (304,050)         (150,456)
                                  --------------    --------------

Balance, End of Year            $     1,824,279   $     1,019,580
                                  ==============    ==============

The Bank recorded expenses (income) of $559 and $(10,066), in conjunction with a severance package for an executive officer during 1997 and 1996, respectively.

The Bank received accounting services from a firm of which a principal serves as director of the Bank. The expense related to services provided by this firm was $3,059 and $5,000 during 1997 and 1996, respectively.

The Bank received design services from a firm of which a principal serves as director of the Bank. Payments to the firm were $40,395 during 1996.


11.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank requires collateral or other security to support certain financial instruments with credit risk.

                                                                     Contract
                                                                      Amount
                                                                  (in thousands)
Commitments to extend credit
   Equity lines                                                  $        14,306
   Commercial real estate, construction and land development           5,247,991
   Other lines                                                         6,373,825
Standby letters of credit                                                 10,000
                                       IV-45

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


11.       FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED):

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and residential and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash as collateral for these types of commitments.

The Bank has no financial instruments which would qualify as derivatives and therefore would require separate disclosure.


12.       CONCENTRATION OF CREDIT RISK:

Most of the Bank's business activity is with customers located in the city of Alexandria and the surrounding localities. The distribution of the Bank's loans by type are shown in Note 3 and commitments to extend credit are shown in Note
11. At December 31, 1997, the Bank had deposits of $3,827,072 in the Federal Home Loan Bank of Atlanta.


13.       EMPLOYEE STOCK OWNERSHIP PLAN AND PROFIT SHARING PLAN:

During 1988, the Bank implemented an employee stock ownership plan ("ESOP"). Effective January 1, 1992, the Bank amended and restated the ESOP to incorporate a Profit Sharing Plan (the "Plan") with a 401(k) feature. The Profit Sharing Plan is intended to qualify under Internal Revenue Code section 401(a) and includes a qualified cash or deferred arrangement under Internal Revenue Code 401(k). No shares were acquired by the ESOP during 1997 or 1996 and the ESOP provisions were terminated in February 1998.

Plan participants may elect to have a portion of their salary deferred by electing to make a contribution to the Plan up to the specified limits. At the sole discretion of the Bank's Board of Directors, the Bank can elect to make an employee profit sharing contribution on behalf of each of the Plan's participants. The allocation will be made on the basis of salary. Employees become eligible for the Plan on December 31 of the year they commence employment, provided they have reached the age of 21 and have been credited with a minimum of 1,000 hours of service. Employees become vested in the employer contribution on the basis of their nonforfeitable interest in their account balance which begins at 20 percent after three years of credited service and increases by 20 percent each year thereafter, until they become fully vested after seven years of service.

During 1997 and 1996, the Bank expensed $37,200 and $30,000, respectively, for its Plan Contributions.

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


14.       INCENTIVE STOCK OPTION PLAN:

The Bank's stock option plan provides that the Bank may grant options to purchase 100,000 shares of common stock at the fair market at the date of the grant. The options may be exercised anytime after six months of being granted up to ten years. In the event of a change in control, the number of options exercisable, shown below, increase by 20%.

Options outstanding at December 31, 1997 are shown in the following table:

            Date                                  Exercise            Expiration
           Granted           Shares                 Price                Date

           11/17/94           46,313             $    8.67            11/17/2004
             3/5/95              599                  8.67              3/5/2005
            5/13/96            5,014                 12.14             5/13/2006
            1/23/97            2,310                 12.62             1/23/2007
             3/3/97            1,000                 13.38              3/3/2007
                            --------
                              55,236
                            ========

The exercise prices shown above have been restated to reflect adjustments for the 5% stock dividends declared in 1997 and 1996.

During 1997, options were exercised to purchase 158 shares at a price of $12.62 per share.

In October 1995 the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock- based Compensation," which established a new accounting principle for measuring compensation cost. Under the new fair value based method, compensation cost is measured at the grant date, based on the value of the award and is recognized over the service period, which is usually the vesting period. The standards also permit an entity to continue using the intrinsic value based method, under which compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the Bank's stock option plan there is no intrinsic value at the grant date and the Bank continues to use this method.

The following table shows the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for the stock-based compensation cost.

                                 1997            1996

Net income                  $    633,274    $    553,410
Earnings per share                   .95             .85

                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


15.       EARNINGS PER SHARE:

The income per share amounts shown on the accompanying financial statements are computed based on 682,113 and 647,661 weighted average number of shares outstanding in 1997 and 1996, respectively. The incentive stock option plan did not have a material dilutive effect on the net income per share in 1997 or 1996.


16.       REGULATORY MATTERS:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions (including restriction on payment of dividends) by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the Bank is considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk- based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes would change the institution's category.

The Company's actual capital ratios are presented in the following table:

                                                   Actual                          Regulatory Requirements
                                           -----------------------              ------------------------------
                                                 December 31,                    Adequately            Well
                                           1997               1996              Capitalized        Capitalized

        Total risk-based ratio            13.8%              14.1%                 8.00%             10.00%
        Tier 1 risk-based ratio           10.3%               9.2%                 4.00%              6.00%
        Total assets leverage ratio       10.6%              10.4%                 3.00%              5.00%


                             THE BANK OF ALEXANDRIA
                         NOTES TO FINANCIAL STATEMENTS


17.        PROPOSED MERGER:

As of December 12, 1997, the Board of Directors of The Bank of Alexandria entered into an agreement and plan of reorganization with F & M National Corporation ("F & M"). Under the terms of the agreement, the Bank will be merged into a subsidiary of F & M and each share of the Bank's common stock will be exchanged for .942 shares of common stock of F & M. To be effective, the agreement must be approved by a two-thirds majority of the shareholders of the Bank and bank regulatory authorities.

PROXY

                             THE BANK OF ALEXANDRIA

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoints Edward Semonian, Norman B. Schrott and Michael E. Wicks, or any one of them and with full power of substitution, his or her attorney-in-fact and proxy, to represent the undersigned at the Special Meeting of Shareholders of The Bank of Alexandria ("BOA"), to be held at Belle Haven Country Club located at 6023 Ft. Hunt Road, Alexandria, Virginia at 10:00 a.m. on May 15, 1998 and at any adjournment thereof, and to vote all shares of stock of BOA that the undersigned shall be entitled to vote at such meeting on each of the following matters:

1. To approve an Agreement and Plan of Reorganization, dated as of December 12, 1997, and a related Plan of Merger (collectively, the "Agreement") among BOA, F&M National Corporation ("F&M") and one of its subsidiary banks, F&M Bank-Northern Virginia, providing for the merger of BOA with and into F&M-Northern Virginia upon the terms and conditions set forth in the Agreement as described in the Proxy Statement/Prospectus of BOA and F&M, dated April 13, 1998.

         FOR  [ ]                AGAINST  [ ]            ABSTAIN  [ ]
                                                         (has the same effect as
                                                         a vote Against)

2. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

         This proxy, when properly signed and dated, will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR proposal number 1 as specified above. This proxy may be revoked at any time prior to its exercise.

                                        Dated:_____________________, 1998

                                        ________________________________

                                        ________________________________

                                        Please sign exactly as name appears on
                                        the stock certificate. When signing as
                                        attorney, executor, administrator or
                                        trustee, please give full title.

             Please mark, sign, date and return promptly this Proxy Card using the enclosed envelope.